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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (AMENDMENT NO. ___)(1)

                             Catalina Lighting, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                           (Title Class of Securities)

                                   148865-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Rodger R. Krouse                        David A. Gerson, Esquire
     Marc J. Leder                           Morgan, Lewis & Bockius LLP
     Sun Capital Partners, LLC               One Oxford Centre
     5200 Town Center Circle, Suite 470      Thirty-Second Floor
     Boca Raton, Florida 33486               Pittsburgh, PA 15219-6401
     (561) 394-0550                          (412) 560-3300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 23, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


----------------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                              -------------
CUSIP NO. 148865-10-8                       13D                    PAGE 2 OF 15
---------------------                                              -------------




--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Sun Catalina Holdings, LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              AF
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                         [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
 NUMBER OF SHARES               13,835,822
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH     8           SHARED VOTING POWER
 REPORTING PERSON
       WITH         ------------------------------------------------------------
                    9           SOLE DISPOSITIVE POWER
                                12,394,770
--------------------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              13,835,822
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                          [ ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              65.2%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------                                              -------------
CUSIP NO. 148865-10-8                       13D                    PAGE 3 OF 15
---------------------                                              -------------




--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Sun Capital Partners II, L.P.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                         [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH     8           SHARED VOTING POWER
 REPORTING PERSON               13,835,822
       WITH         ------------------------------------------------------------
                    9           SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                12,394,770
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              13,835,822
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                          [ ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              65.2%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------                                              -------------
CUSIP NO. 148865-10-8                       13D                    PAGE 4 OF 15
---------------------                                              -------------




--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Sun Capital Advisors II, L.P.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                         [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH     8           SHARED VOTING POWER
 REPORTING PERSON               13,835,822
       WITH         ------------------------------------------------------------
                    9           SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                12,394,770
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              13,835,822
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                          [ ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              65.2%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------                                              -------------
CUSIP NO. 148865-10-8                       13D                    PAGE 5 OF 15
---------------------                                              -------------




--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Sun Capital Partners, LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                         [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH     8           SHARED VOTING POWER
 REPORTING PERSON               13,835,822
       WITH         ------------------------------------------------------------
                    9           SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                12,394,770
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              13,835,822
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                          [ ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              65.2%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------                                              -------------
CUSIP NO. 148865-10-8                       13D                    PAGE 6 OF 15
---------------------                                              -------------




--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Marc J. Leder
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                          [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
--------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH     8           SHARED VOTING POWER
 REPORTING PERSON               13,835,822
       WITH         ------------------------------------------------------------
                    9           SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                12,394,770
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              13,835,822
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                [ ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              65.2%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------                                              -------------
CUSIP NO. 148865-10-8                       13D                    PAGE 7 OF 15
---------------------                                              -------------




--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Rodger R. Krouse
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                          [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
--------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH     8           SHARED VOTING POWER
 REPORTING PERSON               13,835,822
       WITH         ------------------------------------------------------------
                    9           SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                12,394,770
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              13,835,822
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                [ ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              65.2%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------                                               ------------
CUSIP NO. 148865-10-8                       13D                     PAGE 8 OF 15
---------------------                                               ------------


ITEM 1. SECURITY AND ISSUER

                  The title of the class of equity securities to which this Statement relates is :

                      Common Stock, par value $0.01 per share ("Common Stock"), of Catalina Lighting, Inc., a Florida corporation (the "Issuer").

                  The name of the Issuer and address of its principal executive offices are:

                      Catalina Lighting, Inc.
                      18191 NW 68th Avenue
                      Miami, Florida 33015

ITEM 2. IDENTITY AND BACKGROUND

                  This statement is being filed pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Exchange Act") on behalf of Sun Catalina Holdings, LLC, a Delaware limited liability company ("Sun Catalina"), Sun Capital Partners II, L.P., a Delaware limited partnership ("Partners LP"), Sun Capital Advisors II, L.P., a Delaware limited partnership ("Advisors"), Sun Capital Partners, LLC, a Delaware limited liability company ("Partners LLC"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse"). Leder and Krouse may each be deemed to control Sun Catalina, Partners LP, Advisors and Partners LLC, as Leder and Krouse each own 50% of the membership interests in Partners LLC, which in turn is the general and managing partner of Advisors, which in turn is the general and managing partner of Partners LP, which in turn owns 100% of the membership interests of Sun Catalina. Sun Catalina, Partners LP, Advisors, Partners LLC, Leder and Krouse are collectively referred to as the "Reporting Persons."

                  The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

                  During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on Schedule A attached hereto.

                  Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

                  Sun Catalina, Partners LP, Advisors and Partners LLC are each principally engaged in making investments.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The aggregate purchase price of the 8,489,932 shares of Common Stock held by the Reporting Persons is $3,000,000. The aggregate purchase price of a Secured Junior

---------------------                                              -------------
CUSIP NO. 148865-10-8                       13D                    PAGE 9 OF 15
---------------------                                              -------------




         Subordinated Note due 2006, in the principal amount of $4,500,000, and a warrant to purchase up to 3,904,838 shares of Common Stock, is $4,500,000. All of the shares of Common Stock beneficially held by the Reporting Persons were paid for using working capital of one of the Reporting Persons. In connection with the transaction pursuant to which the Reporting Persons acquired securities of the Issuer, certain shareholders, warrant holders and option holders of the Issuer granted the Reporting Persons proxies to vote any shares owned by such holders.

ITEM 4.  PURPOSE OF TRANSACTION

                  On July 23, 2001, the Issuer and Sun Catalina executed an Amended and Restated Note Purchase Agreement and an Amended and Restated Stock Purchase Agreement (collectively, the "Purchase Agreements") whereby Sun Catalina purchased 8,489,932 shares of Common Stock for $3,000,000 and, for an additional $4,500,000, received a secured promissory note and a warrant to purchase up to 3,904,838 shares of Common Stock. Assuming exercise of all options and warrants issued to third parties in connection with the transactions described above, the shares of Common Stock issued to the Reporting Persons, including 3,904,838 shares underlying warrants held by Sun Catalina, would constitute 52.5% of the then outstanding Common Stock of the Issuer.

                  As a result of the transaction, the Issuer's board of directors was expanded to nine members, and six individuals designated by the Reporting Persons became members of the board of directors. Subsequent to the consummation of the transaction, Eric Bescoby (formerly the president and a director of an affiliate of the Reporting Persons) was named chief executive officer of the Issuer. In addition, the board of directors was expanded to ten members and Mr. Bescoby became a member of the board of directors.

                  The Reporting Persons intend to have open communications with the Issuer's management in order to monitor management's efforts to increase shareholder value. In connection with that effort, an affiliate of the Reporting Persons has entered into a Management Services Agreement whereby such affiliate will provide various administrative and management services to the Issuer in exchange for a quarterly payment of $125,000.

                  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock in the open market or otherwise, making an offer to purchase up to all of the Issuer's outstanding shares of Common Stock, through a negotiated transaction or otherwise, or presenting proposals for consideration at an annual or special meeting of the Issuer's shareholders. The Reporting Persons may also sell some or all of their shares of Common Stock through privately negotiated transactions, and may change their intentions with respect to any and all matters referred to in this
         Item 4.

                  Except as set forth in the preceding paragraphs, the Reporting Persons do not have any plan or proposal that relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

---------------------                                              -------------
CUSIP NO. 148865-10-8                       13D                    PAGE 10 OF 15
---------------------                                              -------------



                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                       Section 12(g)(4) of the Act; or

                  (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) Each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 13,835,822 shares of Common Stock, including 3,904,838 shares underlying warrants held by Sun Catalina, which constitutes 65.2% of the shares of Common Stock outstanding. Additionally, pursuant to a shareholders agreement, certain voting agreements and irrevocable proxies issued in connection with such agreements, each of the Reporting Persons may have the right to vote an additional 3,471,865 shares of Common Stock that may be acquired by third parties upon exercise of options or warrants therefor.

                  (b) Sun Catalina has the sole power to vote or direct the vote of 13,835,822 shares of Common Stock, and the sole power to dispose or direct the disposition of 12,394,700 shares of Common Stock. Each Reporting Person other than Sun Catalina may be deemed to have shared power to vote or direct the vote of 13,835,822 shares of Common Stock, and shared power to dispose or direct the disposition of 12,394,770 shares of Common Stock.

                  (c) On July 23, 2001, Sun Catalina purchased 8,489,932 shares of Common Stock for $3,000,000 and, for an additional $4,500,000, received a secured promissory note and a warrant to purchase up to 3,904,838 shares of Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Reference is made to Item 4 above and the exhibits incorporated herein by reference.

---------------------                                              -------------
CUSIP NO. 148865-10-8                       13D                    PAGE 11 OF 15
---------------------                                              -------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

           Schedule A                 Additional Information Required by Item 2
                                      of Schedule 13D.

           Exhibit 99.1 Joint Filing Agreement, dated August 2, 2001, by and among the Reporting Persons

           Exhibit 99.2 Amended and Restated Stock Purchase Agreement, dated July 23, 2001, by and between Sun Catalina and the Issuer.

           Exhibit 99.3 Amended and Restated Note Purchase Agreement, dated July 23, 2001, by and between Sun Catalina and the Issuer.

           Exhibit 99.4 Form of Voting Agreement and Irrevocable Proxy, dated July 23, 2001, by and among Sun Catalina, the Issuer and certain shareholders and option holders of the Issuer.

           Exhibit 99.5 Shareholders Agreement, dated July 23, 2001, by and among Sun Catalina, the Issuer and SunTrust Banks, Inc., a Georgia corporation.

---------------------                                              -------------
CUSIP NO. 148865-10-8                       13D                    PAGE 12 OF 15
---------------------                                              -------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              SUN CATALINA HOLDINGS, LLC


Date: August 2, 2001                      By: /s/ Marc J. Leder
      ---------------------------            ----------------------------------
                                              Name: Marc J. Leder
                                              Title: Co-CEO


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              SUN CAPITAL PARTNERS II, L.P.
                                              BY: Sun Capital Advisors II, L.P.,
                                                  its general partner
                                              BY: Sun Capital Partners, LLC,
                                                  its general partner


Date: August 2, 2001                      By: /s/ Marc J. Leder
      ---------------------------            ----------------------------------
                                              Name: Marc J. Leder
                                              Title: Co-CEO


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              SUN CAPITAL ADVISORS II, L.P.
                                              BY: Sun Capital Partners, LLC, its
                                                  general partner


Date: August 2, 2001                      By: /s/ Marc J. Leder
      ---------------------------            ----------------------------------
                                              Name: Marc J. Leder
                                              Title: Co-CEO

---------------------                                              -------------
CUSIP NO. 148865-10-8                       13D                    PAGE 13 OF 15
---------------------                                              -------------




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              SUN CAPITAL PARTNERS, LLC


Date: August 2, 2001                      By: /s/ Marc J. Leder
      ---------------------------            ----------------------------------
                                              Name: Marc J. Leder
                                              Title: Co-CEO


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 2, 2001                          /s/ Marc J. Leder
      ---------------------------            ----------------------------------
                                              Marc J. Leder
                                              Title: Co-CEO



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 2, 2001                          /s/ Rodger R. Krouse
      ---------------------------            ----------------------------------
                                              Rodger R. Krouse
                                              Title: Co-CEO

---------------------                                              -------------
CUSIP NO. 148865-10-8                       13D                    PAGE 14 OF 15
---------------------                                              -------------


                                  Exhibit Index


      Schedule A                      Additional Information Required by Item 2
                                      of Schedule 13D.

      Exhibit 99.1 Joint Filing Agreement, dated August 2, 2001, by and among the Reporting Persons

      Exhibit 99.2 Amended and Restated Stock Purchase Agreement, dated July 23, 2001, by and between Sun Catalina and the Issuer.

      Exhibit 99.3 Amended and Restated Note Purchase Agreement, dated July 23, 2001, by and between Sun Catalina and the Issuer.

      Exhibit 99.4 Form of Voting Agreement and Irrevocable Proxy, dated July 23, 2001, by and among Sun Catalina, the Issuer and certain shareholders and option holders of the Issuer.

      Exhibit 99.5 Shareholders Agreement, dated July 23, 2001, by and among Sun Catalina, the Issuer and SunTrust Banks, Inc., a Georgia corporation.

---------------------                                              -------------
CUSIP NO. 148865-10-8                       13D                    PAGE 15 OF 15
---------------------                                              -------------




                                   Schedule A


Sun Catalina Holdings, LLC. Set forth below is the name and business address of each manager of Sun Catalina. Each such person is a citizen of the United States of America.

--------------------------------------------------------------------------------
Name                     Title                       Address
--------------------------------------------------------------------------------
Marc J. Leder            Co-CEO                      5200 Town Center Circle
Rodger R. Krouse         Co-CEO                      Suite 470
                                                     Boca Raton, Florida 33486
--------------------------------------------------------------------------------

Sun Capital Partners, LLC. Set forth below is the name and business address of each manager of Partners LLC. Each such person is a citizen of the United States of America.

--------------------------------------------------------------------------------
Name                     Title                       Address
--------------------------------------------------------------------------------
Marc J. Leder            Co-CEO                      5200 Town Center Circle
Rodger R. Krouse         Co-CEO                      Suite 470
                                                     Boca Raton, Florida 33486
--------------------------------------------------------------------------------

                                                                    EXHIBIT 99.1


                             Joint Filing Agreement

           Each of the undersigned hereby agrees to file jointly the statement on Schedule 13D to which this Agreement is attached (including any amendments thereto).

           It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows has reason to believe that such information is inaccurate.

           It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

           Date: August 2, 2001

    SUN CATALINA HOLDINGS, LLC


By: /s/ Marc J. Leder
   ----------------------------------------
    Name: Marc J. Leder
    Title: Co-CEO


    SUN CAPITAL PARTNERS II, L.P.
    BY: Sun Capital Advisors II, L.P., its general partner
        BY: Sun Capital Partners, LLC, its general partner


By: /s/ Marc J. Leder
   ----------------------------------------
    Name: Marc J. Leder
    Title: Co-CEO



    SUN CAPITAL ADVISORS II, L.P.
    BY: Sun Capital Partners, LLC, its general partner


By: /s/ Marc J. Leder
   ----------------------------------------
    Name: Marc J. Leder
    Title: Co-CEO



    SUN CAPITAL PARTNERS, LLC


By: /s/ Marc J. Leder
   ----------------------------------------
    Name: Marc J. Leder
    Title: Co-CEO



   /s/ Marc J. Leder
   ----------------------------------------
   Marc J. Leder


   /s/ Rodger R. Krouse
   ----------------------------------------
   Rodger R. Krouse

                                                                    Exhibit 99.2

================================================================================





                              AMENDED AND RESTATED
                            STOCK PURCHASE AGREEMENT

                                    between

                            CATALINA LIGHTING, INC.,
                             a Florida corporation,

                                      and

                           SUN CATALINA HOLDINGS, LLC
                      a Delaware limited liability company



                             ---------------------




                           Dated as of July 23, 2001



                             ---------------------






================================================================================

                                TABLE OF CONTENTS

                                                                                                          PAGE
ARTICLE I     DEFINITIONS...................................................................................1
         SECTION 1.1      Defined Terms.....................................................................1
         SECTION 1.2      Accounting Terms and Computations................................................11
         SECTION 1.3      Headings; Construction and Interpretation........................................11

ARTICLE II    SALE AND PURCHASE............................................................................11
         SECTION 2.1.     Sale and Issuance of Shares......................................................11
         SECTION 2.2.     Closing..........................................................................12

ARTICLE III   REPRESENTATIONS AND WARRANTIES OF THE CATALINA ENTITIES......................................12
         SECTION 3.1.     Organization and Qualification...................................................13
         SECTION 3.2.     Corporate or Other Power.........................................................13
         SECTION 3.3.     Authorization; Binding Obligations...............................................13
         SECTION 3.4.     Subsidiaries.....................................................................13
         SECTION 3.5.     Conflict with Other Instruments; Existing Defaults; Ranking......................14
         SECTION 3.6.     Governmental and Other Third Party Consents......................................14
         SECTION 3.7.     Capitalization...................................................................15
         SECTION 3.8.     Validity and Issuance of Shares..................................................15
         SECTION 3.9.     SEC Documents....................................................................15
         SECTION 3.10.    Financial Statements.............................................................16
         SECTION 3.11.    Existing Indebtedness; Existing Liens; Investments...............................16
         SECTION 3.12.    Absence of Certain Changes.......................................................17
         SECTION 3.13.    Contracts........................................................................18
         SECTION 3.14.    Accounts Receivable..............................................................20
         SECTION 3.15.    Employees........................................................................20
         SECTION 3.16.    Employee Benefit Plans...........................................................20
         SECTION 3.17.    Tax Matters......................................................................23
         SECTION 3.18.    Litigation.......................................................................25
         SECTION 3.19.    Transactions with Affiliates.....................................................26
         SECTION 3.20.    Investment Company Act...........................................................26
         SECTION 3.21.    Governmental Regulation..........................................................26
         SECTION 3.22.    Compliance with Laws.............................................................27
         SECTION 3.23.    Personal Property................................................................27
         SECTION 3.24.    Real Property....................................................................27
         SECTION 3.25.    Environmental Matters............................................................28
         SECTION 3.26.    Intellectual Property............................................................29
         SECTION 3.27.    Insurance........................................................................29
         SECTION 3.28.    Inventory........................................................................30
         SECTION 3.29.    Customers and Suppliers..........................................................30
         SECTION 3.30.    Depository and Other Accounts....................................................30
         SECTION 3.31.    Books and Records................................................................30

                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                                                          PAGE
ARTICLE IV    REPRESENTATIONS AND WARRANTIES OF THE PURCHASER..............................................30
         SECTION 4.1.     Authorization; Enforceability; No Violations.....................................30
         SECTION 4.2.     Consents.........................................................................31
         SECTION 4.3.     Private Placement................................................................31
         SECTION 4.4.     Legends..........................................................................32
         SECTION 4.5.     Financing........................................................................32

ARTICLE V     COVENANTS OF THE COMPANY.....................................................................32
         SECTION 5.1.     Business in the Ordinary Course..................................................32
         SECTION 5.2.     Existing Condition...............................................................32
         SECTION 5.3.     Maintenance of Properties and Assets.............................................32
         SECTION 5.4.     Employees and Business Relations.................................................32
         SECTION 5.5.     Maintenance of Insurance.........................................................33
         SECTION 5.6.     Compliance with Laws.............................................................33
         SECTION 5.7.     Conduct of Business..............................................................33
         SECTION 5.8.     Access to Books and Records......................................................33
         SECTION 5.9.     Agreement to Take Necessary and Reasonable Actions...............................33
         SECTION 5.10.    Compliance with Conditions.......................................................33
         SECTION 5.11.    Consents and Approvals...........................................................34
         SECTION 5.12.    Voting Agreement.................................................................34
         SECTION 5.13.    Amendment of Articles of Incorporation...........................................34

ARTICLE VI    COVENANTS OF THE PURCHASER...................................................................34
         SECTION 6.1.     Agreement to Take Necessary and Reasonable Actions...............................34
         SECTION 6.2.     Consents and Approvals...........................................................34
         SECTION 6.3.     Restrictions on Transfer.........................................................34

ARTICLE VII   CONDITIONS PRECEDENT TO CLOSING..............................................................35
         SECTION 7.1.     Conditions to the Company's Obligations..........................................35
         SECTION 7.2.     Conditions to Purchaser's Obligations............................................36

ARTICLE VIII  INDEMNIFICATION..............................................................................38
         SECTION 8.1.     General Indemnification by the Company...........................................38
         SECTION 8.2.     Indemnification by the Purchaser.................................................38
         SECTION 8.3.     Third Party Claims...............................................................38
         SECTION 8.4.     Limitations on Indemnification...................................................40
         SECTION 8.5.     Survival of Representations and Warranties.......................................40

ARTICLE IX    MISCELLANEOUS................................................................................40
         SECTION 9.1.     Notices..........................................................................40
         SECTION 9.2.     Governing Law....................................................................42
         SECTION 9.3.     Termination......................................................................42
         SECTION 9.4.     Entire Agreement.................................................................43
         SECTION 9.5.     Modifications and Amendments.....................................................43


                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                                                          PAGE
         SECTION 9.6.     Waivers and Extensions...........................................................43
         SECTION 9.7.     Titles and Headings..............................................................43
         SECTION 9.8.     Exhibits and Schedules...........................................................43
         SECTION 9.9.     Break-up Fee.....................................................................43
         SECTION 9.10.    Expenses.........................................................................44
         SECTION 9.11.    Press Releases and Public Announcements..........................................44
         SECTION 9.12.    Assignment; No Third Party Beneficiaries.........................................44
         SECTION 9.13.    Severability.....................................................................44
         SECTION 9.14.    Counterparts.....................................................................44
         SECTION 9.15.    Further Assurances...............................................................44
         SECTION 9.16.    Remedies Cumulative..............................................................45
         SECTION 9.17.    Other Activities of Purchaser....................................................45
         SECTION 9.18.    Waiver of Trial by Jury..........................................................45

                                    EXHIBITS

Exhibit A        -        Management Services Agreement
Exhibit B        -        Registration Rights Agreement
Exhibit C        -        Voting Agreement
Exhibit D        -        Form of Opinion of Counsel to the Company

                              AMENDED AND RESTATED
                            STOCK PURCHASE AGREEMENT


         THIS AMENDED AND RESTATED STOCK PURCHASE AGREEMENT is made as of July 23, 2001, by and between Catalina Lighting, Inc., a Florida corporation (the "Company"), and Sun Catalina Holdings, LLC, a Delaware limited liability company (collectively, the "Purchaser"). This Agreement amends, restates, and supersedes, in its entirety, the Stock Purchase Agreement by and between the Company and the Purchaser dated as of April 5, 2001, as amended by First Amendment to Stock Purchase Agreement dated May 3, 2001, Second Amendment to Stock Purchase Agreement dated May 15, 2001, Third Amendment to Stock Purchase Agreement dated May 31, 2001, Fourth Amendment to Stock Purchase Agreement dated June 8, 2001 and Fifth Amendment to Stock Purchase Agreement dated, June 29, 2001.

         WHEREAS, the Company desires to issue and sell, and the Purchaser desires to purchase, shares of the Company's Common Stock, par value $.01 per share, upon the terms and subject to the conditions contained in this Agreement; and

         WHEREAS, the purchase and sale contemplated herein are to be effected concurrently with the execution and delivery by the Company to the Purchaser of the Company's Secured Junior Subordinated Note Due 2006 pursuant to a Note Purchase Agreement of even date herewith, the issuance and delivery of which is an inducement to the Purchaser to effect the transactions contemplated by this Agreement and the consummation of which issuance and delivery is a condition precedent to any obligation of the Purchaser to consummate the transactions contemplated by this Agreement;

         NOW, THEREFORE, in consideration of the mutual promises, covenants and conditions hereinafter set forth, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

         SECTION 1.1. Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

         "Affiliate" shall mean with respect to any Person any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "Agreement" shall mean this Amended and Restated Stock Purchase Agreement, together with the Exhibits and the Disclosure Schedule, in each case as amended, restated, supplemented or otherwise modified from time to time.

         "Applicable Law" shall mean all applicable provisions of all (i) constitutions, treaties, statutes, laws, rules, regulations and ordinances of any Governmental Authority and all common law duties, (ii) Consents of any Governmental Authority and (iii) orders, decisions, rulings, judgments, directives or decrees of any Governmental Authority.

         "Authorizations" shall have the meaning specified in Section 3.22.

         "Bankruptcy Laws" shall mean Title 11 of the United States Code (11 U.S.C. Section 101 et seq.), as amended from time to time, and any other federal or state law relating to bankruptcy, insolvency or reorganization or for the relief of debtors.

         "Benefit Plan" shall have the meaning specified in Section 3.16.

         "Board of Directors" shall mean, with respect to any Person, the board of directors (or similar governing body) of such Person.

         "Business Day" means any day that is not a Saturday, a Sunday, or a day on which banking institutions in the City of New York, New York, or the City of Miami, Florida, are authorized or required by law to close.

         "Capital Lease" shall mean any lease or other agreement for (or other arrangement conveying the right to use) property, whether real, personal or mixed, which has been or is required to be classified or accounted for as a capital lease on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP.

         "Capital Lease Obligations" shall mean any and all liabilities or other obligations to pay rent or other amounts under any Capital Lease.

         "Capital Stock" shall mean, with respect to any Person, (i) if such Person is a corporation, any and all shares of capital stock, participations in profits or other equivalents (however designated) or other equity interests of such Person, (ii) if such Person is a limited liability company, any and all membership units or other interests, or (iii) if such Person is a partnership or other entity, any and all partnership or entity units or other interests.

         "Catalina Entities" mean the Company and its Subsidiaries.

         "Change in Control" shall mean the occurrence of one or more of the following events:

                  (i) any "Person" (other than the Purchaser or any of its Affiliates, or any Catalina Entity) or "group" (as such terms are used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) of the Exchange Act becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and 13d-5 of the Exchange Act (provided that such Person will be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time)), directly or indirectly, of 50% or more of the total voting power of the Company;

                  (ii) any sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of the Company to any Person other than the Purchaser or any of its Affiliates, or any Catalina Entity;


                  (iii) the Company is acquired by, or merges, consolidates or amalgamates with or into, any other Person (other than the Purchaser or any of its Affiliates, or any Catalina Entity), except for a transaction in which the shareholders of the Company own more than 50% of the resulting entity immediately after the transaction; or

                  (iv) the Board of Directors or the shareholders of the Company shall have approved any plan of liquidation, dissolution or bankruptcy of the Company.

         "Charter" with respect to any corporation means the certificate of incorporation or articles of incorporation of such corporation.

         "Closing" shall have the meaning specified in Section 2.2.

         "Closing Date" shall have the meaning specified in Section 2.2.

         "Closing Price" shall have the meaning specified in Section 2.1.

         "Code" shall mean the Internal Revenue Code of 1986, as amended, or any successor statute, and the rules and regulations promulgated thereunder, all as the same may from time to time be in effect.

         "Commission" or "SEC" shall mean the Securities and Exchange Commission, or any successor agency.

         "Commonly Controlled Entity" shall have the meaning specified in
Section 3.16.

         "Company" shall have the meaning set forth in the Preamble.

         "Company Capital Stock" shall mean, collectively, the Company Common Stock and the Company Preferred Stock.

         "Company Common Stock" shall mean the Common Stock, par value $0.01 per share, of the Company.

         "Company Preferred Stock" shall mean the Preferred Stock of the Company.

          "Consent" shall mean any consent, approval, authorization, waiver, permit, grant, franchise, license, exemption or order of, or any registration, certificate, qualification, declaration or filing with, or any notice to, any Person, including, without limitation, any Governmental Authority.

         "Contracts" shall have the meaning specified in Section 3.13.

         "Convertible Securities" shall mean, with respect to any Person, any securities or other obligations issued or issuable by such Person or any other Person that are exercisable or exchangeable for, or convertible into, any Capital Stock of such Person.

         "Customary Permitted Liens" shall mean:

                  (i) judgment and attachment Liens in connection with (a) judgments that do not constitute an event of default under the Note so long as the judgment creditor has not succeeded in the foreclosure thereof and reserves have been established to the extent required by GAAP and (b) litigation and legal proceedings that are being contested in good faith by appropriate proceedings so long as (i) reserves have been established to the extent required by GAAP and (ii) such Liens do not encumber assets by an aggregate amount (together with the amount of any unstayed judgments against any Catalina Entity) in excess of $100,000;

                  (ii) Liens for Taxes, assessments or other governmental charges or levies on property of the Catalina Entities if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith by appropriate proceedings;

                  (iii) pledges or deposits by the Catalina Entities under worker's compensation laws, unemployment insurance laws or similar legislation;

                  (iv) Liens on the property of any Catalina Entity incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety or indemnity bonds or other obligations of like nature and incurred in a manner consistent with industry practice, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property;

                  (v) Liens imposed by operation of law, such as carriers', warehousemen's and mechanics' Liens, on property of any of the Catalina Entities arising in the ordinary course of business and securing payment of obligations which are not more than 60 days past due or are being contested in good faith by appropriate proceedings and, if required by GAAP, are appropriately reserved for on the books of the Catalina Entities;

                  (vi) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character; and

                  (vii) Liens disclosed in the consolidated balance sheet of the Company, dated September 30, 2000, or the notes thereto;

provided, however, that each of the Liens described in the foregoing clauses (i) through (vii) inclusive shall only constitute a Customary Permitted Lien so long as such Liens do not, individually or taken as a whole, or create a Material Adverse Effect.

         "Disclosure Schedule" shall have the meaning specified in the introductory paragraph of Section 3.

         "Environmental Laws" shall mean all Applicable Laws relating to Hazardous Materials or the protection of human health or the environment, including all requirements pertaining to reporting, permitting, investigating or remediating Releases or threatened Releases of Hazardous Materials into the environment, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials. Without limiting the generality of the foregoing, the term "Environmental Laws" shall include the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Section 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Federal Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.) and the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.), as such laws may be amended from time to time, and any other present or future federal, state, local or foreign statute, ordinance, rule, regulation, order, judgment, decree, permit, license or request or binding determination of, or agreement with, any Governmental Authority relating to or imposing liability or establishing standards of conduct for the protection of human health or safety or the environment.

         "Equity Rights" shall mean, with respect to any Person, any warrants, options or other rights to subscribe for or purchase, or obligations to issue, any Capital Stock of such Person, or any Convertible Securities of such Person, including, without limitation, any options or similar rights issued or issuable under any employee stock option plan, pension plan or other employee benefit plan of such Person.

         "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and any successor statute, including the rules and regulations promulgated thereunder, in each case as amended from time to time.

         "ERISA Affiliate" shall mean, with respect to any Person, any Person that is, or was at any time within the last six (6) years, a member of a "controlled group of corporations" with, or is under "common control" with, or is a member of the same "affiliated service group" with, such Person (as defined in Sections (b), (c), (m) or (o) of Section 414 of the Code).

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as amended from time to time.

         "Expiration Date" shall have the meaning specified in Section 8.5.

         "Financial Statements" shall have the meaning specified in Section 3.10(a).

         "Foreign Plans" shall have the meaning specified in Section 3.16(p).

         "GAAP" shall mean United States generally accepted accounting principles and practices set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, all as in effect on the date hereof, applied on a basis consistent with prior periods.

         "Governmental Authority" shall mean any nation or government, and any state or political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory organization.

         "Guarantee" shall mean any obligation, contingent or otherwise, of any Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or obligation of any other Person in any manner, whether directly or indirectly, and shall in any event include the Subsidiary Guaranty and shall include, without limitation, any obligation of such Person, direct or indirect, to (i) purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or obligation or the purchase of (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness or obligation, (ii) purchase property, securities or services for the purpose of assuring the owner of such Indebtedness or obligation of the payment of such Indebtedness or obligation, or (iii) maintain working capital, equity capital, available cash or other similar financial requirement of the primary obligor; provided, however, that the term Guarantee shall not include endorsements for collection or collections for deposit, in either case in the ordinary course of business.

         "Hazardous Materials" shall mean any substance: (i) the presence of which requires investigation or remediation under any Applicable Laws; (ii) that is defined or becomes defined as a "hazardous waste" or "hazardous substance" under any Applicable Laws (including, without limitation, all Environmental
Laws); (iii) that is toxic, explosive, corrosive, inflammable, infectious, radioactive, carcinogenic, mutagenic, bio-hazardous or otherwise hazardous and is or becomes regulated by any Governmental Authority; (iv) the presence of which on any real property causes or threatens to cause a nuisance upon the real property or to adjacent properties or poses or threatens to pose a hazard to any real property or to the health or safety of Persons on or about any real property; or (v) that contains gasoline or other petroleum hydrocarbons, polychlorinated biphenyls or asbestos.

         "Indebtedness" shall mean with respect to any Person and without duplication, (i) any indebtedness, liabilities or other obligations, contingent or otherwise, for borrowed money; (ii) all obligations evidenced by bonds, notes, debentures or similar instruments; (iii) all obligations to pay the deferred purchase or acquisition price of property or services (other than trade accounts payable arising in the ordinary course of business) and any installment payment non-compete agreements; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights or remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (v) all Capital Lease Obligations; (vi) all obligations of others secured by a Lien to which any property or assets owned by such Person is subject, whether or not the obligations secured thereby have been assumed by such Person; (vii) all net obligations in respect of rate swaps, caps, floors and collars, currency swaps, or other similar financial products designed to provide protection against fluctuations in interest, currency or exchange rates; (viii) all reimbursement or other obligations of such Person in respect of any bank Guarantees, surety bonds and similar instruments issued for the account of such Person or as to which such Person is otherwise liable for reimbursement of drawings or payments; (ix) all obligations under facilities for the discount or sale of receivables; (x) the maximum repurchase price of any redeemable Capital Stock of such Person; (xi) all Guarantees of Indebtedness of the type described in clauses (i) through (x) above; and (xii) all obligations which are required to be classified as long-term liabilities on the balance sheet of such Person under GAAP as liabilities (other than reserves under GAAP), in each case, only as may be material to such Person or if involving amounts in excess of $100,000. The Indebtedness of any Person shall also include all recourse Indebtedness of any partnership or joint venture or limited liability company in which such Person is a general partner or a joint venturer or a member.

         "Indemnified Party" shall have the meaning specified in Section 8.3.

         "Indemnifying Party" shall have the meaning specified in Section 8.3.

         "Investments" mean as applied to any Person, (i) any direct or indirect acquisition or ownership (including, without limitation, beneficial ownership) by such Person of Capital Stock, other securities or other interests of, or investments in, any other Person, or all or any substantial part of the business or assets of any other Person, and (ii) any direct or indirect gift or capital contribution by such Person to any other Person.

         "Knowledge" with respect to the Company shall mean the knowledge of any of the four executive officers (Robert Hersh, Dean Rappaport, Nathan Katz or David Sasnett) of the Company, including facts of which such officers, in the reasonably prudent exercise of their official duties, should have known, with regard to the Company and the other Catalina Entities.

         "Leases" shall have the meaning specified in Section 3.24.

         "Lien" shall mean any lien (statutory or other), pledge, mortgage, deed of trust, assignment, deposit arrangement, priority, security interest, adverse claim, charge or encumbrance or other preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a lessor under a Capital Lease having substantially the same economic effect), any agreement to give or refrain from giving any lien, pledge, mortgage, security interest, charge or other encumbrance of any kind, any conditional sale or other title retention agreement, any lease in the nature thereof and the filing or existence of any financing statement or other similar form of notice under the laws of any jurisdiction or any security agreement authorizing any Person to file such a financing statement, whether arising by contract, operation of law, or otherwise.

         "Losses" shall have the meaning specified in Section 8.1.

         "Management Agreements" mean the agreements between the Company and each of Robert Hersh, Dean Rappaport, Nathan Katz and David Sasnett.

         "Management Services Agreement" means the Management Services Agreement to be entered into by and among the Company and an Affiliate of the Purchaser concurrently with the Closing, substantially in the form of Exhibit A.

          "Material Adverse Effect" or "Material Adverse Change" shall mean any event, matter, condition or circumstance which (i) has a material adverse effect on, or material adverse change in, as the case may be, the business, assets, financial condition, properties (whether real, personal or otherwise), results of operations of the Catalina Entities taken as a whole, (ii) materially impairs the ability of any Catalina Entity to perform or observe its obligations under this Agreement, the Note, any other Transaction Document (other than the Warrant and the Registration Rights Agreement) to which it is a party or any Senior Credit Document to which it is a party or (iii) adversely affects the legality, binding effect, validity or enforceability of this Agreement, any other Transaction Document (other than the Warrant and the Registration Rights Agreement) or the perfection or priority of any material Lien granted to the Purchaser under any Transaction Document.

         "Note" shall mean the Note issued pursuant to the terms of the Note Purchase Agreement.

         "Note Purchase Agreement" shall mean the Amended and Restated Note Purchase Agreement, by and between the Company and Purchaser, dated as of July 23, 2001.

         "Notices" shall have the meaning specified in Section 9.1.

         "Other Debt Document" shall mean any agreement, instrument or other document evidencing or governing any Indebtedness of the Catalina Entities other than the Note and any other Transaction Document, but including, without limitation, the Senior Credit Documents.

         "Pension Plan" shall have the meaning specified in Section 3.16.

         "Permitted Liens" shall mean:

                  (i) Liens in favor of the Purchaser;

                  (ii) Liens in favor of the Senior Lenders;

                  (iii) Liens existing on the date of this Agreement and set forth on Schedule 1.1, but excluding any Liens incurred in connection with the extension, renewal or refunding of the Indebtedness secured thereby;

                  (iv) Customary Permitted Liens;

                  (v) Liens to which the Purchaser has consented in writing and which are expressly subordinate to the Indebtedness to the Purchaser; and

                  (vi) Liens existing in connection with any financing referred to in Section 7.2(c).

         "Person" shall mean any individual, trustee, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, limited liability partnership and other entity or any Governmental Authority.

         "Purchase Price" shall have the meaning specified in Section 2.1.

         "Purchaser" shall have the meaning set forth in the Preamble.

         "Registration Rights Agreement" means the Registration Rights Agreement to be entered into by and among the Company and the Purchaser concurrently with the Closing, substantially in the form of Exhibit B.

         "Release" shall mean any release (whether threatened or actual), migration, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, seeping, leaching, dumping or disposing into the environment or the workplace of any Hazardous Materials, and otherwise as defined in any Environmental Laws.

         "Sale of the Company" shall have the meaning specified in Section 9.9.

         "SEC Documents" shall have the meaning specified in Section 3.9.

         "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, all as the same shall be in effect at the time.

         "Senior Credit Agreement" shall mean the Third Amended and Restated Revolving Credit and Term Loan Agreement dated as of July 23, 2001, as amended, by and among the Company, as borrower, the guarantors named therein and the Senior Lenders.

         "Senior Credit Documents" shall mean the Senior Credit Agreement and all notes, Guarantees, security agreements, pledge agreements and other documents contemplated by the Senior Credit Agreement and executed and delivered in connection therewith.

         "Senior Indebtedness" shall mean, with respect to any Person, the principal of, premium, if any, and interest on any Indebtedness of such Person, whether now outstanding or hereafter created, incurred, assumed or guaranteed, unless such Indebtedness is contractually pari passu, subordinate or junior in right of payment and rights upon liquidation to the Indebtedness evidenced by the Note.

         "Senior Lenders" shall mean, collectively, the "Administrative Agent," the "Domestic Issuing Bank," the "Domestic Swingline Lender," the "UK Issuing Bank," the "UK Swingline Bank" and the "Lenders" as each such quoted term is defined under the Senior Credit Agreement.

         "Senior Subordinated Documents" shall mean that certain Note Purchase Agreement between the Company and SunTrust dated the date hereof, as the same may hereafter be amended, restated or modified in accordance with the terms hereof and all other documents contemplated thereby and executed and delivered in connection therewith including the Subordination Agreement.

          "Shares" mean the shares of Company Common Stock to be issued and sold by the Company to the Purchaser under Section 2.1 hereof.

         "Significant Customers" shall have the meaning specified in Section
3.29.

         "Significant Suppliers" shall have the meaning specified in Section
3.29.

         "Subordination Agreement" shall mean that certain Subordination Agreement, dated as of the date hereof, by and among SunTrust, the Purchaser and the Company, as amended, restated, supplemented or otherwise modified from time to time.

         "subsidiary" means, with respect to any Person (a) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by a subsidiary of such Person, or by such Person and one or more subsidiaries of such Person, (b) a partnership in which such Person or a subsidiary of such Person is, at the date of determination, a general partner of such partnership, or (c) any other Person (other than a corporation) in which such Person, a subsidiary of such Person or such Person and one or more subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

         "Subsidiary" means a subsidiary of the Company.

         "SunTrust" shall mean SunTrust Banks, Inc., a Georgia corporation.

         "Tax" or "Taxes" mean all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, add on or alternative minimum, occupancy, withholding, payroll, employment, social security, excise, severance, stamp, value added, occupation, premium, property (including, without limitation, real property and any assessments, special or otherwise), windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

         "Tax Returns" mean all returns (including information returns), declarations, reports, statements and other documents required to be filed with respect to a Tax.

         "Third Party Claim" shall have the meaning specified in Section 8.3.

         "Transaction Documents" mean this Agreement, the Registration Rights Agreement, the Note Purchase Agreement, the Note, the Warrant and the Management Services Agreement, and all other agreements and instruments referred to therein to be entered into by the parties to this Agreement in connection with the consummation of the transactions contemplated hereby and thereby.

         "Warrant" shall mean the warrant issued pursuant to the terms of the Note Purchase Agreement.

         "Welfare Plan" shall have the meaning specified in Section 3.16.

         SECTION 1.2. Accounting Terms and Computations. For purposes of this Agreement, (a) all accounting terms used in this Agreement that are not expressly defined herein have the meanings given to them under GAAP, (b) all computations made pursuant to this Agreement or any other Transaction Document shall be made in accordance with GAAP, (c) all financial statements and other financial information to be delivered by any Catalina Entity hereunder or under any other Transaction Document shall be prepared in accordance with GAAP, except that any interim financial statements or other financial information which are unaudited may be subject to year-end audit adjustments and may omit footnotes and (d) all computations, financial statements and other financial information of the Catalina Entities hereunder shall be determined on a consolidated basis in accordance with GAAP.


         SECTION 1.3. Headings; Construction and Interpretation. The headings in this Agreement are for convenience of reference only, do not constitute a part of this Agreement and are not to be considered in construing or interpreting this Agreement. All section, preamble, recital, exhibit, schedule, disclosure schedule, annex, clause and party references are to this Agreement unless otherwise stated. No party, nor its counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all provisions of this Agreement shall be construed in accordance with their fair meaning, and not strictly for or against any party.

                                   ARTICLE II

                                SALE AND PURCHASE

         SECTION 2.1. Sale and Issuance of Shares. On the Closing Date, and upon the terms and subject to the conditions set forth in this Agreement, the Company shall issue and sell to the

Purchaser, and the Purchaser shall purchase and accept from the Company, 8,489,932 shares of Company Common Stock, for the aggregate purchase price of $3,000,000 ("Purchase Price"), representing a price per share of $0.353 (the "Closing Price").

         SECTION 2.2. Closing.

                  (a) The closing of the purchase and sale of the Shares (the "Closing") shall take place at 10:00 a.m., local time, on July 18, 2001, or such other date as promptly thereafter as of which all of the conditions set forth in Article VII hereof shall have been satisfied or duly waived or at such other time and date as the parties hereto shall agree in writing (the "Closing Date"), at the offices of King & Spalding, 1185 Avenue of the Americas, New York, New York 10036 or at such other place as the parties hereto shall agree in writing.

                  (b) On the Closing Date (i) the Purchaser shall deposit into a bank account designated by the Company, by wire transfer of immediately available funds, an amount equal to the aggregate Purchase Price of the Shares, and (ii) the Company shall deliver to the Purchaser, against payment of the Purchase Price therefor, a certificate or certificates representing 8,489,932 shares of Company Common Stock.

                  (c) The Shares shall be in definitive form and registered in the name of the Purchaser or its nominee or designee and in a single certificate or in such other denominations as the Purchaser shall request not later than one Business Day prior to the Closing Date.

         SECTION 2.3. Use of Proceeds. The proceeds from the purchase of the Shares shall be applied, first to the extent of any amounts paid by the Company at the Closing to reduce amounts payable by the Company under the Term A Loan (as defined in the Senior Credit Agreement), and thereafter, to pay fees and expenses related to the transactions contemplated hereby.


                                  ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         In connection with the following representations and warranties, attached to this Agreement is a disclosure schedule (the "Disclosure Schedule") arranged in numbered parts corresponding to the Section numbering in this Agreement of the following representations and warranties. The information disclosed in any numbered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered Section in this Agreement and shall not be deemed to relate to or to qualify any other representation or warranty unless so stated otherwise specifying each other representation and warranty to which it relates. To induce the Purchaser to purchase the Shares under this Agreement, the Company hereby represents and warrants to the Purchaser that, except as expressly set forth in the Disclosure Schedule (which shall be deemed to constitute part of these representations and warranties) or as set forth in those Company SEC Documents filed with the SEC on or after September 30, 2000.

         SECTION 3.1. Organization and Qualification. Each Catalina Entity is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite power and authority necessary to own or lease and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted, and is duly qualified or licensed to do business in each jurisdiction in which the character of the properties or assets owned, leased or operated by it or the nature of the activities conducted makes such qualification or licensing necessary, except where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect.

         SECTION 3.2. Corporate or Other Power. Each Catalina Entity has the requisite power and authority to execute, deliver, carry out and perform its obligations under this Agreement and all other Transaction Documents to which it is a party, including, without limitation, with respect to the Company, the power and authority to issue, sell and deliver the Shares to be issued and sold by it to the Purchaser hereunder.

         SECTION 3.3. Authorization; Binding Obligations.

                  (a) The execution, delivery and performance by the Company of this Agreement and each of the other Transaction Documents to which the Company is a party, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly authorized by all requisite action on the Company's part. The issuance, sale and delivery by the Company of the Shares as contemplated hereunder at Closing have been duly authorized, or will be duly authorized prior to such issuance and delivery. The execution, delivery and performance of each of the Transaction Documents to which any Catalina Entity other than the Company is a party, and the consummation by the Catalina Entities other than the Company of the other transactions contemplated thereby, have been duly authorized, or will be duly authorized prior to being executed and delivered, by all requisite action on each such Catalina Entity's part, as applicable.

                  (b) This Agreement is, and each other Transaction Document will at the Closing be, assuming the due authorization, execution and delivery by the parties (other than the Catalina Entities) thereto, a legal, valid and binding obligation of each Catalina Entity that is a party thereto, enforceable against such Catalina Entity in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or conveyance or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability, and except as rights of indemnity or contribution may be limited by federal or state securities laws or the public policy underlying such laws.

         SECTION 3.4. Subsidiaries. Exhibit 21 to the Company's annual report on Form 10-K for the fiscal year ended September 30, 2000 as filed with the SEC on December 29, 2000, sets forth a true, complete and correct list of all Subsidiaries of the Company, setting forth, as to each such Subsidiary, its full name, the address of its principal executive offices or its jurisdiction of organization.

         SECTION 3.5. Conflict with Other Instruments; Existing Defaults;
Ranking.


                  (a) The execution, delivery and performance of this Agreement by the Catalina Entities and each other Transaction Document to which any Catalina Entity is a party, the issuance, sale and delivery by the Company of the Shares and the consummation of the other transactions contemplated hereby and thereby do not and will not violate, or cause a default under, or give rise to a right of termination under, (i) the Charter or bylaws of that Catalina Entity, in each case as in effect on the date hereof, (ii) any term of any lease, credit agreement, indenture, note, mortgage, instrument or other agreement to which that Catalina Entity is a party or by which any of its properties or assets are bound (including, without limitation, any Contract or Other Debt Document) or (iii) any Applicable Laws, except in the case of clause
(ii) or (iii) where the default, breach or violation would not reasonably be expected to have a Material Adverse Effect.

                  (b) No Catalina Entity is in default, breach or violation of
(i) its Charter or bylaws as in effect as of the date hereof, (ii) any lease, credit agreement, indenture, note, mortgage, instrument or other agreement to which it is a party or by which any of its properties or assets are bound (including, without limitation, any Contract or Other Debt Document) or (iii) any Applicable Laws, except in the case of clause (ii) or (iii) where the default, breach or violation would not reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, there does not exist any "default" or "event of default" (in each case as defined in any Other Debt Document) or any default under any other credit or financing agreement to which any Catalina Entity is a party or by which any of its properties or assets are bound.

                  (c) Other than the Senior Credit Documents (as to which the Company has, or before Closing shall have, obtained all required Consents so as to permit the consummation of all transactions contemplated by the Transaction Documents), there are no contractual or other restrictions or limitations which prohibit or restrict (i) the issuance and sale of the Shares as contemplated hereunder, (ii) any merger, sale of assets or other event which could cause a Change in Control or (iii) any other financings by any Catalina Entity, including, without limitation, any public or private debt or equity financings.


                  (d) Schedule 3.5(d) sets forth a true, correct and complete list of all Senior Indebtedness of each Catalina Entity. Payment of principal of, premium, if any, and interest on the Note is subordinate only to the Senior Indebtedness of the Company, including the note issued in connection with the financing referred to in Section 7.2(c). No Indebtedness of any Catalina Entity ranks pari passu with any Indebtedness evidenced by the Note.


         SECTION 3.6. Governmental and Other Third Party Consents. Except as required by applicable filing requirements of the Exchange Act or state securities laws and those Consents that have already been obtained or made or those for which the failure to obtain would not have a Material Adverse Effect, no Catalina Entity is required to obtain any Consent from, or is required to make any declaration or filing with, any Governmental Authority or any other Person in connection with the execution, delivery and performance of this Agreement or any other Transaction Document, including, without limitation, the issuance, sale and delivery of the

Shares as contemplated hereunder. To the Company's Knowledge after due inquiry, each of the Consents that have been obtained or made in connection with the execution, delivery and performance of this Agreement or any other Transaction Document is in full force and effect.

         SECTION 3.7. Capitalization. Schedule 3.7 sets forth a true, correct and complete description of the authorized Capital Stock of each Catalina Entity and the number of shares of each class of Capital Stock that is issued and outstanding as of the date hereof. All of the issued and outstanding shares of Capital Stock of each Catalina Entity have been duly authorized and are validly issued, fully paid and non-assessable. The Company owns all of the issued and outstanding shares of each other Catalina Entity free and clear of any Liens. As of the date hereof, there are: (i) no outstanding Equity Rights of any Catalina Entity (other than Company Capital Stock held by the public) and other than the warrants issued to the Senior Lenders and SunTrust; (ii) no voting trusts or other agreements or undertakings with respect to the voting of the Capital Stock of any Catalina Entity; (iii) no obligations or rights (whether fixed or contingent) on the part of any Catalina Entity, any of its directors or officers, or any other Person to purchase, repurchase, redeem or "put" any outstanding shares of the Capital Stock or Equity Rights of any Catalina Entity; and (iv) no rights of first offer or first refusal, registration rights or anti-dilution rights or similar rights with respect to any shares of Company Capital Stock (other than those granted to the Senior Lenders, the Purchaser and SunTrust). To the Company's Knowledge after due inquiry, all shares of Company Capital Stock and Equity Rights of each Catalina Entity have been issued and offered in compliance with all applicable federal and state securities laws.


         SECTION 3.8. Validity and Issuance of Shares. The Shares have been duly authorized and when issued, delivered and paid for pursuant to the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable.


         SECTION 3.9. SEC Documents.

                  (a) The Company has filed all required forms, reports and documents with the Commission since September 30, 1998, including all exhibits thereto (collectively, the "SEC Documents"), each of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act as in effect on the dates so filed. None of the SEC Documents (as of their respective filing dates or, if amended, as of the date of the last such amendment filed prior to the date hereof) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                  (b) No information about the Company contained in the Company's representations and warranties under this Agreement (including the Disclosure Schedule) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein not misleading in light of the circumstances under which they were made.

                  (c) To the Company's Knowledge, there are no facts that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and that have not been disclosed in the SEC Documents or this Agreement (including the Disclosure Schedule).

         SECTION 3.10. Financial Statements.

                  (a) The Company has delivered to the Purchaser copies of:

                           (i) audited consolidated balance sheets of the
                  Company and its Subsidiaries as of September 30, 1999 and 2000, and audited consolidated statements of operations, shareholders' equity and changes in financial position or cash flows for each of the two years then ended; and

                           (ii) unaudited financial statements of the Company
                  and its Subsidiaries consisting of a consolidated balance sheet as of March 31, 2001, and a statement of operations and cash flows for the three months ended March 31, 2001 (the financial statements referred to in clauses (i) and (ii) being collectively referred to as the "Financial Statements").


                  (b) The Financial Statements (including, in each case, the related schedules and notes) fairly present the consolidated financial position of the Company and its Subsidiaries, as of the respective dates of such balance sheets and the consolidated results of operations of the Company and its Subsidiaries, for the respective periods covered by such statements of operations, shareholders' equity and changes in financial position or cash flows, as the case may be, and have been prepared in accordance with GAAP, except as to the unaudited financial statements, for the omission of notes thereto and normal year-end adjustments.

                  (c) The Company has no assets or liabilities that would have been required to be reflected in consolidated financial statements of the Company prepared in accordance with GAAP, including the notes thereto and that are not reflected in the Financial Statements.

         SECTION 3.11. Existing Indebtedness; Existing Liens; Investments.
Schedule 3.11 sets forth a true, correct and complete list, and describes, as of the date or dates indicated therein, as applicable:

                           (i) all Indebtedness of the Company on a consolidated
                  and consolidating basis outstanding as of May 31, 2001, showing, as to each category of Indebtedness, the total amount outstanding (by principal, interest and other amounts, if applicable);

                           (ii) all Liens (other than Permitted Liens) in
                  respect of any property or assets (other than Liens on individual assets having a book value less than $100,000 of the Catalina Entities existing immediately prior to the Closing Date, showing, as to each Lien, the name of the grantor and secured party, the Indebtedness secured thereby, the name of the debtor (if different from the grantor) and the assets or other property covered by such Lien; and

                           (iii) all Investments of the Catalina Entities as of
                  May 31, 2001, except for (A) Investments by any Catalina Entity in another Catalina Entity and (B) individual Investments with a book value of $100,000 or less.

         SECTION 3.12. Absence of Certain Changes. Except as set forth in the Company's SEC Documents as of the date hereof, and except pursuant to the Senior Credit Documents, the Senior Subordinated Documents and the Transaction Documents, since September 30, 2000, there has not been, and there is no agreement, commitment or obligation to do, any of the following:

                  (a) Any transaction or series of related transactions involving any Catalina Entity not in the ordinary course of business, involving $150,000 individually or $500,000 in the aggregate, including, without limitation, any sale of any assets or properties (other than inventory in the ordinary course of business);

                  (b) Any declaration, setting aside or payment of any dividend or other distribution or payment (whether in cash, stock or property) with respect to the Company Capital Stock, or any redemption, purchase or other acquisition of securities of the Company;

                  (c) Any damage, destruction or loss, whether or not covered by insurance, to any material assets or properties of any Catalina Entity, except such damage, destruction or loss that is less than $100,000 in the aggregate;

                  (d) Any Material Adverse Effect;

                  (e) Any loan or advance made by any Catalina Entity to any Person, except normal travel advances or other reasonable business expense advances made in the ordinary course of business to its own employees and extensions of credit made in the ordinary course of business;

                  (f) Any Indebtedness for borrowed money incurred by any Catalina Entity or any commitment to incur Indebtedness for borrowed money entered into by any Catalina Entity (other than as contemplated by this Agreement) or in the ordinary course of business;

                  (g) Any capital expenditures or commitments to make capital expenditures in excess of $150,000, other than in the ordinary course of business;

                  (h) Any payment, satisfaction, discharge or cancellation of any debts or claims of any Catalina Entity other than in the ordinary course of business consistent with past practices;

                  (i) Any amendment, modification or termination of any Contract or agreement to which any Catalina Entity is a party or by which any Catalina Entity or any of their assets or properties may be bound or subject involving $150,000 individually or $500,000 in the aggregate, or (except as contemplated by Section 7.2(j) hereof) of any employment or consulting agreement with any officer or director of any Catalina Entity, and in each case not in the ordinary course of business;

                  (j) Any mortgage, pledge or Lien (other than Permitted Liens) encumbering any of the assets or properties of any Catalina Entity, or any assumption of, or taking any material assets or properties subject to, any liability not in the ordinary course of business, involving $150,000 individually or $500,000 in the aggregate;

                  (k) Any increase in, or commitment to increase, the salaries, wages, bonuses or other compensation payable or to become payable to any officer or other employee of any Catalina Entity, other than increases in salaries and wages in the ordinary course of business consistent with past practices, or as provided in existing employment agreements with employees other than executive (or, as disclosed to the Purchaser in writing, other) officers; the Company has provided the Purchaser a schedule of all bonuses payable or to become payable to officers or employees since September 30, 2000;

                  (l) Any adoption by any Catalina Entity of any new Benefit Plan or amendment to any Benefit Plan to provide any new or additional plans, programs, contracts, benefits or arrangements involving direct or indirect compensation to any officer, director, employee, former employee, or their dependents or beneficiaries, of any Catalina Entity;

                  (m) Any revaluation by any Catalina Entity of any of its assets, including without limitation, any write-offs, increases in any reserves except in the ordinary course of business consistent with past practice or any write-up or write-down of the value of inventory, property, plant, equipment or any other asset, except in the ordinary course of business consistent with past practice; or


                  (n) Any revaluation or repricing of any Equity Rights of any Catalina Entity.


         SECTION 3.13. Contracts.

                  (a) Schedule 3.13 sets forth an accurate, correct and complete list of all agreements, contracts, commitments, arrangements and understandings, written or oral, including all amendments and supplements thereto, of any Catalina Entity (the "Contracts"), to which any Catalina Entity is a party or is bound, or by which any of its assets are bound, and which involve any:


                           (i) agreement, commitment, arrangement or
                  understanding with any present or former employee or consultant or for the employment of any Person, including any consultant, who is not an employee-at-will and as to whom the aggregate amount payable under the agreement or arrangement equals or exceeds $100,000;

                           (ii) agreement, commitment, arrangement or
                  understanding for the future purchase of, or payment for, supplies or products, or for the performance of services or delivery of goods by or to any Catalina Entity of an amount or having a value that is or is reasonably likely to be in excess of $100,000, other than contracts, agreements or commitments
                  (i) that terminate within 90 days or are cancelable by the Catalina Entity upon notice of not more than 90 days for a penalty of less than $100,000 in the aggregate, or (ii) that relate to the purchase of finished goods or raw materials or the sale of products that, in each case, have a value of $5,000,000 or less;

                           (iii) agreement, commitment, arrangement or
                  understanding containing a provision to indemnify any Person or entity or assume any Tax, environmental or other liability of any Person other than a Catalina Entity and individually involving an amount in excess of $100,000;

                           (iv) material agreement, commitment, arrangement or
                  understanding with federal, state, local, regulatory or other governmental entities;

                           (v) agreement, commitment, arrangement or
                  understanding limiting or restraining any Catalina Entity or any successor thereto, or to the Knowledge of the Company, any employee of any Catalina Entity or any successor thereto, from engaging or competing in any manner or in any business, other than agreements of such employees in favor of any Catalina Entity; or

                           (vi) material license, franchise, distributorship or
                  other agreement, commitment, arrangement or understanding which relates in whole or in part to any software (it being understood that licenses for off-the-shelf software shall not be deemed to be material), patent, trademark, trade name, service mark or copyright or to any ideas, technical assistance or other know-how of or used by any Catalina Entity.

                  (b) Each of the Contracts listed on Schedule 3.13, or not required to be listed thereon because of the amount or materiality thereof, is valid and enforceable in accordance with its terms and is in full force and effect, except as such enforceability may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally, and except as the availability of equitable remedies may be limited by the application of general principles of equity (regardless of whether such equitable principle is applied in a proceeding at law or in equity), provided that the foregoing representation is to the Company's Knowledge with respect to the other parties to such Contracts. No Catalina Entity is, and to the Knowledge of the Company, no other party thereto is, in default in the performance, observance or fulfillment of any material obligation, covenant or condition contained therein; and no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder.

         SECTION 3.14. Accounts Receivable. All accounts receivable of the Catalina Entities represent valid obligations arising from bona fide business transactions in the ordinary course of business consistent with past practice. There is no contest, claim, counterclaim, defense or right of set-off, other than rebates and returns in the ordinary course of business, under any contract with any obligor of any account receivable relating to the amount or validity of such account receivable. All accounts receivable are generally due within 60 days after being accrued on the books of the Catalina Entities and have generally been collected, or will be collected, in the full aggregate recorded amounts thereof, subject to the Company's reserves for (i) doubtful accounts,
(ii) sales allowances and (iii) sales returns, in each case of such clause (i),
(ii) and (iii) in the ordinary course of business.

         SECTION 3.15. Employees. (i) There have not been in the past five years, there are not pending, and, to the Knowledge of the Company there are not threatened, any labor disputes, work stoppages, requests for representation, pickets or work slow-downs due to labor disagreements; (ii) there is no unfair labor practice, charge or complaint pending, unresolved or, to the Knowledge of the Company, threatened before any Governmental Authority; (iii) there is no employment handbook, personnel policy manual, or similar document that creates prospective employment rights or obligations; (iv) no employees of any Catalina Entity are covered by any collective bargaining agreement; (v) each Catalina Entity has paid or accrued in accordance with GAAP all wages and compensation due to employees, including all vacations or vacation pay, holidays or holiday pay, sick days or sick pay, and bonuses, except for failures to pay or accrue not to exceed $25,000 as to each employee or $100,000 for all employees in the aggregate; (vi) the consummation of the transactions contemplated by this Agreement will not create liability under any laws of any Governmental Authority respecting reductions in force or the impact on employees on plant closing or sales of businesses, except with regard to the Management Agreements; and (vii) all Persons classified by any Catalina Entity as independent contractors satisfy and have satisfied the requirements of law to be so classified, and the Company has fully and accurately reported their compensation on IRS Form 1099 when required to do so. To the Company's Knowledge after due inquiry, all employees of any Catalina Entity who work in the United States are legally able to work in the United States.

         SECTION 3.16. Employee Benefit Plans. Schedule 3.16 sets forth a complete and accurate list of each Benefit Plan covering any present or former officers, employees or directors of any Catalina Entity. "Benefit Plan" means each "employee pension benefit plan" (as defined in Section 3(3) of ERISA, hereinafter a "Pension Plan"), "employee welfare benefit plan" (as defined in
Section 3(1) of ERISA, hereinafter a "Welfare Plan") and each other plan, program, policy, practice or arrangement (written or oral, formal or informal, whether done on an individual ad hoc basis or as part of a consistent pattern or practice of providing benefits to similarly situated individuals) relating to deferred compensation, bonus, performance compensation, stock purchase, stock option, stock appreciation, severance, vacation, sick leave, holiday pay, fringe benefits, personnel policy, reimbursement program, incentive, insurance, welfare or similar plan, program, policy, practice or arrangement, in each case maintained or contributed to, or required to be maintained or contributed to, by any Catalina Entity or its affiliates or any other Person or entity that, together with any Catalina Entity, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each such entity, together with any Catalina Entity, a "Commonly Controlled Entity") for the benefit of any present or former officer, employee or director. No Catalina Entity has the intent or commitment to create any additional Benefit Plan or amend any Benefit Plan so as to increase benefits thereunder. No Catalina Entity has created any Benefit Plan or declared or paid any bonus compensation in contemplation of the transactions contemplated by this Agreement. A current, accurate and complete copy of each Benefit Plan has been made available to the Purchaser:

                  (a) each Benefit Plan is in substantial compliance with all reporting, disclosure and other requirements of ERISA, the Code and any other Applicable Law;

                  (b) each Pension Plan that is subject to the tax qualification requirements of Code Section 401(a) and other applicable provisions of the Code is qualified both as to form and operation under such Code provisions and has been determined by the Internal Revenue Service to be so qualified as to form (as evidenced by the issuance of a favorable determination letter) and no condition exists that would adversely affect such determination;

                  (c) none of any Benefit Plan, any Catalina Entity, any Commonly Controlled Entity, any trustee or agent has been or is presently engaged in any prohibited transactions as defined by Section 406 of ERISA or
Section 4975 of the Code for which an exemption is not applicable which could subject the Company to the tax or penalty imposed by Section 4975 of the Code or
Section 502 of ERISA;

                  (d) no Catalina Entity has ever sponsored or contributed to any plan subject to Title IV of ERISA or any "multiemployer plan" within the meaning of Section 3(37) of ERISA;

                  (e) with respect to each Benefit Plan, there are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to the Knowledge of the Company, threatened against any Benefit Plan or any Catalina Entity with respect to benefits;

                  (f) with respect to each Benefit Plan to which any Catalina Entity or any Commonly Controlled Entity is a party which constitutes a group medical plan subject to Title I, Part 6 of ERISA and Section 4980B of the Code, each such Benefit Plan substantially complies, and in each case has substantially complied, with all applicable requirements of Title I, Part 6 of ERISA and Section 4980B of the Code;

                  (g) no Benefit Plan is currently under audit or investigation by the Department of Labor, the Internal Revenue Service or the Pension Benefit Guaranty Corporation; no Benefit Plan which is a qualified plan has had a qualification defect corrected, or has an application pending, under any correction program described in IRS Revenue Procedure 2001-17 (or any successor thereto); and no Benefit Plan has had a failure to file or report corrected under the Department of Labor's Delinquent Filer Voluntary Compliance Program (or any successor thereto);

                  (h) using the definition of "employee" employed by the Internal Revenue Service to determine the applicability of employment taxes under the Federal Insurance Contributions Act and the Federal Unemployment Tax Act, no Benefit Plan covers any individual who is not an "employee" (including, without limitation, any individual that is an independent contractor), and, conversely, each Benefit Plan covers all "employees" that meet the eligibility criteria set forth in such Benefit Plan(s);

                  (i) each of the Benefit Plans is, and its administration is and has been during the six-year period preceding the date of this Agreement, in compliance with, and no Catalina Entity has received any claim or notice that any such Benefit Plan is not in compliance with, all Applicable Laws and orders and prohibited transaction exemptions, including without limitation, to the extent applicable, the requirements of ERISA and the Code;

                  (j) none of any Catalina Entity or any Commonly Controlled Entity is in default in performing any of its contractual obligations under any of the Benefit Plans or any related trust agreement or insurance contract;

                  (k) there are no outstanding liabilities of any Benefit Plan other than liabilities for benefits to be paid to participants in Benefit Plan and their beneficiaries in accordance with the terms of Benefit Plan;

                  (l) each Benefit Plan may be amended or modified by any Catalina Entity or any Commonly Controlled Entity at any time without liability;

                  (m) no Benefit Plan other than a Pension Plan, provides benefits to any individual after termination of employment (other than continuation of group medical coverage as required under Title I, Part 6 of ERISA and Section 4980B of the Code for which qualified beneficiaries are required at all times to pay the maximum premium amount permitted thereunder);

                  (n) except with respect to the Management Agreements, as the same may be amended or supplemented, the consummation of the transactions contemplated by this Agreement will not (in and of itself): (A) entitle any employee of any Catalina Entity to severance pay, unemployment compensation or any other payment; (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee; (C) result in any liability under Title IV of ERISA; (D) result in any prohibited transaction described in
Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available; or (E) result (either alone or in conjunction with any other event) in the payment or series of payments by any Catalina Entity or any of its affiliates to any Person of an "excess parachute payment" within the meaning of
Section 280G of the Code;

                  (o) with respect to each Benefit Plan that is funded wholly or partially through an insurance policy, all premiums required to have been paid to date under the insurance policy have been paid, all premiums required to be paid under the insurance policy through the Closing Date will have been paid on or before the Closing Date and, as of the Closing Date, there will be no liability of any Catalina Entity or any Commonly Controlled Entity under any insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Closing Date;

                           (i) each Benefit Plan that constitutes a "welfare
                  benefit plan," within the meaning of Section 3(1) of ERISA, and for which contributions are claimed by any Catalina Entity or any Commonly Controlled Entity as deductions under any provision of the Code, is in material compliance with all applicable requirements pertaining to such deduction;

                           (ii) with respect to any welfare benefit fund (within
                  the meaning of Section 419 of the Code) related to a welfare benefit plan, there is no disqualified benefit (within the meaning of Section 4976(b) of the Code) that would result in the imposition of a tax under Section 4976(a) of the Code; and

                           (iii) all welfare benefit funds intended to be exempt
                  from tax under Section 501(a) of the Code have been determined by the Internal Revenue Service to be so exempt and no event or condition exists which would adversely affect any such determination; and

                  (p) all benefit plans outside of the United States, if any (the "Foreign Plans"), are in compliance with all applicable laws and regulations and have been operated in accordance with the plans' respective terms. There are no material unfunded liabilities under or in respect of the Foreign Plans, and all contributions or other payments required to be made to or in respect of the Foreign Plans prior to the Closing Date have been made or will be made prior to the Closing Date.

         SECTION  3.17. Tax Matters.

                  (a) All material Tax Returns required to have been filed by or with respect to each of the Catalina Entities or any affiliated, combined, consolidated, unitary or similar group of which any Catalina Entity is or was a member have been duly and timely filed, and each such Tax Return correctly and completely reflects the liability for Taxes and all other information required to be reported thereon. All material Taxes owed by any Catalina Entity or any affiliated, combined, consolidated, unitary or similar group of which any Catalina Entity is or was a member (whether or not shown on any Tax Return) have been paid.

                  (b) The Company has adequately provided for, in their books of account and related records, liability for all unpaid Taxes of all Catalina Entities, being current Taxes not yet due and payable.

                  (c) None of the Catalina Entities is currently the beneficiary of any extension of time within which to file any Tax Return, nor have any of the Catalina Entities made (or had made on their behalf) any requests for such extensions as to Tax returns that have not yet been filed.

                  (d) No claim for Taxes (or request for Tax Returns) has ever been made in a jurisdiction in which any Catalina Entity does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

                  (e) Each of the Catalina Entities has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owning to any employee, independent contractor, creditor, stockholder, customer, supplier or other third party.

                  (f) There is no dispute or claim concerning liability for Taxes in an amount in excess of $50,000 with respect to any Catalina Entity for which notice has been provided to that party, or which is asserted or, to the Company's Knowledge, threatened, or which is otherwise known to any of the Catalina Entities. No issues have been raised in any Tax examination with respect to any Catalina Entity which, by application of similar principles, could be expected to result in liability for Taxes for any other period not so examined. None of the Catalina Entities has been the subject of an audit for Taxes nor to the Company's Knowledge, are there any threatened or proposed audits for Taxes, in each instance for an amount in excess of $100,000.

                  (g) No Catalina Entity has waived (or is subject to a waiver of) any statute of limitations in respect of the payment of Taxes or has agreed to (or to the Company's Knowledge, is subject to) any extension of time with respect to any Tax assessment or deficiency. No Catalina Entity has received or is subject to any ruling related to Taxes or has entered into (or is subject to) any agreement with a Tax authority.

                  (h) There are no liens with respect to Taxes upon the stock of or any assets of any Catalina Entity.

                  (i) No Catalina Entity is a party to any Tax sharing or allocation agreement.

                  (j) No Catalina Entity is, or, to the Company's Knowledge, at any time has been, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code. No Catalina Entity is, or, to the Company's Knowledge, at any time has held, a United States real property interest within the meaning of Section 897(c)(1) of the Code.

                  (k) None of the assets or properties of any Catalina Entity constitutes tax-exempt bond financed property or tax-exempt use property, within the meaning of Section 168 of the Code. No Catalina Entity is a party to any "safe harbor lease" that is subject to the provisions of Section 168(f)(8) of the Code as in effect prior to the Tax Reform Act of 1986, or to any "long-term contract" within the meaning of Section 460 of the Code.

                  (l) No Catalina Entity has filed a Consent under Section 341(f) of the Code (or comparable provision of any other Tax law) concerning collapsible corporations.

                  (m) No Catalina Entity is a party to any joint venture, partnership or other arrangement that is treated as a partnership for federal income tax purposes.

                  (n) No Catalina Entity is required by reason of an accounting method change, or could be required by reason of a proposed or threatened accounting method change, to make any adjustment under Section 481 of the Code.

                  (o) Other than the liability of each Catalina Entity pursuant to Treasury Regulation Section 1.1502-6 or similar provision of Tax law with respect to any affiliated, combined, consolidated, unitary or similar group of which such Catalina Entity currently is a member, no Catalina Entity has any liability for Taxes of any Person other than itself (i) under Treasury Regulation Section 1.1502-6 or any similar provision of Tax law, (ii) as a transferee or successor, (iii) by contract or (iv) otherwise.

                  (p) No Catalina Entity has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

                  (q) No foreign Catalina Entity has, or, to the Company's Knowledge, at any time has had, an investment in "United States property" within the meaning of Section 956(c) of the Code.

                  (r) No Catalina Entity is, or at any time has been, a passive foreign investment company within the meaning of Section 1297 of the Code, and No Catalina Entity is a shareholder, directly or indirectly, in a passive foreign investment company.

                  (s) No foreign Catalina Entity is, or at any time has been, engaged in the conduct of a trade or business within the United States or treated as or considered to be so engaged.

                  (t) No Catalina Entity is, or at any time has been, subject to
(i) the dual consolidated loss provisions of Section 1503(d) of the Code, (ii) the overall foreign loss provisions of Section 904(f) of the Code or (iii) the recharacterization provisions of Section 952(c)(2) of the Code. No Catalina Entity has any "non-recaptured net section 1231 losses" within the meaning of
Section 1231(c)(2) of the Code.

         SECTION 3.18. Litigation. Except as set forth in the SEC Documents or otherwise disclosed to the Purchaser, there are no pending or, to the Knowledge of the Company, threatened claims, actions, suits, labor disputes, grievances, administrative or arbitration or other proceedings or, to the Knowledge of the Company, investigations against the Catalina Entities or their respective assets or properties before or by any Governmental Authority or before any arbitrator. None of the transactions contemplated by any of the Transaction Documents is restrained or enjoined (either temporarily, preliminarily or permanently), and no material adverse conditions have been imposed thereon by any Governmental Authority or arbitrator. None of the Catalina Entities or any of their respective assets or properties, is subject to any order, writ, judgment, award, injunction or decree of any Governmental Authority or arbitrator.

         SECTION 3.19. Transactions with Affiliates.

                  (a) There is no Indebtedness owing by any Catalina Entity to any of its Affiliates, other than inter-company transactions between or among Catalina Entities.

                  (b) Immediately following the Closing:

                           (i) no Catalina Entity will be indebted, directly or
                  indirectly, to any officers or directors of any Catalina Entity, or to any of the Affiliates of the officers or directors of any Catalina Entity, except for, in the case of officers, compensation payable in the ordinary course of business and reasonable travel reimbursements accrued in the ordinary course of business consistent with past practices;

                           (ii) no officer or director of any Catalina Entity,
                  and no Affiliate of any such officer or director, will (A) be indebted to any Catalina Entity in any material amount or (B) (other than the directors of the Company designated by the Purchaser as contemplated by Section 7.2(n) hereof) be an Affiliate of any Person which competes, directly or indirectly, with any Catalina Entity; and

                           (iii) to the Company's Knowledge there are no voting
                  or similar agreements between or among the shareholders of the Company.

                  (c) To the Company's Knowledge, no officer, director or employee of any Catalina Entity, and no Affiliate of any such officer, director or employee, has any direct or indirect interest in any contract (including, without limitation, any Contract), commitment, license, agreement, obligation or arrangement to which any Catalina Entity is a party, or has engaged in any transaction or relationship with any Catalina Entity (other than with respect to compensation payable to its officers and employees and reasonable travel reimbursements accrued in the ordinary course of business) involving an amount in excess of $50,000, other than inter-company transactions between or among Catalina Entities.

                  (d) No Catalina Entity is a party to any agreement relating to the voting or disposition of the Capital Stock of such parties.

                  (e) No Catalina Entity has loaned or advanced funds in excess of $50,000 individually or $100,000 in the aggregate to any individual officer, director or employee of any Catalina Entity, or to any Affiliate of any such officer, director or, to the Company's Knowledge, any Affiliate of any such employee.

         SECTION 3.20. Investment Company Act. No Catalina Entity is an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

         SECTION 3.21. Governmental Regulation. No Catalina Entity is (a) a "holding company" or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company," within the meaning of the

Public Utility Holding Company Act of 1935, as amended, or (b) subject to regulations under the Federal Power Act, the Interstate Commerce Act, any state public utilities code or any other federal or state statute or regulation limiting its ability to incur Indebtedness.


         SECTION 3.22. Compliance with Laws. Each Catalina Entity owns, holds, possesses or lawfully uses in the operations of its business all franchises, licenses, permits, titles (including, without limitation, motor vehicle title and current registration), easements, rights, applications, filings, registrations and other authorizations ("Authorizations") which are in any manner necessary for it to conduct its business as now or previously conducted or for the ownership and use of the assets owned or used by such Catalina Entity in the conduct of such Catalina Entity's business, free and clear of all Liens (other than Permitted Liens), charges, restrictions and encumbrances, except where the failure so to own, hold, possess or lawfully use such Authorization would not have a Material Adverse Effect, individually or in the aggregate with all such failures. Each Catalina Entity is not in conflict with, or in default or violation of any Applicable Law or Authorization, except where such conflict, violation or default would not have a Material Adverse Effect, individually or in the aggregate with all such conflicts, violations and defaults.

         SECTION 3.23. Personal Property. Each Catalina Entity has good, valid and marketable title to all of its material personal property, free and clear of all Liens, (other than Permitted Liens) and Liens which could not reasonably be expected to have a Material Adverse Effect.

                  (a) All leases, licenses, permits and authorizations in any manner related to the personal property or business of the Catalina Entities and all other instruments, documents and agreements pursuant to which the Catalina Entities have obtained the right to use any personal property are in good standing, valid and effective in accordance with their respective terms, and there is no existing default or event which with notice or lapse of time, or both, would constitute a default under any of such leases, licenses, permits, authorizations, instruments, documents or agreements, other than defaults or events that could not reasonably be expected to have a Material Adverse Effect.

                  (b) All facilities, vehicles, machinery, equipment and other material items of tangible personal property owned or used by the Catalina Entities are in good operating condition and repair, subject to normal wear and maintenance, are useable in the regular and ordinary course of business of the Catalina Entities and conform to all applicable laws, ordinances, codes, rules and regulation relating to their construction, use, operation and maintenance, other than nonconformance that could not reasonably be expected to have a Material Adverse Effect.

         SECTION 3.24. Real Property.

                  (a) Schedule 3.24(a) sets forth a true and complete list of all material offices, manufacturing plants and warehouse facilities of the Catalina Entities, and whether such office, plant or facility is leased or owned. Each Catalina Entity has good and marketable title in fee simple to all real properties owned by it and valid and enforceable leasehold interests in all real estate leased by it, except as encumbered by Permitted Liens.

                  (b) None of the real properties owned by or the leasehold estates of any Catalina Entity are subject to (i) any Liens other than Permitted Liens or (ii) any easements, rights of way, licenses, grants, building or use restrictions, exceptions, reservations, limitations or other impediments that, in either case (i) or (ii), adversely affect the value thereof for their present use, or that interfere with or impair the present and continued use thereof, in the usual and normal conduct of the business of any such Person.

                  (c) All improvements on such real properties and the operations therein conducted conform to all applicable health, fire, environmental, safety, zoning and building laws, ordinances and administrative regulations (whether through grandfathering provisions, permitted use exceptions, variances or otherwise), except for possible nonconforming uses or violations that do not and will not interfere with the present use, operation or maintenance thereof as now used, operated or maintained or access thereto, and that do not and will not have a Material Adverse Effect. No Catalina Entity has received notice of any violation of or noncompliance with any such laws, ordinances or administrative regulations from any applicable governmental or regulatory authority.

                  (d) No Catalina Entity is in breach of or default (and no event has occurred which, with due notice or lapse of time or both, may constitute a breach or default) under any of the leases referenced in subsection
(a) herein (the "Leases") and (ii) no party to any Lease has given any Catalina Entity written notice of or made a claim with respect to any breach or default.

                  (e) None of the Leases require a Consent to be obtained for the execution, delivery and performance of any of the Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

         SECTION 3.25. Environmental Matters.

                  (a) Each Catalina Entity and its operations has obtained and maintained in effect all licenses, permits and other Authorizations required under all Environmental Laws and is in material compliance with all Environmental Laws and with all such licenses, permits and Authorizations.


                  (b) no Catalina Entity has (A) performed or suffered any act which could give rise to, or has otherwise incurred or expressly assumed by contract or operation of law, liability to any Person (governmental or not) under any Environmental Law, or (B) received notice of any such liability or any claim therefor or submitted notice to any Governmental Authority with respect to any of their respective assets;

                  (c) no hazardous substance, hazardous waste, contaminant, pollutant or toxic substance (as such terms are defined in any applicable Environmental Law) and no asbestos containing material has been released, placed or dumped by any Catalina Entity or to the Company's Knowledge, otherwise come to be located on, at, beneath or near any of the assets or properties owned, leased or otherwise operated by any Catalina Entity or into any surface waters or groundwater thereon or thereunder; and

                  (d) no Catalina Entity owns or operates an underground storage tank containing a regulated substance, as such term is defined in Subchapter IX of the Resource Conservation and Recovery Act, 42 U.S.C. Section 6991 et seq. except as in accordance with Applicable Law.

         SECTION 3.26. Intellectual Property.


                  (a) The Catalina Entities own, license or have the legally enforceable right to use, free and clear of all Liens (other than Permitted Liens), (i) all letters patent, patent applications, inventions on which patent applications have not been filed, trademarks, service marks, trade names (whether registered or unregistered) and the registrations or applications for registration therefor, logos, symbols, brands, copyrights (whether registered or unregistered) and registrations therefor, both United States and foreign, and all renewals, renewal rights, reissues, modifications or extensions thereof, and know-how, trade secrets, formulae, research and development data, new product research data and manufacturing processes that are material to their respective businesses as currently conducted (collectively, the "Intellectual Property"), and (ii) all computer software that is necessary to the operation of their respective businesses and that could not be replaced without significant cost to the Catalina Entities.

                  (b) To the Company's Knowledge, no claim has been asserted by any Person challenging or questioning the validity or the right of any Catalina Entity to use the Intellectual Property, nor is there any valid basis for any such claim. To the Company's Knowledge, the use of any item of Intellectual Property by any Catalina Entity does not infringe and will not infringe on any right, title or interest held by any other entity or Person in any intellectual property. To the Company's Knowledge, the use of any intellectual property by any other Person or entity does not infringe on the Intellectual Property or on the rights of any Catalina Entity in any of the Intellectual Property.

                  (c) No Catalina Entity is a party to any license agreement or any other agreement to use, sell, assign or encumber any of the Intellectual Property that is material to its business as currently conducted. Such agreements set forth on Schedule 3.26 are in full force and effect, and each Catalina Entity has, and to the Knowledge of the Company, each other party to such agreements has, complied with the requirements of such agreements. No notice of termination has been given pursuant to any of such agreements.


         SECTION 3.27. Insurance. Schedule 3.27 sets forth a true and complete list of all liability and other insurance coverage (including, without limitation, product liability and product recall insurance) insuring the Catalina Entities against losses arising out of or related to their respective businesses (which list accurately describes the coverage carried and the expiration dates of such policies). The Catalina Entities are covered by insurance in scope and amount customary and reasonable for the business in which it is engaged and will be so covered after consummation of the transactions contemplated hereby. The insurance policies listed on Schedule 3.27 constitute insurance protection against all liability, claims and risks occurring in the ordinary course of business customarily included within comprehensive liability coverage and at amounts and levels customarily maintained for a business of this type. All such policies are in full force and effect.

         SECTION 3.28. Inventory. All inventory of the Catalina Entities was manufactured, purchased, acquired or ordered in the ordinary course of business and consistent with past practice, consists of items of a quality or quantity useable or saleable generally in the ordinary course of business consistent with past practice, and is valued in accordance with GAAP.

         SECTION 3.29. Customers and Suppliers. Schedule 3.29 sets forth a complete and accurate list of all Significant Customers and Significant Suppliers. For purposes of this Agreement, "Significant Customers" are the 10 customers that have effected the most purchases of products or services, in dollar terms, from the Catalina Entities during the most recent four fiscal quarters, and "Significant Suppliers" are the 10 suppliers who supplied the largest amount, by dollar volume, of products or services to the Catalina Entities during the most recent four fiscal quarters. None of the Significant Customers or Significant Suppliers has terminated or threatened to terminate its relationship with the Catalina Entities with which it deals. Schedule 3.29 sets forth the monthly billings to and revenue from each Significant Customer for each of the 12 months in the 12-month period ending May 31, 2001. To the Company's Knowledge, no Catalina Entity has received any material customer complaints concerning its products or services, nor has it had any of its products returned by a purchaser thereof or any requests for warranty services, except for normal warranty returns and service that are consistent with past history and would not, individually or in the aggregate, result in a reversal of material revenue.

         SECTION 3.30. Depository and Other Accounts. Schedule 3.30 sets forth a true and complete list of all banks and other financial institutions and depositories at which any Catalina Entity maintains (or has caused to be maintained) deposit accounts, spread accounts, yield supplement reserve accounts, operating accounts, trust accounts, trust receivable accounts or other accounts of any kind or nature into which funds of any Catalina Entity is deposited from time to time. Such Schedule 3.30 correctly identifies the name and address of each depository, the name in which each account is held, the purpose of the account, the account number, the contact Person at such depository and his or her telephone number.

         SECTION 3.31. Books and Records. The books, records and accounts of the Company accurately and fairly reflect, in reasonable detail, the transactions and the assets and liabilities of the Company on a consolidated basis.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

         The Purchaser hereby represents and warrants to the Company as follows:

         SECTION 4.1. Authorization; Enforceability; No Violations.

                  (a) The Purchaser is duly organized and validly existing, in good standing as a limited liability company under the laws of its jurisdiction of organization and has the requisite power and authority to own its properties and assets and to carry on its business as it is now being conducted. The Purchaser is duly qualified to do business as a foreign limited liability company in each jurisdiction in which the character of the properties owned or leased by it or the nature of its business makes such qualification necessary, except where the failure to so qualify could not reasonably be expected to have a material adverse effect on the Purchaser. The Purchaser has the power to execute, deliver and perform the terms and provisions of the Transaction Documents to which it is a party and has taken all necessary limited liability company action to authorize the execution, delivery and performance by it of such Transaction Documents and to consummate the transactions contemplated hereby and thereby.

                  (b) The execution, delivery and performance by the Purchaser of the terms and provisions of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not violate, any provision of the governing documents of the Purchaser, or of any other agreement or instrument to which the Purchaser is a party or by which it is bound, or to which any of its properties or assets is subject, or of any Applicable Law. The Purchaser has duly executed and delivered this Agreement and, at the Closing, will have duly executed and delivered the other Transaction Documents to which it is a party. This Agreement constitutes, and the other Transaction Documents when executed and delivered by the Purchaser will constitute the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

         SECTION 4.2. Consents. No Consent, authorization or order of, or filing or registration with, any Governmental Authority or other Person is required to be obtained or made by the Purchaser for the execution, delivery and performance by the Purchaser of this Agreement or the other Transaction Documents to which it is a party or the consummation of any of the transactions contemplated hereby or thereby other than those that will have been made or obtained on or prior to the Closing Date.

         SECTION 4.3. Private Placement.

                  (a) The Purchaser understands that (i) the offering and sale of the Shares by the Company to the Purchaser are intended to be exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and (ii) there is no existing public or other market for the Shares.

                  (b) The Shares to be acquired by the Purchaser pursuant to this Agreement are being acquired for its own account and without a view to making a distribution thereof in violation of the Securities Act.

                  (c) The Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and the Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Shares.

                  (d) The Purchaser is an "accredited investor" as such term is defined in Regulation D under the Securities Act.

         SECTION 4.4. Legends. The Purchaser understands that each certificate evidencing the Shares may bear any legend required by applicable state securities laws, and the following legend, at the discretion of the Company:

         "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED."

         SECTION 4.5. Financing. The Purchaser has or has available to it all funds necessary in order for the Purchaser to consummate the purchase of all of the Shares and to effect payment of the Purchase Price therefor.

                                   ARTICLE V

                            COVENANTS OF THE COMPANY

         From the date of execution of this Agreement, until the earlier of (i) the Closing Date or (ii) the termination of this Agreement as provided in
Section 9.3, except as otherwise expressly contemplated under this Agreement or in the other Investment Documents, the Company hereby covenants as follows:

         SECTION 5.1. Business in the Ordinary Course. The Company shall, and the Company shall cause each Subsidiary to, conduct its business in the ordinary course and consistent with past practice.

         SECTION 5.2. Existing Condition. The Company shall not, and the Company shall not suffer any Subsidiary to, cause or permit to occur any of the events or occurrences described in Section 3.12 hereof.

         SECTION 5.3. Maintenance of Properties and Assets. The Company shall, and the Company shall cause each Subsidiary to, maintain and service its properties and assets in the ordinary course of business and consistent with past practice, in order to preserve their value and usefulness in the conduct of its respective business.

         SECTION 5.4. Employees and Business Relations. The Company shall, and the Company shall cause each Subsidiary to, use commercially reasonable efforts to keep available the services of its current employees and agents and to maintain its relations and goodwill with its suppliers, customers, distributors and any others with whom or with which it has business relations.

         SECTION 5.5. Maintenance of Insurance. The Company shall, and the Company shall cause each Subsidiary to, notify the Purchaser of any material changes in the terms of the insurance policies and binders referred to on
Schedule 3.27 hereto.

         SECTION 5.6. Compliance with Laws. The Company shall, and the Company shall cause each Subsidiary to, comply with all Applicable Laws, ordinances, rules, regulations and orders applicable to any Catalina Entity or its business, operations, properties or assets, noncompliance with which might have a Material Adverse Effect.

         SECTION 5.7. Conduct of Business. The Company shall, and the Company shall cause each Subsidiary to, use its commercially reasonable efforts to conduct its business in such a manner that on the Closing Date the representations and warranties of the Company contained in this Agreement shall be true, as though such representations and warranties were made on and as of each such date, and the Company shall, and the Company shall cause each Subsidiary to, use its commercially reasonable efforts to cause all of the conditions to the obligations of the Purchaser under this Agreement to be satisfied on or prior to the Closing Date.

         SECTION 5.8. Access to Books and Records. The Company shall afford, and shall cause each Subsidiary to afford, to each of the Purchaser and the Purchaser's accountants, counsel and other representatives reasonable access during normal business hours throughout the period prior to the Closing Date to all the Company's and the Subsidiaries' properties, books, contracts, commitments and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly to the Purchaser (a) a copy of each report, schedule and other document filed or received by the Company or any of the Subsidiaries pursuant to the requirements of federal or state securities laws, and (b) all other information concerning the Company's and the Subsidiaries' business, properties and personnel as the Purchaser may reasonably request; provided that no investigation or receipt of information pursuant to this
Section 5.8 shall affect any representation or warranty of the Company or the conditions to the obligations of the Purchaser.

         SECTION 5.9. Agreement to Take Necessary and Reasonable Actions. The Company shall execute and deliver the Transaction Documents and such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably requested by the Purchaser in order to consummate or implement expeditiously the transactions contemplated hereby.

SECTION 5.10. Compliance with Conditions. The Company shall use its commercially reasonable efforts to cause all of the obligations imposed upon it in this Agreement to be duly complied with and to cause all conditions precedent to the obligations of the Company and the Purchaser to be satisfied. Upon the terms and subject to the conditions of this Agreement, the Company shall use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with Applicable Law to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.

         SECTION 5.11. Consents and Approvals. The Company (a) shall obtain all necessary Consents of all Governmental Authorities and all material Consents of all other Persons, firms or corporations required to be obtained by any Catalina Entity in connection with its execution, delivery and performance of this Agreement, any other Transaction Document or any of the transactions contemplated hereby or thereby, and (b) shall diligently assist and cooperate with the Purchaser in preparing and filing all documents required to be submitted by the Purchaser to any Governmental Authority in connection with such transactions and in obtaining any governmental Consents, waivers, authorizations or approvals which may be required to be obtained by the Purchaser in connection with such transactions.

         SECTION 5.12. Voting Agreement. The Company shall use its best efforts to cause Mr. Lau to enter into a Voting Agreement substantially in the form of Exhibit C.

         SECTION 5.13. Amendment of Articles of Incorporation. Promptly following the Closing, the Company shall solicit the written consent of its shareholders or call a special meeting of shareholders to increase the number of authorized shares of Common Stock to 50,000,000 shares. The covenant contained in this Section 5.13 shall survive the Closing.


                                   ARTICLE VI

                           COVENANTS OF THE PURCHASER

         SECTION 6.1. Agreement to Take Necessary and Reasonable Actions. The Purchaser agrees to execute and deliver each of the Transaction Documents to which it shall be a party and such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or reasonably requested by the Company in order to consummate or implement expeditiously the transactions contemplated hereby.

         SECTION 6.2. Consents and Approvals. The Purchaser (a) shall obtain all necessary Consents, waivers, authorizations and approvals of all Governmental Authorities and all material Consents, waivers, authorizations and approvals of all other Persons, firms or corporations required to be obtained by the Purchaser in connection with its execution, delivery and performance of this Agreement, any other Transaction Document or any of the transactions contemplated hereby or thereby, and (b) shall diligently assist and cooperate with the Company in preparing and filing all documents required to be submitted by the Company to any Governmental Authority in connection with such transactions and in obtaining any governmental Consents, waivers, authorizations or approvals which may be required to be obtained by the Company in connection with such transactions.

         SECTION 6.3. Restrictions on Transfer. The Purchaser shall not sell, assign, transfer, pledge, hypothecate, mortgage, encumber or dispose of Shares representing 30% or more of the shares of the Company's Common Stock then outstanding in a private transaction or series of private transactions to any Person or group or their respective Affiliates, other than (i) in connection with the sale of all or substantially all of the outstanding shares of the Company's capital stock, (ii) pursuant to a tender offer (whether or not the Board of Directors has recommended that the Company's shareholders accept such tender offer), or (iii) upon approval by the majority of the disinterested members of the Company's Board of Directors. In no event shall the foregoing restriction be deemed to limit or restrict in any way the Purchaser's ability to sell shares pursuant to an effective registration statement under the Securities Act in connection with a bona fide public distribution.

                                  ARTICLE VII

                         CONDITIONS PRECEDENT TO CLOSING

         SECTION 7.1. Conditions to the Company's Obligations. The obligations of the Company hereunder required to be performed on the Closing Date shall be subject, at its election, to the satisfaction or waiver (which waiver, if so requested by the Purchaser, shall be made in writing), at or prior to the Closing, of the following conditions:

                  (a) The representations and warranties of the Purchaser contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects (except those representations and warranties that are specifically qualified as to materiality in accordance with their terms, which shall be true and correct in all respects) on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

                  (b) The Purchaser shall have performed all obligations and agreements, and complied with all covenants, contained in the Transaction Documents, to be performed and complied with by the Purchaser at or prior to the Closing Date.

                  (c) The Purchaser shall have delivered to the Company a certificate, executed by it or on its behalf by a duly authorized representative, dated as of the Closing Date, certifying that each of the conditions specified in this Section 7.1 has been satisfied with respect to the Purchaser.

                  (d) The Purchaser shall have performed all obligations and agreements, and complied with all covenants, contained in this Agreement, to be performed and complied with by it at or prior to the Closing Date.

                  (e) All governmental and regulatory approvals and clearances and all third-party Consents necessary for the consummation by the Purchaser of the transactions contemplated by the Transaction Documents shall have been obtained and shall be in full force and effect.

                  (f) The Company shall have received payment of the Purchase Price as provided pursuant to Section 2.2(b)(i) herein.

                  (g) Any modification to the terms of the Company's Senior Credit Documents, which modification adversely affects the Company, shall have been approved by the Company.

                  (h) Any modification to the terms of any of the Management Agreements, which modification increases the economic benefit of such agreement to the executive officer party thereto, shall have been approved by a majority of the disinterested members of the Company's Board of Directors.

                  (i) There shall be no action continuing, and no statute, rule, regulation, judgment, administrative interpretation, order or injunction shall have been enacted, promulgated, entered or enforced, and there shall be no action deemed applicable to the sale of the Shares to the Purchaser, which would
(i) make illegal or otherwise restrict or prohibit the consummation of the sale of the Shares to the Purchaser, or (ii) restrict the ability of the Purchaser, or render the Purchaser unable, to effect the purchase of the Shares from the Company.

                  (j) The Company shall have received such other certificates, instruments and documents in furtherance of the transactions contemplated hereby as it may reasonably request.


         SECTION 7.2. Conditions to Purchaser's Obligations. The obligations of the Purchaser hereunder required to be performed at the Closing shall be subject, at its election, to the satisfaction or waiver (which waiver, if so requested by the Company, shall be made in writing), at or prior to the Closing, of the following conditions:


                  (a) The representations and warranties of the Company contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects (except those representations and warranties that are specifically qualified as to materiality in accordance with their terms, which shall be true and correct in all respects) on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. Any waiver by the Purchaser of this condition to the Purchaser's obligations shall be solely for the purposes of effecting the Closing and, unless otherwise provided in writing, shall not constitute a waiver of the Purchaser's or any other Indemnified Party's right to indemnification for the Company's failure to satisfy this condition.

                  (b) The Company shall have performed all obligations and agreements, and complied with all covenants, contained in the Transaction Documents, to be performed and complied with by it at or prior to the Closing Date.

                  (c) The Company shall have restructured its senior debt financing in form and substance satisfactory to the Purchaser. The Company shall have obtained $4.3 million in subordinated financing (from a lender other than the Purchaser or its Affiliates) on terms substantially similar to those set forth in the Note Purchase Agreement and Note, and all amounts shall have been funded to the Company pursuant thereto.

                  (d) The Company shall have executed and delivered the Management Services Agreement.

                  (e) The Company shall have executed and delivered the Registration Rights Agreement.

                  (f) Following the date hereof the Company shall not have entered into agreements (other than modifications or amendments of the Management Agreements satisfactory to the Purchaser, and other than the subordinated financing referred to in subsection (c) above) with any other investors in equity of the Company other than the Purchaser and the subordinated lender.

                  (g) Since September 30, 2000, no change, occurrence or development with respect to the Catalina Entities or their businesses that was not disclosed in the SEC Documents filed prior to the date of this Agreement or in the Disclosure Schedule shall have occurred or become known to the Purchaser that has had or could reasonably be expected to have a Material Adverse Effect.

                  (h) There shall be no action continuing, and no statute, rule, regulation, judgment, administrative interpretation, order or injunction shall have been enacted, promulgated, entered or enforced, and there shall be no action deemed applicable to the sale of the Shares to the Purchaser, which would
(i) make illegal or otherwise restrict or prohibit the consummation of the sale of the Shares to the Purchaser, or (ii) restrict the ability of the Purchaser, or render the Purchaser unable, to effect the purchase of the Shares from the Company.

                  (i) The Company shall have redeemed the shareholder rights plan.

                  (j) The Management Agreements shall have been modified or amended, on terms satisfactory to the Purchaser.

                  (k) The Company shall have obtained and delivered to the Purchaser all Consents required to be obtained from all Governmental Authorities and other Persons in connection with the transactions contemplated by this Agreement pursuant to Section 5.11 hereof, and the Purchaser shall have approved the terms and conditions thereof, and all applicable waiting periods shall have expired.

                  (l) Counsel to the Company, shall have delivered to the Purchaser an opinion, dated the Closing Date, addressed to the Purchaser, substantially in the form of Exhibit D.

                  (m) The Purchaser shall have received delivery of the Shares as set forth hereunder.

                  (n) The Board of Directors shall have been expanded or the Company shall have received the resignations of a sufficient number of directors to satisfy the provisions of this Section 7.2(n), and the Company shall deliver at Closing resolutions duly adopted by the Board appointing directors designated in writing by the Purchaser to fill the vacancies created by such expansion and/or resignations, all to the effect that, effective immediately after the completion of Closing, not less than two-thirds of the members of the Board of Directors will be directors designated by the Purchaser.

                  (o) The Purchaser shall have received an executed and delivered Voting Agreement, substantially in the form of Exhibit C. The Purchaser shall have received such other certificates, instruments and documents in furtherance of the transactions contemplated by this Agreement as it may reasonably request.

                                  ARTICLE VIII

                                 INDEMNIFICATION

         SECTION 8.1. General Indemnification by the Company. Subject to the limitations contained in Section 8.4 hereof, the Company covenants and agrees that it will indemnify, defend, protect and hold harmless the Purchaser and its officers, stockholders, directors, divisions, subdivisions, affiliates, subsidiaries, parents, agents, employees, successors and assigns at all times from and after the date of this Agreement until the Expiration Date (as defined in Section 8.5) from and against all claims, damages, losses (including, without limitation, diminution in the value of the Shares), liabilities, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses, which shall include, without limitation, expenses of investigation) (collectively, "Losses") incurred by the Purchaser as a result of or arising from (a) any breach of the representations and warranties made by the Company set forth herein or on the schedules or certificates delivered in connection herewith, or (b) any nonfulfillment of any covenant or agreement on the part of the Company under this Agreement; provided, that Losses shall be limited to and shall not exceed
(i) actual out-of-pocket expenses incurred by Purchaser, and (ii) the amount by which the per share price of the Shares has declined below the Purchase Price per share as set forth in this Agreement.

         SECTION 8.2. Indemnification by the Purchaser. Subject to the limitations contained in Section 8.4 hereof, the Purchaser covenants and agrees that it will indemnify, defend, protect and hold harmless the Company and its officers, stockholders, directors, divisions, subdivisions, affiliates, subsidiaries, parents, agents, employees, successors and assigns at all times from and after the date of this Agreement from and against all Losses incurred by the Company as a result of or arising from (a) any breach of the representations and warranties made by the Purchaser set forth herein or on the schedules or certificates attached hereto, or (b) any nonfulfillment of any agreement on the part of the Purchaser under this Agreement.

SECTION 8.3. Third Party Claims. (a)In order for a party hereto eligible to be indemnified hereunder (an "Indemnified Party") to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any Person or entity against the Indemnified Party (a "Third Party Claim"), such Indemnified

Party must notify the parties obligated to provide indemnification pursuant to
Section 8.1 or 8.2 hereof (each, an "Indemnifying Party") in writing, and in reasonable detail, of the Third Party Claim within 30 Business Days after receipt by such Indemnified Party of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Such notice shall state the nature and the basis of such claim and a reasonable estimate of the amount thereof. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within ten Business Days after the Indemnified Party's receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

                  (b) The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel (provided that such counsel is not reasonably objected to by the Indemnified Party), any Third Party Claim; provided that, and for so long as, the Indemnifying Party pursues the same in good faith and diligently and provided that the Third Party Claim does not relate to an actual or potential Loss to which Section 8.3(e) applies in which the Indemnified Party is the Purchaser. If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in the defense thereof and in any settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records or information reasonably requested by the Indemnifying Party that are in the Indemnified Party's possession or control. Notwithstanding the foregoing, the Indemnified Party shall have the right to participate in any matter through counsel of its own choosing at its own expense (unless there is a conflict of interest that prevents counsel for the Indemnifying Party from representing the Indemnified Party, in which case the Indemnifying Party will reimburse the Indemnified Party for the expenses of its counsel). After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability, except to the extent such participation is requested by the Indemnifying Party, in which event the Indemnified Party shall be reimbursed by the Indemnifying Party for reasonable additional legal expenses and out-of-pocket expenses, and except in the case of a Third Party Claim relating to an actual or potential Loss to which Section 8.3(e) applies in which the Indemnified Party is the Purchaser.


                  (c) No Indemnifying Party shall, in the defense of any Third Party Claim, Consent to entry of any judgment (other than a judgment of dismissal on the merits without costs) or enter into any settlement, except with the written Consent of the Indemnified Party, which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such claim or matter.

                  (d) If the Indemnifying Party does not assume the defense of any Third Party Claim, then the Indemnified Party may defend against such Third Party Claim in such manner as it deems appropriate at the expense of the Indemnifying Party.

                  (e) Notwithstanding anything to the contrary in this Article VIII, if at any time, in the reasonable opinion of the Purchaser as the Indemnified Party (notice of which opinion shall be given in writing to the Indemnifying Party), any Third Party Claim seeks material prospective relief which could have an adverse effect on any such Indemnified Party or any subsidiary, then such Indemnified Party shall have the right to control or assume (as the case may be) the defense of any such Third Party Claim and the amount of any judgment or settlement and the reasonable costs and expenses of defense (including, but not limited to, fees and disbursements of counsel and experts) shall be included as part of the indemnification obligations of the Indemnifying Party hereunder. If the Indemnified Party elects to exercise such right, then the Indemnifying Party shall have the right to participate in, but not control, the defense of such Third Party Claim at the sole cost and expense of the Indemnifying Party.

         SECTION 8.4. Limitations on Indemnification. Notwithstanding any other term of this Agreement, in no event shall the Company or the Purchaser be liable under this Article VIII for an amount which exceeds the Purchase Price. All indemnification obligations of the Company, other than Third Party Claims, shall be satisfied by the payment of cash or, at the sole option of the Purchaser in each instance, the issuance of additional shares of Company Common Stock, valued at a price per share equal to the average of the closing prices per share (or, if no closing price is available, the average of the last bid and ask prices per share) of the Common Stock for the 10 trading days immediately preceding and excluding the date of payment.

         SECTION 8.5. Survival of Representations and Warranties. The parties agree that the representations and warranties made by the parties in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall survive for a period of two years from the Closing Date (which date is hereinafter called the "Expiration Date"), except that:

                  (a) the representations and warranties contained in Section
3.17 hereof shall survive until six months after the termination of the applicable statute of limitations relating thereto, which shall be deemed the Expiration Date for purposes of this clause (a) and claims arising from a breach of the representations and warranties contained in such Section 3.17;

                  (b) the representations and warranties contained in Section
3.25 hereof shall survive until six months after the termination of the applicable statute of limitations relating thereto, which shall be deemed the Expiration Date for purposes of this clause (b) and claims arising from a breach of the representations and warranties contained in such Section 3.25; and


                  (c) the representations and warranties contained in Sections
3.3 and 3.7 hereof shall survive the Closing Date without time limitation.

                                   ARTICLE IX

                                  MISCELLANEOUS

         SECTION 9.1. Notices. All notices, demands, requests, Consents, approvals or other communications (collectively, "Notices") required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile. Notice otherwise sent as provided herein shall be deemed given on the next Business Day following delivery of such notice to a reputable air courier service.

                           To the Company:

                           Catalina Lighting, Inc.
                           18191 NW 68th Avenue
                           Miami, Florida 33015
                           Attention:    Robert Hersh

                           Telefax:  (305) 827-3994

                           with a copy to:

                           Gibson, Dunn & Crutcher LLP
                           1050 Connecticut Avenue, N.W.
                           Washington, DC 20036
                           Attention:    John F. Olson, Esq.
                                         or Ronald O. Mueller, Esq.

                           Telefax: (202) 467-0539


                           and

                           J. Parker Ailstock, PA
                           2615 N.W. 5th Place
                           Gainesville, FL 32607

                           Telefax: (352) 378-5879

                           To the Purchaser:

                           Sun Catalina Holdings, LLC
                           c/o Sun Capital Partners, Inc.
                           5200 Town Center Circle
                           Suite 470
                           Boca Raton, Florida 33486
                           Attention:    Marc J. Leder, Rodger R. Krouse
                                         and C. Deryl Couch, Esq.

                           Telefax: (561) 394-0540
                           with a copy to:

                           Morgan, Lewis & Bockius LLP
                           One Oxford Centre, Thirty-Second Floor
                           301 Grant Street
                           Pittsburgh, PA   15219
                           Attention:    David A. Gerson, Esq.

         SECTION 9.2. Governing Law. This Agreement shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed within the State of New York, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the United States District Court sitting in the Southern District of New York, and of the Supreme Court of the State of New York sitting in New York county and any appellate court from any thereof, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.


         SECTION 9.3. Termination. This Agreement may be terminated:

                  (a) at any time prior to the Closing Date by mutual agreement of the parties;

                  (b) in the event the Purchaser fails to perform its obligations to purchase the Shares as provided herein, by the Company if the Closing shall not have occurred on the Closing Date;

                  (c) by the Purchaser (i) if a default shall be made by the Company in the observance or due and timely performance of any of the covenants, agreements or conditions contained herein, and the curing of such default shall not have been made on or before the Closing Date, or (ii) pursuant to Section
9.9 hereof;

                  (d) if the Closing shall not have occurred on or prior to July 18, 2001, by either the Company or the Purchaser, at any time after July 18, 2001.

Termination pursuant to the foregoing clauses (a), (b), (c) or (d) notwithstanding, Article VIII, Section 9.10 and, in the event of a termination pursuant to Section 9.3(c)(ii), Section 9.9(a) hereof shall remain in effect.

         SECTION 9.4. Entire Agreement. This Agreement, the Confidentiality Agreement between the Company and an Affiliate of the Purchaser executed prior to the date hereof, the other Transaction Documents (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.

         SECTION 9.5. Modifications and Amendments. No amendment, modification or termination of this Agreement shall be binding upon any other party unless executed in writing by the parties hereto intending to be bound thereby.

         SECTION 9.6. Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

         SECTION 9.7. Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

         SECTION 9.8. Exhibits and Schedules. Each of the exhibits and schedules referred to herein and attached hereto is an integral part of this Agreement and is incorporated herein by reference.

         SECTION 9.9. Break-up Fee.

                  (a) The Company will not directly or indirectly solicit or encourage inquiries or proposals, engage in any negotiations concerning, or provide any confidential information to any Person relating to, a capital infusion via equity or junior debt financing of the Company (other than a potential Sale of the Company, and other than as provided in Section 7.2(c)). In the event the Company breaches this Section 9.9, and the Purchaser provides written notice to the Company that it is terminating this Agreement as a result of the breach of this Section 9.9, the Company will pay the Purchaser a break-up fee of $500,000 within 10 Business Days of receipt of such notice; provided, however, it shall not be a breach of this Section 9.9 for the Company to pursue a proposal or offer for a merger, consolidation, business combination, or sale of all or substantially all of the assets or outstanding shares of Capital Stock of Catalina (any of the foregoing, a "Sale of the Company").

                  (b) If the Company agrees to a Sale of the Company prior to the Closing, the Company will immediately pay the Purchaser $1,250,000 plus the amount of the Purchaser's expenses, pursuant to Section 9.10.

         SECTION 9.10. Expenses. The Company shall pay or cause to be paid at Closing all reasonable out-of-pocket fees and expenses incurred by the Purchaser and its Affiliates, in connection with the transactions contemplated by this Agreement, the Transaction Documents and all matters related thereto (including, without limitation, reasonable fees and disbursements of counsel and consultants). The Company, and not the Purchaser, shall pay any and all fees and expenses of Sun Trust Equity Partners as a result of the execution and delivery of this Agreement or any other Transaction Document and/or the consummation of the transactions contemplated hereby and/or thereby. In addition, at the Closing, the Company shall pay the Purchaser a non-refundable, non-accountable Closing fee of $400,000.

         SECTION 9.11. Press Releases and Public Announcements. All public announcements or disclosures relating to the transactions contemplated hereby shall be made only if mutually agreed upon by the Company and the Purchaser, except to the extent that such disclosure is, in the opinion of counsel, required by law or by stock exchange regulation; provided that any such required disclosure shall only be made, to the extent consistent with law, after consultation with the Purchaser.

         SECTION 9.12. Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company without the prior written consent of the Purchaser. This Agreement and the rights, duties and obligations of the Purchaser hereunder may not be assigned or delegated by the Purchaser, other than to an Affiliate of the Purchaser, without the prior written consent of the Company. Except as provided in the preceding sentences, any assignment or delegation of rights, duties or obligations hereunder made without the prior written consent of the other party hereto shall be void and of no effect. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any Persons that are not party hereto other than as expressly set forth in Article VIII and this Section 9.12.

         SECTION 9.13. Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

         SECTION 9.14. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

         SECTION 9.15. Further Assurances. Each party hereto, upon the request of any other party hereto, shall do all such further acts and execute, acknowledge and deliver all such further instruments and documents as may be necessary or desirable to carry out the transactions contemplated by this Agreement, including, in the case of the Company, such acts, instruments and documents as may be necessary or desirable to convey and transfer to the Purchaser the Shares to be purchased by it hereunder.

         SECTION 9.16. Remedies Cumulative. The remedies provided herein shall be cumulative and shall not preclude the assertion by any party hereto of any other rights or the seeking of any remedies against the other party hereto.

         SECTION 9.17. Other Activities of Purchaser. Nothing contained in the Transaction Documents or any other agreement of the Company shall be deemed to prohibit the Purchaser or any of its Affiliates from forming or investing in other entities engaged in activities similar to those of the Company.

         SECTION 9.18. Waiver of Trial by Jury. Each Catalina Entity and the Purchaser hereby irrevocably and unconditionally waives the right to a trial by jury in any action, suit, counterclaim or other proceeding (whether based on contract, tort or otherwise) arising out of, connected with or relating to this Agreement, any other Transaction Document, the transactions contemplated hereby or thereby, or the actions of Purchaser in the negotiation, administration, performance or enforcement.

         IN WITNESS WHEREOF, the parties have caused this Amended and Restated Stock Purchase Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.


COMPANY                                     CATALINA LIGHTING, INC.,
                                            a Florida corporation


                                            By: /s/ Robert Hersh
                                                -------------------------------
                                            Name:   Robert Hersh
                                            Title:  President and Chief
                                                    Executive Officer


PURCHASER                                   SUN CATALINA HOLDINGS, LLC,
                                            a Delaware limited liability company


                                            By: /s/ Michael Kalb
                                                -------------------------------
                                            Name:   Michael Kalb
                                            Title:  Vice President

                                                                    Exhibit 99.3
================================================================================




                              AMENDED AND RESTATED
                             NOTE PURCHASE AGREEMENT

                                  by and among

                            CATALINA LIGHTING, INC.,
                             a Florida corporation,
                                   as Company,

                                       and

                           SUN CATALINA HOLDINGS, LLC,
                      a Delaware limited liability company
                                  as Purchaser

                ------------------------------------------------

                           $4,500,000 Principal Amount
                    Secured Junior Subordinated Note Due 2006

                         Warrants to Purchase shares of
                    Common Stock of Catalina Lighting, Inc., subject to adjustment as provided therein

                ------------------------------------------------



                            Dated as of July 23, 2001







================================================================================

                               TABLE OF CONTENTS

                                                                                                              Page
                                                                                                              ----
1.       DEFINITIONS; ACCOUNTING TERMS...........................................................................1
         1.1      Definitions....................................................................................1
         1.2      Accounting Terms and Computations.............................................................13
         1.3      Covenants.....................................................................................14
         1.4      Headings; Construction and Interpretation.....................................................14

2.       PURCHASE AND SALE OF THE SECURITIES....................................................................14
         2.1      Authorization.................................................................................14
         2.2      Purchase of the Securities; Issue Price.......................................................14
         2.3      Closing.......................................................................................14

3.       REPRESENTATIONS AND WARRANTIES OF ISSUER...............................................................15
         3.1      Organization and Qualification................................................................15
         3.2      Corporate or Other Power......................................................................15
         3.3      Authorization; Binding Obligations............................................................15
         3.4      Subsidiaries..................................................................................16
         3.5      Conflict with Other Instruments; Existing Defaults; Ranking...................................16
         3.6      Governmental and Other Third Party Consents...................................................17
         3.7      Capitalization................................................................................17
         3.8      Validity and Issuance of Preferred Shares.....................................................17
         3.9      SEC Documents.................................................................................18
         3.10     Financial Statements..........................................................................18
         3.11     Existing Indebtedness; Existing Liens; Investments............................................19
         3.12     Absence of Certain Changes....................................................................19
         3.13     Contracts.....................................................................................21
         3.14     Accounts Receivable...........................................................................22
         3.15     Employees.....................................................................................22
         3.16     Employee Benefit Plans........................................................................22
         3.17     Tax Matters...................................................................................25
         3.18     Litigation....................................................................................27
         3.19     Transactions with Affiliates..................................................................28
         3.20     Investment Company Act........................................................................28
         3.21     Governmental Regulation.......................................................................28
         3.22     Compliance with Laws..........................................................................29
         3.23     Personal Property.............................................................................29
         3.24     Real Property.................................................................................29
         3.25     Environmental Matters.........................................................................30
         3.26     Intellectual Property.........................................................................31
         3.27     Insurance.....................................................................................31
         3.28     Inventory.....................................................................................32
         3.30     Customers and Suppliers.......................................................................32
         3.31     Depository and Other Accounts.................................................................32
         3.32     Books and Records.............................................................................32

                               TABLE OF CONTENTS

                                                                                                              Page
                                                                                                              ----
4.       REPRESENTATIONS AND WARRANTIES OF THE PURCHASER........................................................32
         4.1       Authorization; Enforceability; No Violations.................................................32
         4.2       Consents.....................................................................................33
         4.3       Private Placement............................................................................33
         4.4       Legends......................................................................................34
         4.5.      Financing....................................................................................34

5.       COVENANTS OF ISSUER....................................................................................34
         5.1       Business in the Ordinary Course..............................................................34
         5.2       Existing Condition...........................................................................34
         5.3       Maintenance of Properties and Assets.........................................................34
         5.4       Employees and Business Relations.............................................................34
         5.5       Maintenance of Insurance.....................................................................34
         5.6       Compliance with Laws.........................................................................35
         5.7       Conduct of Business..........................................................................35
         5.8       Access to Books and Records..................................................................35
         5.9       Agreement to Take Necessary and Reasonable Actions...........................................35
         5.10      Compliance with Conditions...................................................................35
         5.11      Consents and Approvals.......................................................................35

6.       CONDITIONS TO THE OBLIGATIONS OF THE PURCHASER.........................................................36
         6.1       Representations and Warranties; No Default...................................................36
         6.3       Stock Purchase Agreement.....................................................................36
         6.3       Purchase Permitted By Applicable Laws........................................................36
         6.4       No Material Adverse Change...................................................................36
         6.5       No Injunction, Order or Suit.................................................................37
         6.6       Liens........................................................................................37
         6.7       Certain Principal Documents..................................................................37
         6.8       Actions and Documents Relating to the Collateral.............................................37
         6.9       Subordination and Intercreditor Relationships................................................38
         6.10      Governmental Approvals.......................................................................38
         6.11      Opinion of Counsel...........................................................................38
         6.12      Delivery of Corporate Documents..............................................................38
         6.15      Compliance Certificate.......................................................................39
         6.16      Insurance....................................................................................39
         6.17      Third-Party Consents.........................................................................39

7.       CONDITIONS TO THE OBLIGATIONS OF THE CATALINA ENTITIES.................................................39
         7.1       Representations and Warranties...............................................................40
         7.2       Purchase Permitted By Applicable Laws........................................................40
         7.3       No Injunction or Order.......................................................................40
         7.4       Payment for Securities.......................................................................40
         7.5       Senior Indebtedness..........................................................................40

                               TABLE OF CONTENTS

                                                                                                              Page
                                                                                                              ----
8.       TERMINATION............................................................................................40
         8.1       Termination..................................................................................40
         8.2       Waiver.......................................................................................41

9.       MISCELLANEOUS..........................................................................................41
         9.1       Press Releases and Public Announcements......................................................41
         9.2       Consent to Amendments........................................................................41
         9.3       Entire Agreement.............................................................................41
         9.4       Severability.................................................................................41
         9.5       Successors and Assigns; Assignments..........................................................42
         9.6       Notices......................................................................................42
         9.7       Counterparts.................................................................................43
         9.8       Governing Law................................................................................43
         9.9       Limitation of Liability......................................................................43
         9.10      Waiver of Trial by Jury......................................................................44

                                    EXHIBITS

         Exhibit A - Intellectual Property Security Agreement
         Exhibit B - Pledge Agreement
         Exhibit C - Registration Rights Agreement
         Exhibit D - Security Agreement
         Exhibit E - Secured Junior Subordinated Note Due 2006
         Exhibit F - Subsidiary Guaranty
         Exhibit G - Warrant
         Exhibit H - Senior Subordination Agreement
         Exhibit I - Form of Opinion of Counsel to the Company

                              AMENDED AND RESTATED
                             NOTE PURCHASE AGREEMENT

         THIS AMENDED AND RESTATED NOTE PURCHASE AGREEMENT is made as of July 23, 2001, by and between CATALINA LIGHTING, INC., a Florida corporation ("Company"), and SUN CATALINA HOLDINGS, LLC, a Delaware limited liability company ("Purchaser"). This Agreement amends, restates, and supersedes in its entirety, the Note Purchase Agreement by and between the Company and the Purchaser dated as of April 5, 2001, as amended by First Amendment to Note Purchase Agreement dated May 3, 2001, Second Amendment to Note Purchase Agreement dated May 15, 2001, Third Amendment to Note Purchase Agreement dated May 31, 2001, Fourth Amendment to Note Purchase Agreement dated June 8, 2001 and Fifth Amendment to Note Purchase Agreement dated June 29, 2001.

                                 R E C I T A L S

         In connection with the financing of the business operations of the Catalina Entities, the Company has authorized the issuance and sale to the Purchaser of a Secured Junior Subordinated Note as provided herein in the principal amount of $4,500,000, and the Purchaser is willing to purchase the Note on the terms and subject to the conditions set forth herein.

         To induce the Purchaser to purchase the Note, the Company is willing to issue and sell to the Purchaser warrants to purchase shares of Company Common Stock.

         To further induce the Purchaser to purchase the Note, and in consideration therefor, the Catalina Entities that are party to the Guaranty Agreement (other than the Company) have agreed, at the Company's request to guaranty absolutely and unconditionally the Guaranteed Obligations. Each such Catalina Entity has acknowledged that it derived and expects to derive, directly or indirectly, a substantial benefit from the purchase by the Purchaser of the Note, both in its separate capacity and as a member of the integrated enterprise.

         To further induce the Purchaser to purchase the Note, certain of the Catalina Entities are willing to enter into other Investment Documents.


                                A G R E E M E N T

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. DEFINITIONS; ACCOUNTING TERMS.

         1.1 Definitions. For purposes of this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to the singular and the plural forms thereof):

         "Affiliate" shall mean, with respect to any Person any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "Agreement" shall mean this Amended and Restated Note Purchase Agreement, together with the Exhibits and the Disclosure Schedule, in each case as amended, restated, supplemented or otherwise modified from time to time.

         "Applicable Law" shall mean all applicable provisions of all (i) constitutions, treaties, statutes, laws, rules, regulations and ordinances of any Governmental Authority and all common law duties, (ii) Consents of any Governmental Authority and (iii) orders, decisions, rulings, judgments, directives or decrees of any Governmental Authority.

         "Assignment" shall mean an assignment or other transfer of any Note pursuant to the terms of such Note.

         "Authorizations" shall have the meaning specified in Section 3.22.

         "Bankruptcy Laws" shall mean Title 11 of the United States Code (11 U.S.C. Section 101 et seq.), as amended from time to time, and any other federal or state law relating to bankruptcy, insolvency or reorganization or for the relief of debtors.

         "Benefit Plan" shall have the meaning specified in Section 3.16.

         "Board of Directors" shall mean, with respect to any Person, the board of directors (or similar governing body) of such Person.

         "Business Day" shall mean any day that is not a Saturday, a Sunday or a day on which banking institutions in the City of New York, New York are authorized or required by law to close.

         "Capital Lease" shall mean any lease or other agreement for (or other arrangement conveying the right to use) property, whether real, personal or mixed, which has been or is required to be classified or accounted for as a capital lease on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP.

         "Capital Lease Obligations" shall mean any and all liabilities or other obligations to pay rent or other amounts under any Capital Lease.

         "Capital Stock" shall mean, with respect to any Person, (i) if such Person is a corporation, any and all shares of capital stock, participations in profits or other equivalents (however designated) or other equity interests of such Person, (ii) if such Person is a limited liability company, any and all membership units or other interests, or (iii) if such Person is a partnership or other entity, any and all partnership or entity units or other interests.

         "Catalina Entities" shall mean the Company and its Subsidiaries.

         "Change in Control" shall mean the occurrence of one or more of the following events:

                  (i) any "Person" (other than the Purchaser or any of its Affiliates, or any Catalina Entity) or "group" (as such terms are used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) of the Exchange Act, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and 13d-5 of the Exchange Act (provided that such Person will be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time)), directly or indirectly, of 50% or more of the total voting power of the Company;

                  (ii) any sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of the Company to any Person other than the Purchaser or any of its Affiliates, or any Catalina Entity;

                  (iii) the Company is acquired by, or merges, consolidates or amalgamates with or into, any other Person (other than the Purchaser or any of its Affiliates, or any Catalina Entity), except for a transaction in which the shareholders of the Company own more than 50% of the resulting entity immediately after the transaction; or

                  (vi) the Board of Directors or the shareholders of the Company shall have approved any plan of liquidation, dissolution or bankruptcy of the Company.

         "Charter" with respect to any corporation means the certificate of incorporation or articles of incorporation of such corporation.

         "Closing" shall have the meaning specified in Section 2.3.

         "Closing Date" shall have the meaning specified in Section 2.3.

         "Code" shall mean the Internal Revenue Code of 1986, as amended, or any successor statute, and the rules and regulations promulgated thereunder, all as the same may from time to time be in effect.

         "Collateral" shall mean the "Collateral" under the Collateral
Documents.

         "Collateral Documents" shall mean, collectively, the Security Agreement, the Pledge Agreement, the Intellectual Property Security Agreement, the landlord waivers and Consents, notices of security interest in deposit accounts, UCC financing statements, fixture filings, patent, trademark and copyright filings, assignments, acknowledgments, and all other agreements, instruments and documents delivered from time to time in connection therewith or otherwise to secure the Obligations or any other obligations of the Catalina Entities or any other Person under this Agreement, the Note or any other Investment Document, in each case as amended, restated, supplemental or otherwise modified from time to time.

         "Commission" or "SEC" shall mean the Securities and Exchange Commission, or any successor agency.

         "Commonly Controlled Entity" shall have the meaning specified in
Section 3.16.

         "Company" shall have the meaning set forth in the preamble.

         "Company Capital Stock" shall mean, collectively, the Company Common Stock and the Company Preferred Stock.

         "Company Common Stock" shall mean the Common Stock, par value $0.01 per share, of the Company.

         "Company Preferred Stock" shall mean the Preferred Stock of the Company.

         "Consent" shall mean any consent, approval, authorization, waiver, permit, grant, franchise, license, exemption or order of, or any registration, certificate, qualification, declaration or filing with, or any notice to, any Person, including, without limitation, any Governmental Authority.

         "Contracts" shall have the meaning specified in Section 3.13.

         "Convertible Securities" shall mean, with respect to any Person, any securities or other obligations issued or issuable by such Person or any other Person that are exercisable or exchangeable for, or convertible into, any Capital Stock of such Person.

         "Customary Permitted Liens" shall mean:

                  (i) judgment and attachment Liens in connection with (a) judgments that do not constitute an Event of Default so long as the judgment creditor has not succeeded in the foreclosure thereof and reserves have been established to the extent required by GAAP and (b) litigation and legal proceedings that are being contested in good faith by appropriate proceedings so long as (i) reserves have been established to the extent required by GAAP and (ii) such Liens do not encumber assets by an aggregate amount (together with the amount of any unstayed judgments against any Catalina Entity) in excess of $100,000;

                  (ii) Liens for Taxes, assessments or other governmental charges or levies on property of the Catalina Entities if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith by appropriate proceedings;

                  (iii) pledges or deposits by the Catalina Entities under worker's compensation laws, unemployment insurance laws or similar legislation;

                  (iv) Liens on the property of any Catalina Entity incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety or indemnity bonds or other obligations of like nature and incurred in a manner consistent with industry practice, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property;

                  (v) Liens imposed by operation of law, such as carriers', warehousemen's and mechanics' Liens, on property of any of the Catalina Entities arising in the ordinary course of business and securing payment of obligations which are not more than 60 days past due or are being contested in good faith by appropriate proceedings and, if required by GAAP, are appropriately reserved for on the books of the Catalina Entities;

                  (vi) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character; and

                  (vii) Liens disclosed in the consolidated balance sheet of the Company dated September 30, 2000 and the notes thereto;

provided, however, that each of the Liens described in the foregoing clauses (i) through (vii) inclusive shall only constitute a Customary Permitted Lien so long as such Liens do not, individually or taken as a whole, or create a Material Adverse Change.

         "Default" shall mean any Event of Default or any event or condition which, with the giving of notice or the lapse of time or both, becomes an Event of Default.

         "Disclosure Schedule" shall have the meaning specified in the introductory paragraph of Section 3.

         "Environmental Laws" shall mean all Applicable Laws relating to Hazardous Materials or the protection of human health or the environment, including all requirements pertaining to reporting, permitting, investigating or remediating Releases or threatened Releases of Hazardous Materials into the environment, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials. Without limiting the generality of the foregoing, the term "Environmental Laws" shall include the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Section 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Federal Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.) and the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.), as such laws may be amended from time to time, and any other present or future federal, state, local or foreign statute, ordinance, rule, regulation, order, judgment, decree, permit, license or request or binding determination of, or agreement with, any Governmental Authority relating to or imposing liability or establishing standards of conduct for the protection of human health or safety or the environment.

         "Equity Rights" shall mean, with respect to any Person, any warrants, options or other rights to subscribe for or purchase, or obligations to issue, any Capital Stock of such Person, or any Convertible Securities of such Person, including, without limitation, any options or similar rights issued or issuable under any employee stock option plan, pension plan or other employee benefit plan of such Person.

         "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and any successor statute, including the rules and regulations promulgated thereunder, in each case as amended from time to time.

         "ERISA Affiliate" shall mean, with respect to any Person, any Person that is, or was at any time within the last six (6) years, a member of a "controlled group of corporations" with, or is under "common control" with, or is a member of the same "affiliated service group" with, such Person (as defined in Sections (b), (c), (m) or (o) of Section 414 of the Code).

         "Event of Default" shall have the meaning specified in the Note.

         "Event of Loss" shall mean, with respect to an asset of any Person, any of the following: (i) any loss, destruction or damage, of such asset; (ii) any pending or threatened institution of any proceedings for the condemnation or seizure of such asset or of any right of eminent domain; or (iii) any actual condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such asset, or confiscation of such asset or requisition of the use of such asset.

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as amended from time to time.

         "Financial Statements" shall have the meaning specified in Section 3.10(a).

         "Foreign Plans" shall have the meaning specified in Section 3.16(p).

         "Fully Diluted Basis" shall mean with respect to the Company, all Company Common Stock: (i) issued and outstanding as of the Closing Date; (ii) issuable upon exercise of the Warrant (as if exercised on the Closing Date);
(iii) issued pursuant to the Stock Purchase Agreement; (iv) issuable upon exercise of any warrant issued pursuant to the Senior Subordinated Documents (as if exercised on the Closing Date); (v) issuable upon exercise of any warrant issued pursuant to the Senior Credit Documents (as if exercised on the Closing
Date); and (vi) issued or issuable pursuant to any and all Equity Rights granted in satisfaction of the obligations of the Company under the Management Agreements (and with respect to such Equity Rights, if any, as if exercised or converted on the Closing Date).

         "GAAP" shall mean United States generally accepted accounting principles and practices set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, all as in effect on the date hereof, applied on a basis consistent with prior periods.

         "Governmental Authority" shall mean any nation or government, and any state or political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory organization.

         "Guarantied Obligations" shall have the meaning specified in the Subsidiary Guaranty

         "Guarantee" shall mean any obligation, contingent or otherwise, of any Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or obligation of any other Person in any manner, whether directly or indirectly, and shall in any event include the Subsidiary Guaranty and shall include, without limitation, any obligation of such Person, direct or indirect, to (i) purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or obligation or the purchase of (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness or obligation, (ii) purchase property, securities or services for the purpose of assuring the owner of such Indebtedness or obligation of the payment of such Indebtedness or obligation, or (iii) maintain working capital, equity capital, available cash or other similar financial requirement of the primary obligor; provided, however, that the term Guarantee shall not include endorsements for collection or collections for deposit, in either case in the ordinary course of business.

         "Guarantors" shall mean, collectively, each Catalina Entity other than the Company that is a party to the Subsidiary Guaranty.

         "Hazardous Materials" shall mean any substance: (i) the presence of which requires investigation or remediation under any Applicable Laws; (ii) that is defined or becomes defined as a "hazardous waste" or "hazardous substance" under any Applicable Laws (including, without limitation, all Environmental
Laws); (iii) that is toxic, explosive, corrosive, inflammable, infectious, radioactive, carcinogenic, mutagenic, bio-hazardous or otherwise hazardous and is or becomes regulated by any Governmental Authority; (iv) the presence of which on any real property causes or threatens to cause a nuisance upon the real property or to adjacent properties or poses or threatens to pose a hazard to any real property or to the health or safety of Persons on or about any real property; or (v) that contains gasoline or other petroleum hydrocarbons, polychlorinated biphenyls or asbestos.

         "Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China.

         "Hong Kong Group" shall mean (i) prior to the Hong Kong Reorganization, the Consolidated Companies that are organized under the laws of Hong Kong or the People's Republic of China and are Subsidiaries of either Catalina Industrial or Trade World, and (ii) after the Hong Kong Reorganization, the Consolidated Companies that are organized under the laws of Hong Kong or the People's Republic of China and are Subsidiaries of Go-Gro Industries.

         "Hong Kong Reorganization" shall mean the proposed reorganization of Catalina Industrial, Trade World Industrial, Catalina Asia and Go-Gro Industries according to the Plan of Reorganization adopted on May 8, 2000, pursuant to
Section 368(a)(1)(D) of the Internal Revenue code of 1986, as amended, which provides for the purchase/transfer of the assets of Catalina Industrial, Trade World Industrial and Catalina Asia in exchange for cash/stock of Go-Gro Industries, after which exchange, Catalina Industrial and Trade World Industrial will distribute all Go-Gro Industries stock received to Domestic Borrower and then dissolve. Domestic Borrower will then own 100% of Go-Gro Industries at the completion of the Plan.

         "Indebtedness" shall mean, with respect to any Person and without duplication, (i) any indebtedness, liabilities or other obligations, contingent or otherwise, for borrowed money; (ii) all obligations evidenced by bonds, notes, debentures or similar instruments; (iii) all obligations to pay the deferred purchase or acquisition price of property or services (other than trade accounts payable arising in the ordinary course of business) and any installment payment non-compete agreements; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights or remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (v) all Capital Lease Obligations; (vi) all obligations of others secured by a Lien to which any property or assets owned by such Person is subject, whether or not the obligations secured thereby have been assumed by such Person; (vii) all net obligations in respect of rate swaps, caps, floors and collars, currency swaps, or other similar financial products designed to provide protection against fluctuations in interest, currency or exchange rates; (viii) all reimbursement or other obligations of such Person in respect of any bank Guarantees, surety bonds and similar instruments issued for the account of such Person or as to which such Person is otherwise liable for reimbursement of drawings or payments; (ix) all obligations under facilities for the discount or sale of receivables; (x) the maximum repurchase price of any redeemable Capital Stock of such Person; (xi) all Guarantees of Indebtedness of the type described in clauses (i) through (x) above; and (xii) all obligations which are required to be classified as long-term liabilities on the balance sheet of such Person under GAAP as liabilities (other than reserves under GAAP), in each case, only as may be material to such Person or if involving amounts in excess of $100,000. The Indebtedness of any Person shall also include all recourse Indebtedness of any partnership or joint venture or limited liability company in which such Person is a general partner or a joint venturer or a member.

         "Intellectual Property Security Agreement" shall mean an Intellectual Property Security Agreement made by the Catalina Entities in favor of the Purchaser substantially in the form of Exhibit A.

         "Intercompany Subordination Agreement" shall mean that certain Subordination Agreement, dated as of the date hereof, by and among the Catalina Entities and the Purchaser, as amended, restated, supplemented or otherwise modified from time to time.

         "Investment Documents" shall mean, collectively, this Agreement, the Note, the Warrant, the Registration Rights Agreement, the Guarantees, the Collateral Documents, the Senior Subordination Agreement, the Subordination Agreement and the Intercompany Subordination Agreement and all other agreements and instruments referred to herein or therein to be entered into by the parties to this Agreement in connection with the consummation of the transactions contemplated hereby and thereby.

         "Investments" shall mean, as applied to any Person, (i) any direct or indirect acquisition or ownership (including, without limitation, beneficial ownership) by such Person of Capital Stock, other securities or other interests of, or investments in, any other Person, or all or any substantial part of the business or assets of any other Person, and (ii) any direct or indirect gift or capital contribution by such Person to any other Person.

         "Knowledge" with respect to the Company shall mean the knowledge of any of the four executive officers (Robert Hersh, Dean Rappaport, Nathan Katz or David Sasnett) of the Company, including facts of which officers, in the reasonably prudent exercise of their official duties, should have known, with regard to the Company and the other Catalina Entities.

         "Leases" shall have the meaning specified in Section 3.24.

         "Lien" shall mean any lien (statutory or other), pledge, mortgage, deed of trust, assignment, deposit arrangement, priority, security interest, adverse claim, charge or encumbrance or other preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a lessor under a Capital Lease having substantially the same economic effect), any agreement to give or refrain from giving any lien, pledge, mortgage, security interest, charge or other encumbrance of any kind, any conditional sale or other title retention agreement, any lease in the nature thereof and the filing or existence of any financing statement or other similar form of notice under the laws of any jurisdiction or any security agreement authorizing any Person to file such a financing statement, whether arising by contract, operation of law, or otherwise.

         "Management Agreements" mean the agreements between the Company and each of Robert Hersh, Dean Rappaport, Nathan Katz and David Sasnett.

         "Material Adverse Effect" or "Material Adverse Change" shall mean any event, matter, condition or circumstance which (i) has a material adverse effect on, or material adverse change in, as the case may be, the business, assets, financial condition, properties (whether real, personal or otherwise), results of operations of the Catalina Entities taken as a whole, (ii) materially impairs the ability of any Catalina Entity to perform or observe its obligations under this Agreement, the Note, any other Investment Document (other than the Warrant and the Registration Rights Agreement) to which it is a party or (iii) adversely affects the legality, binding effect, validity or enforceability of this Agreement, any other Investment Document

(other than the Warrant and the Registration Rights Agreement) or the Senior Credit Documents or the perfection or priority of any material Lien granted to the Purchaser under any Collateral Document.

         "Note" shall have the meaning specified in Section 2.1, and shall also include, where applicable, any additional note or notes issued by the Company in connection with any Assignments or pursuant to the terms of the Note.

         "Obligations" shall mean any and all present and future loans, advances, Indebtedness, claims, guarantees, liabilities or obligations of the Catalina Entities, or of any other Person for or on behalf of the Catalina Entities, owing to the Purchaser, any Affiliate of the Purchaser or any Indemnified Party, of whatever nature, character or description, arising under or in connection with this Agreement, the Note, the Subsidiary Guarantee, the Collateral Documents, any other Investment Document (other than the Warrant and the Registration Rights Agreement) or otherwise, any and all agreements, instruments or other documents heretofore or hereafter executed or delivered in connection with any of the foregoing, in each case whether due or not due, direct or indirect, joint and/or several, absolute or contingent, voluntary or involuntary, liquidated or unliquidated, determined or undetermined, now or hereafter existing, amended, renewed, replaced, extended, exchanged, restated, refinanced, refunded or restructured, whether or not from time to time decreased or extinguished and later increased, created or incurred, whether for principal, interest, premiums, fees, costs, expenses (including, without limitation, attorneys' fees and expenses) or other amounts incurred for administration, collection, enforcement or otherwise, whether or not arising after the commencement of any proceeding under the Bankruptcy Laws (including, without limitation, post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding, and whether or not recovery of any such obligation or liability may be barred by any statute of limitations or such Indebtedness, claim, liability or obligation may otherwise be unenforceable.

         "Other Debt Document" shall mean any agreement, instrument or other document evidencing or governing any Indebtedness of the Catalina Entities other than the Note and any other Investment Document, but including, without limitation, the Senior Credit Documents.

         "Pension Plan" shall have the meaning specified in Section 3.16.

         "Permitted Liens" shall mean:

         (i) Liens in favor of the Purchaser;

         (ii) Liens in favor of the Senior Lenders;

         (iii) Liens arising under the Senior Subordinated Documents to the extent that the Purchaser has a right to have a Lien on the same Collateral;

         (iv) Liens existing on the date of this Agreement and set forth on
Schedule 1.1, but excluding any Liens incurred in connection with the extension, renewal or refunding of the Indebtedness secured thereby;

         (v) Customary Permitted Liens; and

         (vi) Liens to which the Purchaser has consented in writing and which are expressly subordinate to the Indebtedness to the Purchaser.

         "Person" shall mean any individual, trustee, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, limited liability partnership and other entity or any Governmental Authority.

         "Pledge Agreement" shall mean the Pledge Agreement by and among the Company, as "Pledgor," on the one hand, and the Purchaser, on the other hand substantially in the form of Exhibit B.

         "Purchase Price" shall have the meaning specified in Section 2.2.

         "Purchaser" shall have the meaning specified in the preamble.

         "Real Property" shall mean any and all real property now or hereafter owned, leased or operated by any Catalina Entity.

         "Registration Rights Agreement" shall mean a Registration Rights Agreement between the Company and the Purchaser substantially in the form of Exhibit C.

         "Release" shall mean any release (whether threatened or actual), migration, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, seeping, leaching, dumping or disposing into the environment or the workplace of any Hazardous Materials, and otherwise as defined in any Environmental Laws.

         "SEC Documents" shall have the meaning specified in Section 3.9.

         "Secured Junior Subordinated Note Due 2006" shall mean a Secured Junior Subordinated Note Due 2006 substantially in the form of Exhibit E.

         "Securities" shall have the meaning specified in Section 2.1.

         "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, all as the same shall be in effect at the time.

         "Security Agreement" shall mean a Security Agreement made by the Catalina Entities in favor of the Purchaser substantially in the form of Exhibit D.

         "Senior Agent" shall mean SunTrust Bank, as administrative agent under the Senior Credit Agreement.

         "Senior Credit Agreement" shall mean the Third Amended and Restated Revolving Credit and Term Loan Agreement dated as of July 23, 2001, by and among the Company,

Catalina International PLC, and Ring Limited, as borrowers, the guarantors named therein and the Senior Lenders, as amended, supplemented, restated or otherwise modified from time to time.

         "Senior Credit Documents" shall mean the Senior Credit Agreement and all notes, Guarantees, security agreements, pledge agreements and other documents contemplated by the Senior Credit Agreement and executed and delivered in connection therewith.

         "Senior Indebtedness" shall mean, with respect to any Person, the principal of, premium, if any and interest on any Indebtedness of such Person, whether now outstanding or hereafter created, incurred, assumed or guaranteed, unless such Indebtedness is contractually pari passu, subordinate or junior in right of payment and rights upon liquidation to the Indebtedness evidenced by the Note.

         "Senior Lenders" shall mean, collectively, the "Administrative Agent," the "Domestic Issuing Bank," the "Domestic Swingline Lender," the "UK Issuing Bank," the "UK Swingline Bank" and the "Lenders" as each such quoted term is defined under the Senior Credit Agreement.

         "Senior Subordination Agreement" shall mean that certain Subordination Agreement, dated as of the date hereof, by and among the Senior Lenders, SunTrust, the Purchaser and the Company, as amended, restated, supplemented or otherwise modified from time to time.

         "Senior Subordinated Documents" shall mean that certain Note Purchase Agreement between the Company and SunTrust dated the date hereof, as the same may hereafter be amended, restated or modified in accordance with the terms hereof, the Subordination Agreement, and with all notes, Guarantees, security agreements, pledge agreements, and all other documents contemplated thereby and executed and delivered in connection therewith.

         "Shareholders Agreement" shall mean that certain Shareholders Agreement, dated as of the date hereof, by and between the Purchaser and SunTrust, as amended, restated, supplemented or otherwise modified from time to time.

         "Significant Customers" shall have the meaning specified in Section
3.29.

         "Significant Suppliers" shall have the meaning specified in Section
3.29.

         "Stock Purchase Agreement" shall mean the Amended and Restated Stock Purchase Agreement of even date herewith entered into by and between the Company and the Purchaser.

         "Subordination Agreement" shall mean that certain Subordination Agreement, dated as of the date hereof, by and among SunTrust, the Purchaser and the Company, as amended, restated, supplemented or otherwise modified from time to time.

         "subsidiary" means, with respect to any Person (a) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by a subsidiary of such Person, or by such Person and one or more subsidiaries of such Person, (b) a partnership in which such Person or a subsidiary of such Person is, at the date of determination, a general partner of such partnership, or (c) any other Person (other than a corporation) in which such Person, a subsidiary of such Person or such Person and one or more subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

         "Subsidiary" means a subsidiary of the Company.

         "Subsidiary Guaranty" shall mean a Subsidiary Guaranty made by certain of the Catalina Entities in favor of the Purchaser substantially in the form of Exhibit F.

         "SunTrust" shall mean SunTrust Banks, Inc., a Georgia corporation.

         "SunTrust Warrant Documents" shall mean the Warrant issued by the Company to SunTrust dated as of the date hereof and the Registration Rights Agreement between the Company, the Purchaser, SunTrust and the Senior Lenders, dated as of the date hereof, and all other documents contemplated thereby and executed and delivered in connection therewith.

         "Tax" or "Taxes" shall mean all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, add on or alternative minimum, occupancy, withholding, payroll, employment, social security, excise, severance, stamp, value added, occupation, premium, property (including, without limitation, real property and any assessments, special or otherwise), windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

         "Tax Returns" shall mean all returns (including information returns), declarations, reports, statements and other documents required to be filed with respect to a Tax.

          "UCC" shall mean the Uniform Commercial Code, as adopted and in force in the State of New York as from time to time in effect.

         "Warrant" shall have the meaning specified in Section 2.1.

         "Warrant Shares" shall have the meaning specified in the Warrant.

         "Welfare Plan" shall have the meaning specified in Section 3.16.

         1.2 Accounting Terms and Computations. For purposes of this Agreement,
(a) all accounting terms used in this Agreement that are not expressly defined herein have the meanings given to them under GAAP, (b) all computations made pursuant to this Agreement or any other Investment Document shall be made in accordance with GAAP, (c) all financial statements and other financial information to be delivered by any Catalina Entity hereunder or under any other Investment Document shall be prepared in accordance with GAAP, except that any interim financial statements or other financial information which are unaudited may be subject to year-end audit adjustments and may omit footnotes and (d) all computations, financial statements and other financial information of the Catalina Entities hereunder shall be determined on a consolidated basis in accordance with GAAP.

         1.3 Covenants. To the extent that this Agreement contains any covenants or agreements of any Catalina Entity not a signatory hereto, the Company shall be responsible for causing such Catalina Entity to comply with such covenants and agreements. All covenants and agreements under this Agreement shall each be given independent effect so that if a particular action or condition is not permitted by any such covenant, the fact that it would be permitted by another covenant, by an exception thereto or be otherwise within the limitations thereof, shall not avoid the occurrence of a Default or an Event of Default if such action is taken or conditions exists.

         1.4 Headings; Construction and Interpretation. The headings in this Agreement are for convenience of reference only, do not constitute a part of this Agreement and are not to be considered in construing or interpreting this Agreement. All section, preamble, recital, exhibit, schedule, disclosure schedule, annex, clause and party references are to this Agreement unless otherwise stated. No party, nor its counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all provisions of this Agreement shall be construed in accordance with their fair meaning, and not strictly for or against any party.


2. PURCHASE AND SALE OF THE SECURITIES.

         2.1 Authorization. The Company has authorized the issuance and sale to the Purchaser of the Secured Junior Subordinated Note Due 2006 in the aggregate principal amount of $4,500,000, substantially in the form of Exhibit E (as the same may be amended, restated, supplemented, modified, renewed, refinanced or restructured from time to time, the "Note"). In addition, the Company has authorized the issuance and sale to Purchaser of a Warrant to purchase the number of shares of Company Common Stock set forth therein (the "Warrant"), substantially in the form of Exhibit G. The Note and the Warrant are collectively referred to herein as the "Securities." The repayment of the Indebtedness evidenced by the Note and all other Obligations shall be secured by the Collateral described in the Collateral Documents.

         2.2 Purchase of the Securities; Issue Price. Subject to the terms and conditions contained herein and in the other Investment Documents, and in reliance upon the representations, warranties, covenants and agreements of the Catalina Entities contained herein and therein, at the Closing: (i) the Company shall issue and sell to the Purchaser the Note and the Warrant; and (ii) the Purchaser shall purchase the Securities from the Company. The aggregate purchase price to be paid by the Purchaser for the Securities (the "Purchase Price") shall be $4,500,000, payable as provided in Section 2.3.

         2.3 Closing. The closing of the issuance and sale of the Securities under this Agreement (the "Closing") shall take place at the offices of King & Spalding, 1185 Avenue of the Americas, New York, New York 10036, at 10:00 a.m., local time, on July 20, 2001 or as soon as practicable thereafter immediately following the satisfaction or waiver of the conditions precedent set forth in
Section 6 and Section 7 (such date being referred to as the "Closing Date"). At the Closing, the Company shall deliver to the Purchaser, among other things, the Securities, duly executed by the Company, against delivery by the Purchaser of the Purchase Price by wire transfer in immediately available funds to such bank as the Company may request in writing for credit to an account as designated by the Company in such request.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

         In connection with the following representations and warranties, attached to this Agreement is a disclosure schedule (the "Disclosure Schedule") arranged in numbered parts corresponding to the Section numbering in this Agreement of the following representations and warranties. The information disclosed in any numbered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered Section in this Agreement and shall not be deemed to relate to or to qualify any other representation or warranty, unless so stated otherwise specifying each other representation and warranty to which it relates. To induce the Purchaser to purchase the Securities under this Agreement, the Company hereby represents and warrants to the Purchaser that, except as expressly set forth in the Disclosure Schedule (which shall be deemed to constitute part of these representations and warranties) or as set forth in those Company SEC Documents filed with the SEC on or after September 30, 2000:

         3.1 Organization and Qualification. Each Catalina Entity is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite power and authority necessary to own or lease and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted, and is duly qualified or licensed to do business in each jurisdiction in which the character of the properties or assets owned, leased or operated by it or the nature of the activities conducted makes such qualification or licensing necessary, except where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect.

         3.2 Corporate or Other Power. Each Catalina Entity has the requisite power and authority to execute, deliver, carry out and perform its obligations under this Agreement and all other Investment Documents to which it is a party, including, without limitation, with respect to the Company, the power and authority to issue, sell and deliver the Securities to be issued and sold by it to the Purchaser hereunder.

         3.3 Authorization; Binding Obligations.

                  (a) The execution, delivery and performance by the Company of this Agreement and each of the other Investment Documents to which the Company is a party, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly authorized by all requisite action on the Company's part. The issuance, sale and delivery by the Company of the Securities as contemplated hereunder at Closing have been duly authorized, or will be duly authorized prior to such issuance and delivery. The execution, delivery and performance of each of the Investment Documents to which any Catalina Entity other than the Company is a party, and the consummation by the Catalina Entities other than the Company of the other transactions contemplated thereby, have been duly authorized, or will be duly authorized prior to being executed and delivered, by all requisite action on each such Catalina Entity's part, as applicable.

                  (b) This Agreement is, and each other Investment Document will at the Closing be, assuming the due authorization, execution and delivery by the parties (other than the Catalina Entities) thereto, a legal, valid and binding obligation of each Catalina Entity that is a party thereto, enforceable against such Catalina Entity in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or conveyance or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability, and except as rights of indemnity or contribution may be limited by federal or state securities laws or the public policy underlying such laws.

         3.4 Subsidiaries. Exhibit 21 to the Company's annual report on Form 10-K for the fiscal year ended September 30, 2000 as filed with the SEC on December 29, 2000, sets forth a true, complete and correct list of all Subsidiaries of the Company, setting forth, as to each such Subsidiary, its full name, the address of its principal executive offices or its jurisdiction of organization.

         3.5 Conflict with Other Instruments; Existing Defaults; Ranking.

                  (a) The execution, delivery and performance of this Agreement by the Catalina Entities and each other Investment Document to which any Catalina Entity is a party, the issuance, sale and delivery by the Company of the Securities and the consummation of the other transactions contemplated hereby and thereby do not and will not violate, or cause a default under, or give rise to a right of termination under, (i) the Charter or bylaws of that Catalina Entity, in each case as in effect on the date hereof, (ii) any term of any lease, credit agreement, indenture, note, mortgage, instrument or other agreement to which that Catalina Entity is a party or by which any of its properties or assets are bound (including, without limitation, any Contract or Other Debt Document) or (iii) any Applicable Laws, except in the case of clause
(ii) or (iii) where the default, breach or violation would not reasonably be expected to have a Material Adverse Effect.

                  (b) No Catalina Entity is in default, breach or violation of
(i) its Charter or bylaws as in effect as of the date hereof, (ii) any lease, credit agreement, indenture, note, mortgage, instrument or other agreement to which it is a party or by which any of its properties or assets are bound (including, without limitation, any Contract or Other Debt Document) or (iii) any Applicable Laws, except in the case of clause (ii) or (iii) where the default, breach or violation would not reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, there does not exist any "default" or "event of default" (in each case as defined in any Other Debt Document) or any default under any other credit or financing agreement to which any Catalina Entity is a party or by which any of its properties or assets are bound.

                  (c) Other than the Senior Credit Documents (as to which the Company has, or before Closing shall have, obtained all required Consents so as to permit the consummation of all transactions contemplated by the Investment Documents) and the Senior Subordinated

Documents, there are no contractual or other restrictions or limitations which prohibit or restrict (i) the issuance and sale of the Securities as contemplated hereunder, (ii) any merger, sale of assets or other event which could cause a Change in Control or (iii) any other financings by any Catalina Entity, including, without limitation, any public or private debt or equity financings. There are no contractual or other restrictions or limitations which prohibit or restrict the issuance and sale of the Notes and Warrants as contemplated hereunder.

                  (d) Schedule 3.5(d) sets forth a true, correct and complete list of all Senior Indebtedness of each Catalina Entity. Payment of principal of, premium, if any, and interest on the Note is subordinate only to the Senior Indebtedness of the Company, including the note issued in connection with the financing referred to in Section 7.2(c) of the Stock Purchase Agreement. No Indebtedness of any Catalina Entity ranks pari passu with any Indebtedness evidenced by the Note.

         3.6 Governmental and Other Third Party Consents. Except as required by applicable filing requirements of the Exchange Act or state securities laws and those Consents that have already been obtained or made or those for which the failure to obtain would not have a Material Adverse Effect, no Catalina Entity is required to obtain any Consent from, or is required to make any declaration or filing with, any Governmental Authority or any other Person in connection with the execution, delivery and performance of this Agreement or any other Investment Document, including, without limitation, the issuance, sale and delivery of the Securities as contemplated hereunder. To the Company's Knowledge after due inquiry, each of the Consents that have been obtained or made in connection with the execution, delivery and performance of this Agreement or any other Investment Document is in full force and effect.

         3.7 Capitalization. Schedule 3.7 sets forth a true, correct and complete description of the authorized Capital Stock of each Catalina Entity and the number of shares of each class of Capital Stock that is issued and outstanding as of the date hereof. All of the issued and outstanding shares of Capital Stock of each Catalina Entity have been duly authorized and are validly issued, fully paid and non-assessable. The Company owns all of the issued and outstanding shares of each other Catalina Entity free and clear of any Liens. As of the date hereof, there are: (i) no outstanding Equity Rights of any Catalina Entity (other than Company Capital Stock held by the public and other than the warrants issued to the Senior Lenders and SunTrust); (ii) no voting trusts or other agreements or undertakings with respect to the voting of the Capital Stock of any Catalina Entity; (iii) no obligations or rights (whether fixed or contingent) on the part of any Catalina Entity, any of its directors or officers, or any other Person to purchase, repurchase, redeem or "put" any outstanding shares of the Capital Stock or Equity Rights of any Catalina Entity; and (iv) no rights of first offer or first refusal, registration rights or anti-dilution rights or similar rights with respect to any shares of Company Capital Stock (other than registration rights granted to the Senior Lenders, the Purchaser and SunTrust) To the Company's Knowledge after due inquiry, all shares of Company Capital Stock and Equity Rights of each Catalina Entity have been issued and offered in compliance with all applicable federal and state securities laws.

         3.8 Validity and Issuance of Warrant Shares. As of the date hereof, 830,847 of the Warrant Shares have been duly authorized and reserved for issuance upon the exercise of the

Warrant and each, when issued, delivered and paid for pursuant to the terms of the Warrant, will be duly and validly issued, fully paid and non-assessable. Following the approval by the shareholders of the Company of the increase in the Company's authorized capital as provided in Section 5.13 of the Stock Purchase Agreement, an aggregate of 3,904,838 Warrant Shares will be duly authorized and reserved for issuance upon the exercise of the Warrant and each, when issued, delivered and paid for pursuant to the terms of the Warrant, will be duly and validly issued, fully paid and non-assessable.

         3.9 SEC Documents.

                  (a) The Company has filed all required forms, reports and documents with the Commission since September 30, 1998, including all exhibits thereto (collectively, the "SEC Documents"), each of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act as in effect on the dates so filed. None of the SEC Documents (as of their respective filing dates or, if amended, as of the date of the last such amendment filed prior to the date hereof)) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                  (b) No information about the Company contained in the Company's representations and warranties under this Agreement (including the Disclosure Schedule) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein not misleading in light of the circumstances under which they were made.

                  (c) To the Company's Knowledge, there are no facts that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and that have not been disclosed in the SEC Documents or this Agreement (including the Disclosure Schedule).

         3.10 Financial Statements.

                  (a) The Company has delivered to the Purchaser copies of:

                           (i) audited consolidated balance sheets of the
                  Company and its Subsidiaries as of September 30, 1999 and 2000, and audited consolidated statements of operations, shareholders' equity and changes in financial position or cash flows for each of the two years then ended; and

                           (ii) unaudited financial statements of the Company
                  and its Subsidiaries consisting of a consolidated balance sheet as of March 31, 2001, and a statement of operations and cash flows for the three months ended March 31, 2001 (the financial statements referred to in clauses (i) and (ii) being collectively referred to as the "Financial Statements").

                  (b) The Financial Statements (including, in each case, the related schedules and notes) fairly present the consolidated financial position of the Company and its Subsidiaries, as of the respective dates of such balance sheets and the consolidated results of operations of the Company and its Subsidiaries, for the respective periods covered by such statements of operations, shareholders' equity and changes in financial position or cash flows, as the case may be, and have been prepared in accordance with GAAP, except as to the unaudited financial statements, for the omission of notes thereto and normal year-end adjustments.

                  (c) The Company has no assets or liabilities that would have been required to be reflected in consolidated financial statements of the Company prepared in accordance with GAAP, including the notes thereto and that are not reflected in the Financial Statements.

         3.11. Existing Indebtedness; Existing Liens; Investments. Schedule 3.11 sets forth a true, correct and complete list, and describes, as of the date or dates indicated therein, as applicable:

                  (i) all Indebtedness of the Company on a consolidated and consolidating basis outstanding as of May 31, 2001, showing, as to each category of Indebtedness, the total amount outstanding (by principal, interest and other amounts, if applicable);

                  (ii) all Liens (other than Permitted Liens) in respect of any property or assets (other than Liens on individual assets having a book value less than $100,000 of the Catalina Entities existing immediately prior to the Closing Date, showing, as to each Lien, the name of the grantor and secured party, the Indebtedness secured thereby, the name of the debtor (if different from the grantor) and the assets or other property covered by such Lien; and

                  (iii) all Investments of the Catalina Entities as of May 31, 2001, except for (A) Investments by any Catalina Entity in another Catalina Entity and (B) individual Investments with a book value of $100,000 or less.

         3.12 Absence of Certain Changes. Except as set forth in the Company's SEC Documents as of the date hereof, and except pursuant to the Senior Credit Documents, the Senior Subordinated Documents and the Investment Documents, since September 30, 2000, there has not been, and there is no agreement, commitment or obligation to do, any of the following:

                  (a) Any transaction or series of related transactions involving any Catalina Entity not in the ordinary course of business, involving $150,000 individually or $500,000 in the aggregate, including, without limitation, any sale of any assets or properties (other than inventory in the ordinary course of business);

                  (b) Any declaration, setting aside or payment of any dividend or other distribution or payment (whether in cash, stock or property) with respect to Company Capital Stock, or any redemption, purchase or other acquisition of securities of the Company;

                  (c) Any damage, destruction or loss, whether or not covered by insurance, to any material assets or properties of any Catalina Entity, except such damage, destruction or loss that is less than $100,000 in the aggregate;

                  (d) Any Material Adverse Effect;

                  (e) Any loan or advance made by any Catalina Entity to any Person, except normal travel advances or other reasonable business expense advances made in the ordinary course of business to its own employees and extensions of credit made in the ordinary course of business;

                  (f) Any Indebtedness for borrowed money incurred by any Catalina Entity or any commitment to incur Indebtedness for borrowed money entered into by any Catalina Entity (other than as contemplated by this Agreement) or in the ordinary course of business;

                  (g) Any capital expenditures or commitments to make capital expenditures in excess of $150,000, other than in the ordinary course of business;

                  (h) Any payment, satisfaction, discharge or cancellation of any debts or claims of any Catalina Entity other than in the ordinary course of business consistent with past practices;

                  (i) Any amendment, modification or termination of any Contract or agreement to which any Catalina Entity is a party or by which any Catalina Entity or any of their assets or properties may be bound or subject involving $150,000 individually or $500,000 in the aggregate, or (except as contemplated by Section 7.2(j) of the Stock Purchase Agreement) of any employment or consulting agreement with any officer or director of any Catalina Entity, and in each case not in the ordinary course of business;

                  (j) Any mortgage, pledge or Lien (other than Permitted Liens) encumbering any of the assets or properties of any Catalina Entity, or any assumption of, or taking any material assets or properties subject to, any liability not in the ordinary course of business, involving $150,000 individually or $500,000 in the aggregate;

                  (k) Any increase in, or commitment to increase, the salaries, wages, bonuses or other compensation payable or to become payable to any officer or other employee of any Catalina Entity, other than increases in salaries and wages in the ordinary course of business consistent with past practices, or as provided in existing employment agreements with employees other than executive (or, as disclosed to the Purchaser in writing, other) officers; the Company has provided the Purchaser a schedule of all bonuses payable or to become payable to officers or employees since September 30, 2000;

                  (l) Any adoption by any Catalina Entity of any new Benefit Plan or amendment to any Benefit Plan to provide any new or additional plans, programs, contracts, benefits or arrangements involving direct or indirect compensation to any officer, director, employee, former employee, or their dependents or beneficiaries, of any Catalina Entity;

                  (m) Any revaluation by any Catalina Entity of any of its assets, including without limitation, any write-offs, increases in any reserves except in the ordinary course of business consistent with past practice or any write-up or write-down of the value of inventory, property, plant, equipment or any other asset, except in the ordinary course of business consistent with past practice; or

                  (n) Any revaluation or repricing of any Equity Rights of any Catalina Entity.

         3.13 Contracts.

                  (a) Schedule 3.13 sets forth an accurate, correct and complete list of all agreements, contracts, commitments, arrangements and understandings, written or oral, including all amendments and supplements thereto, of any Catalina Entity (the "Contracts"), to which any Catalina Entity is a party or is bound, or by which any of its assets are bound, and which involve any:

                           (i) agreement, commitment, arrangement or
                  understanding with any present or former employee or consultant or for the employment of any Person, including any consultant, who is not an employee-at-will and as to whom the aggregate amount payable under the agreement or arrangement equals or exceeds $100,000;

                           (ii) agreement, commitment, arrangement or
                  understanding for the future purchase of, or payment for, supplies or products, or for the performance of services or delivery of goods by or to any Catalina Entity of an amount or having a value that is or is reasonably likely to be in excess of $100,000, other than contracts, agreements or commitments
                  (i) that terminate within 90 days or are cancelable by the Catalina Entity upon notice of not more than 90 days for a penalty of less than $100,000 in the aggregate, or (ii) that relate to the purchase of finished goods or raw materials or the sale of products that, in each case, have a value of $5,000,000 or less;

                           (iii) agreement, commitment, arrangement or
                  understanding containing a provision to indemnify any Person or entity or assume any Tax, environmental or other liability of any Person other than a Catalina Entity and individually involving an amount in excess of $100,000;

                           (iv) material agreement, commitment, arrangement or
                  understanding with federal, state, local, regulatory or other governmental entities;

                           (v) agreement, commitment, arrangement or
                  understanding limiting or restraining any Catalina Entity or any successor thereto, or to the Knowledge of the Company, any employee of any Catalina Entity or any successor thereto, from engaging or competing in any manner or in any business, other than agreements of such employees in favor of any Catalina Entity; or

                           (vi) material license, franchise, distributorship or
                  other agreement, commitment, arrangement or understanding which relates in whole or in part to any software, (it being understood that licenses for off-the-shelf software shall not be deemed to be material) patent, trademark, trade name, service mark or copyright or to any ideas, technical assistance or other know-how of or used by any Catalina Entity.

                  (b) Each of the Contracts listed on Schedule 3.13, or not required to be listed thereon because of the amount or materiality thereof, is valid and enforceable in accordance with its terms and is in full force and effect, except as such enforceability may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally, and except as the availability of equitable remedies may be limited by the application of general principles of equity (regardless of whether such equitable principle is applied in a proceeding at law or in equity), provided that the foregoing representation is to the Company's Knowledge with respect to the other parties to such Contracts. No Catalina Entity is, and to the Knowledge of the Company, no other party thereto is, in default in the performance, observance or fulfillment of any material obligation, covenant or condition contained therein; and no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder.


         3.14. Accounts Receivable. All accounts receivable of the Catalina Entities represent valid obligations arising from bona fide business transactions in the ordinary course of business consistent with past practice. There is no contest, claim, counterclaim, defense or right of set-off, other than rebates and returns in the ordinary course of business, under any contract with any obligor of any account receivable relating to the amount or validity of such account receivable. All accounts receivable are generally due within 60 days after being accrued on the books of the Catalina Entities and have generally been collected, or will be collected, in the full aggregate recorded amounts thereof, subject to the Company's reserves for (i) doubtful accounts,
(ii) sales allowances and (iii) sales returns, in each case of such clause (i),
(ii) and (iii) in the ordinary course of business.


         3.15 Employees. (i) There have not been in the past five years, there are not pending, and, to the Knowledge of the Company there are not threatened, any labor disputes, work stoppages, requests for representation, pickets or work slow-downs due to labor disagreements; (ii) there is no unfair labor practice, charge or complaint pending, unresolved or, to the Knowledge of the Company, threatened before any Governmental Authority; (iii) there is no employment handbook, personnel policy manual, or similar document that creates prospective employment rights or obligations; (iv) no employees of any Catalina Entity are covered by any collective bargaining agreement; (v) each Catalina Entity has paid or accrued in accordance with GAAP all wages and compensation due to employees, including all vacations or vacation pay, holidays or holiday pay, sick days or sick pay, and bonuses, except for failures to pay or accrue not to exceed $25,000 as to each employee or $100,000 for all employees in the aggregate; (vi) the consummation of the transactions contemplated by this Agreement will not create liability under any laws of any Governmental Authority respecting reductions in force or the impact on employees on plant closing or sales of businesses, except with regard to the Management Agreements; and (vii) all Persons classified by any Catalina Entity as independent contractors satisfy and have satisfied the requirements of law to be so classified, and the Company has fully and accurately reported their compensation on IRS Form 1099 when required to do so. To the Company's Knowledge after due inquiry, all employees of any Catalina Entity who work in the United States are legally able to work in the United States.

         3.16 Employee Benefit Plans. Schedule 3.16 sets forth a complete and accurate list of each Benefit Plan covering any present or former officers, employees or directors of any Catalina

Entity. "Benefit Plan" means each "employee pension benefit plan" (as defined in Section 3(3) of ERISA, hereinafter a "Pension Plan"), "employee welfare benefit plan" (as defined in Section 3(1) of ERISA, hereinafter a "Welfare Plan") and each other plan, program, policy, practice or arrangement (written or oral, formal or informal, whether done on an individual ad hoc basis or as part of a consistent pattern or practice of providing benefits to similarly situated individuals) relating to deferred compensation, bonus, performance compensation, stock purchase, stock option, stock appreciation, severance, vacation, sick leave, holiday pay, fringe benefits, personnel policy, reimbursement program, incentive, insurance, welfare or similar plan, program, policy, practice or arrangement, in each case maintained or contributed to, or required to be maintained or contributed to, by any Catalina Entity or its affiliates or any other Person or entity that, together with any Catalina Entity, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each such entity, together with any Catalina Entity, a "Commonly Controlled Entity") for the benefit of any present or former officer, employee or director. No Catalina Entity has the intent or commitment to create any additional Benefit Plan or amend any Benefit Plan so as to increase benefits thereunder. No Catalina Entity has created any Benefit Plan or declared or paid any bonus compensation in contemplation of the transactions contemplated by this Agreement. A current, accurate and complete copy of each Benefit Plan has been made available to the
Purchaser:

                  (a) each Benefit Plan is in substantial compliance with all reporting, disclosure and other requirements of ERISA, the Code and any other Applicable Law;

                  (b) each Pension Plan that is subject to the tax qualification requirements of Code Section 401(a) and other applicable provisions of the Code is qualified both as to form and operation under such Code provisions and has been determined by the Internal Revenue Service to be so qualified as to form (as evidenced by the issuance of a favorable determination letter) and no condition exists that would adversely affect such determination;

                  (c) none of any Benefit Plan, any Catalina Entity, any Commonly Controlled Entity, any trustee or agent has been or is presently engaged in any prohibited transactions as defined by Section 406 of ERISA or
Section 4975 of the Code for which an exemption is not applicable which could subject the Company to the tax or penalty imposed by Section 4975 of the Code or
Section 502 of ERISA;

                  (d) no Catalina Entity has ever sponsored or contributed to any plan subject to Title IV of ERISA or any "multiemployer plan" within the meaning of Section 3(37) of ERISA;

                  (e) with respect to each Benefit Plan, there are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to the Knowledge of the Company, threatened against any Benefit Plan or any Catalina Entity with respect to benefits;

                  (f) with respect to each Benefit Plan to which any Catalina Entity or any Commonly Controlled Entity is a party which constitutes a group medical plan subject to Title I, Part 6 of ERISA and Section 4980B of the Code, each such Benefit Plan substantially complies, and in each case has substantially complied, with all applicable requirements of Title I, Part 6 of ERISA and Section 4980B of the Code;

                  (g) no Benefit Plan is currently under audit or investigation by the Department of Labor, the Internal Revenue Service or the Pension Benefit Guaranty Corporation; no Benefit Plan which is a qualified plan has had a qualification defect corrected, or has an application pending, under any correction program described in IRS Revenue Procedure 2001-17 (or any successor thereto); and no Benefit Plan has had a failure to file or report corrected under the Department of Labor's Delinquent Filer Voluntary Compliance Program (or any successor thereto);

                  (h) using the definition of "employee" employed by the Internal Revenue Service to determine the applicability of employment taxes under the Federal Insurance Contributions Act and the Federal Unemployment Tax Act, no Benefit Plan covers any individual who is not an "employee" (including, without limitation, any individual that is an independent contractor), and, conversely, each Benefit Plan covers all "employees" that meet the eligibility criteria set forth in such Benefit Plan(s);

                  (i) each of the Benefit Plans is, and its administration is and has been during the six-year period preceding the date of this Agreement, in compliance with, and no Catalina Entity has received any claim or notice that any such Benefit Plan is not in compliance with, all Applicable Laws and orders and prohibited transaction exemptions, including without limitation, to the extent applicable, the requirements of ERISA and the Code;

                  (j) none of any Catalina Entity or any Commonly Controlled Entity is in default in performing any of its contractual obligations under any of the Benefit Plans or any related trust agreement or insurance contract;

                  (k) there are no outstanding liabilities of any Benefit Plan other than liabilities for benefits to be paid to participants in Benefit Plan and their beneficiaries in accordance with the terms of Benefit Plan;

                  (l) each Benefit Plan may be amended or modified by any Catalina Entity or any Commonly Controlled Entity at any time without liability;

                  (m) no Benefit Plan other than a Pension Plan, provides benefits to any individual after termination of employment (other than continuation of group medical coverage as required under Title I, Part 6 of ERISA and Section 4980B of the Code for which qualified beneficiaries are required at all times to pay the maximum premium amount permitted thereunder);

                  (n) except with respect to the Management Agreements, as the same may be amended or supplemented, the consummation of the transactions contemplated by this Agreement will not (in and of itself): (A) entitle any employee of any Catalina Entity to severance pay, unemployment compensation or any other payment; (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee; (C) result in any liability under Title IV of ERISA; (D) result in any prohibited transaction described in
Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available; or (E) result (either alone or in conjunction with any other event) in the payment or series of payments by any Catalina Entity or any of its affiliates to any Person of an "excess parachute payment" within the meaning of Section 280G of the Code;

                  (o) with respect to each Benefit Plan that is funded wholly or partially through an insurance policy, all premiums required to have been paid to date under the insurance policy have been paid, all premiums required to be paid under the insurance policy through the Closing Date will have been paid on or before the Closing Date and, as of the Closing Date, there will be no liability of any Catalina Entity or any Commonly Controlled Entity under any insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Closing Date;

                           (i) each Benefit Plan that constitutes a "welfare
                  benefit plan," within the meaning of Section 3(1) of ERISA, and for which contributions are claimed by any Catalina Entity or any Commonly Controlled Entity as deductions under any provision of the Code, is in material compliance with all applicable requirements pertaining to such deduction;

                           (ii) with respect to any welfare benefit fund (within
                  the meaning of Section 419 of the Code) related to a welfare benefit plan, there is no disqualified benefit (within the meaning of Section 4976(b) of the Code) that would result in the imposition of a tax under Section 4976(a) of the Code; and

                           (iii) all welfare benefit funds intended to be exempt
                  from tax under Section 501(a) of the Code have been determined by the Internal Revenue Service to be so exempt and no event or condition exists which would adversely affect any such determination; and

                  (p) all benefit plans outside of the United States, if any (the "Foreign Plans"), are in compliance with all applicable laws and regulations and have been operated in accordance with the plans' respective terms. There are no material unfunded liabilities under or in respect of the Foreign Plans, and all contributions or other payments required to be made to or in respect of the Foreign Plans prior to the Closing Date have been made or will be made prior to the Closing Date.

         3.17 Tax Matters.

                  (a) All material Tax Returns required to have been filed by or with respect to each of the Catalina Entities or any affiliated, combined, consolidated, unitary or similar group of which any Catalina Entity is or was a member have been duly and timely filed, and each such Tax Return correctly and completely reflects the liability for Taxes and all other information required to be reported thereon. All material Taxes owed by any Catalina Entity or any affiliated, combined, consolidated, unitary or similar group of which any Catalina Entity is or was a member (whether or not shown on any Tax Return) have been paid.

                  (b) The Company has adequately provided for, in their books of account and related records, liability for all unpaid Taxes of all Catalina Entities, being current Taxes not yet due and payable.

                  (c) None of the Catalina Entities is currently the beneficiary of any extension of time within which to file any Tax Return, nor have any of the Catalina Entities made (or had made on their behalf) any requests for such extensions as to Tax returns that have not yet been filed.

                  (d) No claim for Taxes (or request for Tax Returns) has ever been made in a jurisdiction in which any Catalina Entity does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

                  (e) Each of the Catalina Entities has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owning to any employee, independent contractor, creditor, stockholder, customer, supplier or other third party.

                  (f) There is no dispute or claim concerning liability for Taxes in an amount in excess of $50,000 with respect to any Catalina Entity for which notice has been provided to that party, or which is asserted or, to the Company's Knowledge, threatened, or which is otherwise known to any of the Catalina Entities. No issues have been raised in any Tax examination with respect to any Catalina Entity which, by application of similar principles, could be expected to result in liability for Taxes for any other period not so examined. None of the Catalina Entities has been the subject of an audit for Taxes nor to the Company's Knowledge, are there any threatened or proposed audits for Taxes, in each instance for an amount in excess of $100,000.

                  (g) No Catalina Entity has waived (or is subject to a waiver of) any statute of limitations in respect of the payment of Taxes or has agreed to (or to the Company's Knowledge, is subject to) any extension of time with respect to any Tax assessment or deficiency. No Catalina Entity has received or is subject to any ruling related to Taxes or has entered into (or is subject to) any agreement with a Tax authority.

                  (h) There are no liens with respect to Taxes upon the stock of or any assets of any Catalina Entity.

                  (i) No Catalina Entity is a party to any Tax sharing or allocation agreement.

                  (j) No Catalina Entity is, or, to the Company's Knowledge, at any time has been, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code. No Catalina Entity is, or, to the Company's Knowledge, at any time has held, a United States real property interest within the meaning of Section 897(c)(1) of the Code.

                  (k) None of the assets or properties of any Catalina Entity constitutes tax-exempt bond financed property or tax-exempt use property, within the meaning of Section 168 of the Code. No Catalina Entity is a party to any "safe harbor lease" that is subject to the provisions of Section 168(f)(8) of the Code as in effect prior to the Tax Reform Act of 1986, or to any "long-term contract" within the meaning of Section 460 of the Code.

                  (l) No Catalina Entity has filed a Consent under Section 341(f) of the Code (or comparable provision of any other Tax law) concerning collapsible corporations.

                  (m) No Catalina Entity is a party to any joint venture, partnership or other arrangement that is treated as a partnership for federal income tax purposes.

                  (n) No Catalina Entity is required by reason of an accounting method change, or could be required by reason of a proposed or threatened accounting method change, to make any adjustment under Section 481 of the Code.

                  (o) Other than the liability of each Catalina Entity pursuant to Treasury Regulation Section 1.1502-6 or similar provision of Tax law with respect to any affiliated, combined, consolidated, unitary or similar group of which such Catalina Entity currently is a member, no Catalina Entity has any liability for Taxes of any Person other than itself (i) under Treasury Regulation Section 1.1502-6 or any similar provision of Tax law, (ii) as a transferee or successor, (iii) by contract or (iv) otherwise.

                  (p) No Catalina Entity has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

                  (q) No foreign Catalina Entity has, or, to the Company's Knowledge, at any time has had, an investment in "United States property" within the meaning of Section 956(c) of the Code.

                  (r) No Catalina Entity is, or at any time has been, a passive foreign investment company within the meaning of Section 1297 of the Code, and No Catalina Entity is a shareholder, directly or indirectly, in a passive foreign investment company.

                  (s) No foreign Catalina Entity is, or at any time has been, engaged in the conduct of a trade or business within the United States or treated as or considered to be so engaged.

                  (t) No Catalina Entity is, or at any time has been, subject to
(i) the dual consolidated loss provisions of Section 1503(d) of the Code, (ii) the overall foreign loss provisions of Section 904(f) of the Code or (iii) the recharacterization provisions of Section 952(c)(2) of the Code. No Catalina Entity has any "non-recaptured net section 1231 losses" within the meaning of
Section 1231(c)(2) of the Code.



         3.18 Litigation. Except as set forth in the SEC Documents or otherwise disclosed to the Purchaser, there are no pending or, to the Knowledge of the Company, threatened claims, actions, suits, labor disputes, grievances, administrative or arbitration or other proceedings or, to the Knowledge of the Company, investigations against the Catalina Entities or their respective assets or properties before or by any Governmental Authority or before any arbitrator. None of the transactions contemplated by any of the Investment Documents is restrained or enjoined (either temporarily, preliminarily or permanently), and no material adverse conditions have been imposed thereon by any Governmental Authority or arbitrator. None of the Catalina Entities or any of their respective assets or properties is subject to any order, writ, judgment, award, injunction or decree of any Governmental Authority or arbitrator.

         3.19 Transactions with Affiliates.

                  (a) There is no Indebtedness owing by any Catalina Entity to any of its Affiliates, other than inter-company transactions between or among Catalina Entities.

                  (b) Immediately following the Closing:

                           (i) no Catalina Entity will be indebted, directly or
                  indirectly, to any officers or directors of any Catalina Entity, or to any of the Affiliates of the officers or directors of any Catalina Entity, except for, in the case of officers, compensation payable in the ordinary course of business and reasonable travel reimbursements accrued in the ordinary course of business consistent with past practices;

                           (ii) no officer or director of any Catalina Entity,
                  and no Affiliate of any such officer or director, will (A) be indebted to any Catalina Entity in any material amount or (B) (other than the directors of the Company designated by the Purchaser as contemplated by Section 7.2(n) of the Stock Purchase Agreement) be an Affiliate of any Person which competes, directly or indirectly, with any Catalina Entity; and

                           (iii) to the Company's Knowledge there are no voting
                  or similar agreements between or among the shareholders of the Company.

                  (c) To the Company's Knowledge, no officer, director or employee of any Catalina Entity, and no Affiliate of any such officer, director or employee, has any direct or indirect interest in any contract (including, without limitation, any Contract), commitment, license, agreement, obligation or arrangement to which any Catalina Entity is a party, or has engaged in any transaction or relationship with any Catalina Entity (other than with respect to compensation payable to its officers and employees and reasonable travel reimbursements accrued in the ordinary course of business) involving an amount in excess of $50,000, other than inter-company transactions between or among Catalina Entities.

                  (d) No Catalina Entity is a party to any agreement relating to the voting or disposition of the Capital Stock of such parties.

                  (e) No Catalina Entity has loaned or advanced funds in excess of $50,000 individually or $100,000 in the aggregate to any individual officer, director or employee of any Catalina Entity, or to any Affiliate of any such officer, director or, to the Company's Knowledge, any Affiliate of any such employee.


         3.20 Investment Company Act. No Catalina Entity is an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

         3.21 Governmental Regulation. No Catalina Entity is (a) a "holding company" or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company," within the meaning of the Public Utility Holding

Company Act of 1935, as amended, or (b) subject to regulations under the Federal Power Act, the Interstate Commerce Act, any state public utilities code or any other federal or state statute or regulation limiting its ability to incur Indebtedness.

         3.22. Compliance with Laws. Each Catalina Entity owns, holds, possesses or lawfully uses in the operations of its business all franchises, licenses, permits, titles (including, without limitation, motor vehicle title and current registration), easements, rights, applications, filings, registrations and other authorizations ("Authorizations") which are in any manner necessary for it to conduct its business as now or previously conducted or for the ownership and use of the assets owned or used by such Catalina Entity in the conduct of such Catalina Entity's business, free and clear of all Liens (other than Permitted Liens), charges, restrictions and encumbrances, except where the failure so to own, hold, possess or lawfully use such Authorization would not have a Material Adverse Effect, individually or in the aggregate with all such failures. Each Catalina Entity is not in conflict with, or in default or violation of any Applicable Law or Authorization, except where such conflict, violation or default would not have a Material Adverse Effect, individually or in the aggregate with all such conflicts, violations and defaults.

         3.23. Personal Property. Each Catalina Entity has good, valid and marketable title to all of its material personal property, free and clear of all Liens, (other than Permitted Liens) and Liens which could not reasonably be expected to have a Material Adverse Effect.

                  (a) All leases, licenses, permits and authorizations in any manner related to the personal property or business of the Catalina Entities and all other instruments, documents and agreements pursuant to which the Catalina Entities have obtained the right to use any personal property are in good standing, valid and effective in accordance with their respective terms, and there is no existing default or event which with notice or lapse of time, or both, would constitute a default under any of such leases, licenses, permits, authorizations, instruments, documents or agreements, other than defaults or events that could not reasonably be expected to have a Material Adverse Effect.

                  (b) All facilities, vehicles, machinery, equipment and other material items of tangible personal property owned or used by the Catalina Entities are in good operating condition and repair, subject to normal wear and maintenance, are useable in the regular and ordinary course of business of the Catalina Entities and conform to all applicable laws, ordinances, codes, rules and regulation relating to their construction, use, operation and maintenance, other than nonconformance that could not reasonably be expected to have a Material Adverse Effect.

         3.24 Real Property.

                  (a) Schedule 3.24(a) sets forth a true and complete list of all material offices, manufacturing plants and warehouse facilities of the Catalina Entities, and whether such office, plant or facility is leased or owned. Each Catalina Entity has good and marketable title in fee simple to all real properties owned by it and valid and enforceable leasehold interests in all real estate leased by it, except as encumbered by Permitted Liens.

                  (b) None of the real properties owned by or the leasehold estates of any Catalina Entity are subject to (i) any Liens other than Permitted Liens or (ii) any easements, rights of way, licenses, grants, building or use restrictions, exceptions, reservations, limitations or other impediments that, in either case (i) or (ii), adversely affect the value thereof for their present use, or that interfere with or impair the present and continued use thereof, in the usual and normal conduct of the business of any such Person.

                  (c) All improvements on such real properties and the operations therein conducted conform to all applicable health, fire, environmental, safety, zoning and building laws, ordinances and administrative regulations (whether through grandfathering provisions, permitted use exceptions, variances or otherwise), except for possible nonconforming uses or violations that do not and will not interfere with the present use, operation or maintenance thereof as now used, operated or maintained or access thereto, and that do not and will not have a Material Adverse Effect. No Catalina Entity has received notice of any violation of or noncompliance with any such laws, ordinances or administrative regulations from any applicable governmental or regulatory authority.

                  (d) No Catalina Entity is in breach of or default (and no event has occurred which, with due notice or lapse of time or both, may constitute a breach or default) under any of the leases referenced in subsection
(a) herein (the "Leases") and (ii) no party to any Lease has given any Catalina Entity written notice of or made a claim with respect to any breach or default.

                  (e) None of the Leases require a Consent to be obtained for the execution, delivery and performance of any of the Investment Documents or the consummation of any of the transactions contemplated hereby or thereby.

         3.25 Environmental Matters.

                  (a) Each Catalina Entity and its operations has obtained and maintained in effect all licenses, permits and other Authorizations required under all Environmental Laws and is in material compliance with all Environmental Laws and with all such licenses, permits and Authorizations.

                  (b) no Catalina Entity has (A) performed or suffered any act which could give rise to, or has otherwise incurred or expressly assumed by contract or operation of law, liability to any Person (governmental or not) under any Environmental Law, or (B) received notice of any such liability or any claim therefor or submitted notice to any Governmental Authority with respect to any of their respective assets;

                  (c) no hazardous substance, hazardous waste, contaminant, pollutant or toxic substance (as such terms are defined in any applicable Environmental Law) and no asbestos containing material has been released, placed or dumped by any Catalina Entity or to the Company's Knowledge otherwise come to be located on, at, beneath or near any of the assets or properties owned, leased or otherwise operated by any Catalina Entity or into any surface waters or groundwater thereon or thereunder; and

                  (d) no Catalina Entity owns or operates an underground storage tank containing a regulated substance, as such term is defined in Subchapter IX of the Resource Conservation and Recovery Act, 42 U.S.C. Section 6991 et seq. except as in accordance with Applicable Law.

         3.26 Intellectual Property.

                  (a) The Catalina Entities own, license or have the legally enforceable right to use, free and clear of all Liens (other than Permitted Liens), (i) all letters patent, patent applications, inventions on which patent applications have not been filed, trademarks, service marks, trade names (whether registered or unregistered) and the registrations or applications for registration therefor, logos, symbols, brands, copyrights (whether registered or unregistered) and registrations therefor, both United States and foreign, and all renewals, renewal rights, reissues, modifications or extensions thereof, and know-how, trade secrets, formulae, research and development data, new product research data and manufacturing processes that are material to their respective businesses as currently conducted (collectively, the "Intellectual Property"), and (ii) all computer software that is necessary to the operation of their respective businesses and that could not be replaced without significant cost to the Catalina Entities.

                  (b) To the Company's Knowledge, no claim has been asserted by any Person challenging or questioning the validity or the right of any Catalina Entity to use the Intellectual Property, nor is there any valid basis for any such claim. To the Company's Knowledge, the use of any item of Intellectual Property by any Catalina Entity does not infringe and will not infringe on any right, title or interest held by any other entity or Person in any intellectual property. To the Company's Knowledge, the use of any intellectual property by any other Person or entity does not infringe on the Intellectual Property or on the rights of any Catalina Entity in any of the Intellectual Property.

                  (c) No Catalina Entity is a party to any license agreement or any other agreement to use, sell, assign or encumber any of the Intellectual Property that is material to its business as currently conducted. Such agreements set forth on Schedule 3.26 are in full force and effect, and each Catalina Entity has, and to the Knowledge of the Company, each other party to such agreements has, complied with the requirements of such agreements. No notice of termination has been given pursuant to any of such agreements.

         3.27 Insurance. Schedule 3.27 sets forth a true and complete list of all liability and other insurance coverage (including, without limitation, product liability and product recall insurance) insuring the Catalina Entities against losses arising out of or related to their respective businesses (which list accurately describes the coverage carried and the expiration dates of such policies). The Catalina Entities are covered by insurance in scope and amount customary and reasonable for the business in which it is engaged and will be so covered after consummation of the transactions contemplated hereby. The insurance policies listed on Schedule 3.27 constitute insurance protection against all liability, claims and risks occurring in the ordinary course of business customarily included within comprehensive liability coverage and at amounts and levels customarily maintained for a business of this type. All such policies are in full force and effect.

         3.28. Inventory. All inventory of the Catalina Entities was manufactured, purchased, acquired or ordered in the ordinary course of business and consistent with past practice consists of items of a quality or quantity useable or saleable generally in the ordinary course of business consistent with past practice, and is valued in accordance with GAAP.

         3.29 Customers and Suppliers. Schedule 3.29 sets forth a complete and accurate list of all Significant Customers and Significant Suppliers. For purposes of this Agreement, "Significant Customers" are the 10 customers that have effected the most purchases of products or services, in dollar terms, from the Catalina Entities during the most recent four fiscal quarters, and "Significant Suppliers" are the 10 suppliers who supplied the largest amount, by dollar volume, of products or services to the Catalina Entities during the most recent four fiscal quarters. None of the Significant Customers or Significant Suppliers has terminated or threatened to terminate its relationship with the Catalina Entities with which it deals. Schedule 3.29 sets forth the monthly billings to and revenue from each Significant Customer for each of the 12 months in the 12-month period ending May 31, 2001. To the Company's Knowledge, no Catalina Entity has received any material customer complaints concerning its products or services, nor has it had any of its products returned by a purchaser thereof or any requests for warranty services, except for normal warranty returns and service that are consistent with past history and would not, individually or in the aggregate, result in a reversal of material revenue.


         3.30 Depository and Other Accounts. Schedule 3.30 sets forth a true and complete list of all banks and other financial institutions and depositories at which any Catalina Entity maintains (or has caused to be maintained) deposit accounts, spread accounts, yield supplement reserve accounts, operating accounts, trust accounts, trust receivable accounts or other accounts of any kind or nature into which funds of any Catalina Entity is deposited from time to time. Such Schedule 3.30 correctly identifies the name and address of each depository, the name in which each account is held, the purpose of the account, the account number, the contact Person at such depository and his or her telephone number.

         3.31. Books and Records. The books, records and accounts of the Company accurately and fairly reflect, in reasonable detail, the transactions and the assets and liabilities of the Company on a consolidated basis.

         4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

         The Purchaser hereby represents and warrants to the Company as follows:

                  4.1 Authorization; Enforceability; No Violations.

                  (a) The Purchaser is duly organized and validly existing, in good standing as a limited liability company under the laws of its jurisdiction of organization and has the requisite power and authority to own its properties and assets and to carry on its business as it is now being conducted. The Purchaser is duly qualified to do business as a foreign limited liability company in each jurisdiction in which the character of the properties owned or leased by it or the nature of its business makes such qualification necessary, except where the failure to so qualify could not reasonably be expected to have a material adverse effect on the Purchaser. The

Purchaser has the power to execute, deliver and perform the terms and provisions of the Investment Documents to which it is a party and has taken all necessary limited liability company action to authorize the execution, delivery and performance by it of such Investment Documents and to consummate the transactions contemplated hereby and thereby.

                  (b) The execution, delivery and performance by the Purchaser of the terms and provisions of the Investment Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not violate, any provision of the governing documents of the Purchaser, or of any other agreement or instrument to which the Purchaser is a party or by which it is bound, or to which any of its properties or assets is subject, or of any Applicable Law. The Purchaser has duly executed and delivered this Agreement and, at the Closing, will have duly executed and delivered the other Investment Documents to which it is a party. This Agreement constitutes, and the other Investment Documents when executed and delivered by the Purchaser will constitute the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

         4.2 Consents. No Consent, authorization or order of, or filing or registration with, any Governmental Authority or other Person is required to be obtained or made by the Purchaser for the execution, delivery and performance by the Purchaser of this Agreement or the other Investment Documents to which it is a party or the consummation of any of the transactions contemplated hereby or thereby other than those that will have been made or obtained on or prior to the Closing Date.

                  4.3 Private Placement.

                  (a) The Purchaser understands that (i) the offering and sale of the Securities by the Company to the Purchaser are intended to be exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and (ii) there is no existing public or other market for the Securities.

                  (b) The Securities to be acquired by the Purchaser pursuant to this Agreement are being acquired for its own account and without a view to making a distribution thereof in violation of the Securities Act.

                  (c) The Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Securities and the Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Securities.

                  (d) The Purchaser is an "accredited investor" as such term is defined in Regulation D under the Securities Act.

         4.4 Legends. The Purchaser understands that each instrument evidencing the Securities may bear any legend required by applicable state securities laws, and the following legend, at the discretion of the Company:

                  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.


         4.5 Financing. The Purchaser has or will have available to it at Closing all funds necessary in order for the Purchaser to consummate the purchase of all of the Shares and to effect payment of the Purchase Price therefor.

5. COVENANTS OF THE COMPANY.

         From the date of execution of this Agreement, until the earlier of (i) the Closing Date or (ii) the termination of this Agreement as provided in
Section 8.1, except as otherwise expressly contemplated under this Agreement or in the other Investment Documents, the Company hereby covenants as follows:

         5.1 Business in the Ordinary Course. The Company shall, and the Company shall cause each Subsidiary to, conduct its business in the ordinary course and consistent with past practice.

         5.2 Existing Condition. The Company shall not, and the Company shall not suffer any Subsidiary to, cause or permit to occur any of the events or occurrences described in Section 3.12 hereof.

         5.3 Maintenance of Properties and Assets. The Company shall, and the Company shall cause each Subsidiary to, maintain and service its properties and assets in the ordinary course of business and consistent with past practice, in order to preserve their value and usefulness in the conduct of its respective business.

         5.4 Employees and Business Relations. The Company shall, and the Company shall cause each Subsidiary to, use commercially reasonable efforts to keep available the services of its current employees and agents and to maintain its relations and goodwill with its suppliers, customers, distributors and any others with whom or with which it has business relations.

         5.5 Maintenance of Insurance. The Company shall, and the Company shall cause each Subsidiary to, notify the Purchaser of any material changes in the terms of the insurance policies and binders referred to on Schedule 3.27 hereto.

         5.6. Compliance with Laws. The Company shall, and the Company shall cause each Subsidiary to, comply with all Applicable Laws, ordinances, rules, regulations and orders applicable to any Catalina Entity or its business, operations, properties or assets, noncompliance with which could reasonably have a Material Adverse Effect.

         5.7. Conduct of Business. The Company shall, and the Company shall cause each Subsidiary to, use its commercially reasonable efforts to conduct its business in such a manner that on the Closing Date the representations and warranties of the Company contained in this Agreement shall be true, as though such representations and warranties were made on and as of each such date, and the Company shall, and the Company shall cause each Subsidiary to, use its commercially reasonable efforts to cause all of the conditions to the obligations of the Purchaser under this Agreement to be satisfied on or prior to the Closing Date.

         5.8 Access to Books and Records. The Company shall afford, and shall cause each Subsidiary to afford, to each of the Purchaser and the Purchaser's accountants, counsel and other representatives reasonable access during normal business hours throughout the period prior to the Closing Date to all the Company's and the Subsidiaries' properties, books, contracts, commitments and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly to the Purchaser (a) a copy of each report, schedule and other document filed or received by the Company or any of the Subsidiaries pursuant to the requirements of federal or state securities laws, and (b) all other information concerning the Company's and the Subsidiaries' business, properties and personnel as the Purchaser may reasonably request; provided that no investigation or receipt of information pursuant to this Section 5.8 shall affect any representation or warranty of the Company or the conditions to the obligations of the Purchaser.

         5.9 Agreement to Take Necessary and Reasonable Actions. The Company shall execute and deliver the Investment Documents and such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably requested by the Purchaser in order to consummate or implement expeditiously the transactions contemplated hereby.

         5.10 Compliance with Conditions. The Company shall use its commercially reasonable efforts to cause all of the obligations imposed upon it in this Agreement to be duly complied with and to cause all conditions precedent to the obligations of the Company and the Purchaser to be satisfied. Upon the terms and subject to the conditions of this Agreement, the Company shall use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with Applicable Law to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.


         5.11 Consents and Approvals. The Company (a) shall obtain all necessary Consents, waivers, authorizations and approvals of all Governmental Authorities and all material Consents, waivers, authorizations and approvals of all other Persons, firms or corporations required to be obtained by any Catalina Entity in connection with its execution, delivery and performance of this Agreement, any other Investment Document or any of the transactions contemplated hereby or thereby, and (b) shall diligently assist and cooperate with the Purchaser in preparing and filing all documents required to be submitted by the Purchaser to any Governmental Authority in connection with such transactions and in obtaining any governmental Consents, waivers, authorizations or approvals which may be required to be obtained by the Purchaser in connection with such transactions.

6. CONDITIONS TO THE OBLIGATIONS OF THE PURCHASER. The obligations of the Purchaser to consummate the transactions contemplated hereby, including, without limitation, to purchase the Securities as provided herein, is subject to the satisfaction, prior to or at the Closing, of the conditions set forth in this
Section 6; provided, however, that any or all of such conditions may be waived, in whole or in part, by the Purchaser in its sole and absolute discretion:



         6.1. Representations and Warranties; No Default. Each of the representations and warranties made by the Company in this Agreement shall be true and correct when made and shall be true and correct in all material respects (except those representations and warranties that are specifically qualified as to materiality in accordance with their terms, which shall be true and correct in all respects) on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. Any waiver by the Purchaser of this condition to the Purchaser's obligations shall be solely for the purposes of effecting the Closing and, unless otherwise provided in writing, shall not constitute a waiver of the Purchaser's or any other Indemnified Party's right to indemnification for the Company's failure to satisfy this condition; the Company shall have performed all obligations and agreements, and complied with all covenants, contained in this Agreement, to be performed and complied with by it at or prior to the Closing Date; and no Default or Event of Default shall exist or result from the issuance and sale of the Securities or the other transactions contemplated by this Agreement or the Senior Credit Agreement. The Company shall have delivered to the Purchaser an officers' certificate, signed by the President and Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the Closing Date, to such effect and to the effect that each of the conditions set forth in this Section 6 has been satisfied and fulfilled.

         6.2 Stock Purchase Agreement. The Company shall have complied in full with all of its obligations under the Stock Purchase Agreement to the extent set forth therein.

         6.3 Purchase Permitted By Applicable Laws. The consummation of the transactions contemplated by this Agreement shall not be prohibited by or violate any Applicable Laws and shall not subject any party to any Tax, penalty or liability, under or pursuant to any Applicable Laws, and shall not be enjoined (temporarily or permanently) under, or prohibited by or contrary to, any injunction, order, decree or ruling. Without limiting the generality of the foregoing, the consummation of the transactions contemplated hereby shall otherwise comply with all applicable requirements of federal securities and state securities or "blue sky" laws.

         6.4 No Material Adverse Change. Since September 30, 2000, no change, occurrence or development that was not disclosed in the SEC Documents filed prior to the date of this Agreement or in the Disclosure Schedule shall have occurred or become known to the Purchaser that could reasonably be expected to have a Material Adverse Effect.

         6.5 No Injunction, Order or Suit. There shall not have been issued any injunction, order, decree or ruling that prohibits or limits any of the transactions contemplated by this Agreement or the other Investment Documents, and there shall not be any action, suit, proceeding or investigation pending or, to the Knowledge of the Company, threatened that (a) draws into question the validity, legality or enforceability of this Agreement or the other Investment Documents or the consummation of the transactions contemplated hereby or thereby or (b) might result, in the judgment of the Purchaser, (i) in the imposition of a penalty if the Securities were delivered as contemplated hereunder or (ii) in any Material Adverse Change.

         6.6 Liens. Purchaser shall receive as of the date of Closing, Liens as provided in the Security Agreement and Pledge Agreement.

         6.7 Certain Principal Documents. The Company shall have delivered to the Purchaser the following closing documents, each dated as of the Closing
Date:

                  (a) The Note, duly executed by the Company;

                  (b) The Warrant, duly executed by Company;

                  (c) The Registration Rights Agreement, duly executed by the Company;

                  (d) The Shareholders Agreement, duly executed by SunTrust; and

                  (e) The Subsidiary Guaranty, duly executed by the Company and each Subsidiary that is a party thereto.

         6.8. Actions and Documents Relating to the Collateral. Purchaser shall have received the following in form and substance satisfactory to them:

                  (a) from the Company or at its direction, the Collateral Documents and all documents and other instruments required to be delivered by any Catalina Entity, or required to be caused to be delivered by any Catalina Entity, under the Collateral Documents;

                  (b) the Intellectual Property Security Agreement, duly executed by the Catalina Entities, including the exhibits and schedules thereto, and together with the Assignment for Security (Patents), Assignment for Security (Trademarks) and the Special Power of Attorney, in each case duly executed by the Catalina Entities that are parties thereto;

                  (c) UCC-1 Financing Statements, to the extent required to record the obligations provided for under the Collateral Documents, naming each Catalina Entity as debtor, as applicable, duly executed by the applicable Catalina Entity, to be filed in each state or other jurisdiction as may be requested by the Purchaser;

                  (d) evidence that the Liens on the Collateral are subject only to Permitted Liens, such evidence including, without limitation, the results of any searches conducted by the Company of UCC filing records;

                  (e) landlord waivers or Consents, as necessary;

                  (f) a UCC Perfection Certificate, in form and substance satisfactory to the Purchaser, duly executed by the Company; and

                  (g) such other documents relating to the Collateral as the Purchaser may request.

         6.9 Subordination and Intercreditor Relationships. The Company shall have delivered to the Purchaser the Senior Subordination Agreement, the Subordination Agreement and the Intercompany Subordination Agreement, each in form and substance satisfactory to Purchaser.

         6.10 Governmental Approvals. The Company and the Catalina Entities shall have obtained all Governmental Approvals necessary or required to complete the transactions contemplated hereby, and that such Governmental Approvals shall continue in full force and effect.

         6.11 Senior Subordinated Documents. The Company and SunTrust shall have executed and delivered the Senior Subordinated Documents and the Company shall have received $4,300,000 in cash from SunTrust for the purchase of the subordinated notes issued thereunder and the related warrants.

         6.12 SunTrust Warrant Documents. The Company and SunTrust shall have executed and delivered the SunTrust Warrant Documents.

         6.13 Execution of Senior Credit Documents. Each of the Company and the Senior Lenders shall have entered into amendments to the Senior Credit Documents and the Senior Lenders shall have consented to the transactions contemplated hereby.

         6.14 Opinion of Counsel. The Purchaser shall have received the written opinions of, counsel to the Catalina Entities, dated as of the Closing Date and addressed to the Purchaser, substantially in the form of Exhibit I.

         6.15 Delivery of Corporate Documents. The Catalina Entities shall have delivered to the Purchaser the following:

                  (a) a copy of the Company's articles or certificate of incorporation or constitutive documents, as amended through the Closing Date, certified as of a recent practicable date by the Secretary of State or other appropriate official of the state or jurisdiction of its incorporation or organization;

                  (b) a certificate as to the good standing (and a certificate as to the tax good standing, if available) from the Secretary of State or other official from the state of each Catalina Entity's incorporation (and the taxing authority), in each case dated as of a recent practicable date;

                  (c) a certificate as to the good standing (and a certificate as to the tax good standing, if available) from the Secretary of State or other official from each state in which each Catalina Entity is qualified to do business, in each case dated as of the most recent practicable date;

                  (d) a certificate of the Company's Secretary, dated as of the Closing Date and in form and substance satisfactory to the Purchaser, certifying as to (i) its Bylaws; (ii) the resolutions adopted by such Person's Board of Directors authorizing the execution, delivery and performance of this Agreement, the Note, the Warrant, the Guarantees, the Collateral Documents and the other Investment Documents to which it is a party (including, without limitation, the reservation for issuance of Company Common Stock upon exercise of the Warrant); and (iii) the incumbency of such Person's officers executing this Agreement, the Note and the other Investment Documents;

                  (e) evidence that the Company has redeemed the shareholder rights plan; and

                  (f) such other documents as the Purchaser may reasonably request.

         6.16 Compliance Certificate. The Purchaser shall have received a compliance certificate signed by the President and Chief Executive Officer and the Chief Financial Officer of the Company, certifying that each of them has reviewed this Agreement and the other Investment Documents and that, after giving effect to the incurrence of Indebtedness hereunder and the consummation of the other transactions contemplated hereby and thereby, the Company, on a consolidated basis, will be in compliance with the Financial Covenants of the Note.

         6.17 Insurance. The Company shall have delivered to the Purchaser certificates of liability insurance with respect to the insurance policies required to be maintained by the Catalina Entities as of the Closing Date pursuant to Section 7(i) of the Note, together with additional insured and lender's loss payable endorsements in favor of the Purchaser, all in form and substance satisfactory to the Purchaser.

         6.18. Third-Party Consents. The Company shall have obtained and delivered to the Purchaser all Consents required to be obtained from all Governmental Authorities and other Persons in connection with the transactions contemplated by this Agreement pursuant to Section 5.11 hereof, and the Purchaser shall have approved the terms and conditions thereof, and all applicable waiting periods shall have expired.

7. CONDITIONS TO THE OBLIGATIONS OF THE CATALINA ENTITIES. The obligations of the Catalina Entities to consummate the transactions contemplated hereby are subject to the satisfaction, prior to the Closing, of the conditions set forth in this Section 7;

provided, however, that any or all of such conditions may be waived, in whole or in part, by the Company (on behalf of itself and the other Catalina Entities) in its sole and absolute discretion:

         7.1 Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects (except those representations and warranties that are specifically qualified as to materiality in accordance with their terms, which shall be true and correct in all respects) at and as of the Closing Date after giving effect to the transactions contemplated by this Agreement, as if made on and as of such date, and the Purchaser shall have performed or satisfied all of its covenants and agreements under the Investment Documents to be performed or satisfied on or prior to the Closing Date.

         7.2 Purchase Permitted By Applicable Laws. The consummation of the transactions contemplated by this Agreement shall not be prohibited by or violate any Applicable Laws and shall not subject any party to any Tax, penalty or liability, under or pursuant to any Applicable Laws, and shall not be enjoined (temporarily or permanently) under, or prohibited by or contrary to, any injunction, order, decree or ruling. Without limiting the generality of the foregoing, the consummation of the transactions contemplated hereby shall otherwise comply with all applicable requirements of federal and state securities laws.

         7.3 No Injunction or Order. There shall not have been issued any injunction, order, decree or ruling that prohibits or limits any of the transactions contemplated by this Agreement or the other Investment Documents.

         7.4 Payment for Securities. The Purchaser shall have delivered to the Company the Purchase Price required to be paid by Section 2.2.

         7.5 Senior Indebtedness. Any modification to the terms of the Company's Senior Credit Documents, which modification adversely affects the Company, shall have been approved by the Company.

8. TERMINATION.

         8.1 Termination. This Agreement may be terminated:

                  (a) at any time prior to the Closing Date by mutual agreement of the parties;

                  (b) in the event the Purchaser fails to perform its obligations to purchase the Securities as provided herein, by the Company if the Closing shall not have occurred on the Closing Date;

                  (c) by the Purchaser if a default shall be made by the Company in the observance or due and timely performance of any of the covenants, agreements or conditions contained herein, and the curing of such default shall not have been made on or before the Closing Date; or

                  (d) if the Closing shall not have occurred on or prior to July 20, 2001, by either the Company or the Purchaser, at any time after July 20, 2001.



         8.2 Waiver. The Purchaser may (a) extend the time for the performance of any of the obligations or other acts of the Catalina Entities, (b) waive any inaccuracies in the representations or warranties of the Catalina Entities or
(c) waive compliance with any of the conditions, covenants or agreements of the Catalina Entities contained herein. Any such extension or waiver shall be valid only if set forth in an instrument signed by the Purchaser. Any waiver of the breach of any term or condition shall not be construed as a waiver of any other breach or as a subsequent waiver of the same term or condition, or as a waiver of any other term or condition of this Agreement, the Note or the Warrant. The failure by the Purchaser to assert, or any delay by Purchaser in asserting, any of its rights under this Agreement, the Note or the Warrant shall not constitute a waiver of any such rights and no single or partial exercise of any such right shall preclude any other or further exercise thereof or the exercise of any other right.

9. MISCELLANEOUS.

         9.1 Press Releases and Public Announcements. All public announcements or disclosures relating to the transactions contemplated hereby shall be made only if mutually agreed upon by the Company and the Purchaser, except to the extent that such disclosure is, in the opinion of counsel, required by law or by stock exchange regulation, provided that any such required disclosure shall only be made, to the extent consistent with law, after consultation with the Purchaser.

         9.2 Consent to Amendments. No amendment, supplement or other modification to this Agreement or any other Investment Document shall be effective unless in writing and signed by the Purchaser and the Company, and the Catalina Entities may not take any action herein prohibited, or omit to perform any act herein required to be performed by them, unless the Company and the Guarantors shall have obtained the prior written consent of the Purchaser to such action or omission. No course of dealing between the Catalina Entities, on the one hand, and the Purchaser (or any successor or assignee thereof), on the other hand, nor any delay in exercising any rights hereunder or under the Note or any other Investment Document shall operate as a waiver of any rights of the Purchaser (or any other holder of the Notes).

         9.3 Entire Agreement. This Agreement, together with the Exhibits, and the Disclosure Schedule which are all incorporated herein by this reference and are an integral part of this Agreement, the Note, the Warrant, the Collateral Documents and the other Investment Documents, and the Confidentiality Agreement between the Company and an Affiliate of the Purchaser executed prior to the date hereof, constitute the full and entire agreement and understanding between the Purchaser, on the one hand, and the Catalina Entities, on the other hand, relating to the subject matter hereof and thereof, and supersede all prior oral and written, and all contemporaneous oral, agreements and understandings relating to the subject matter hereof.

         9.4 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provisions in any other jurisdiction.

         9.5 Successors and Assigns; Assignments. This Agreement shall inure to the benefit of, and be binding upon, the parties and their respective successors and permitted assigns. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company without the prior written Consent of the Purchaser. This Agreement and the rights, duties and obligations of the Purchaser hereunder may not be assigned or delegated by the Purchaser, other than to an Affiliate of the Purchaser, without the prior written Consent of the Company. Except as provided in the preceding sentences, any assignment or delegation of rights, duties or obligations hereunder made without the prior written Consent of the other party hereto shall be void and of no effect. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any Persons that are not party hereto other than as expressly set forth in this Section 9.5.

         9.6 Notices. All notices, demands, requests, Consents, approvals or other communications (collectively, "Notices") required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile. Notice otherwise sent as provided herein shall be deemed given on the next business day following delivery of such notice to a reputable air courier service.

                   To Company:         Catalina Lighting, Inc.
                                       18191 NW 68th Avenue
                                       Miami, Florida 33015
                                       Attention: Robert Hersh

                                       Telefax: (305) 827-3994

                   with a copy to:     Gibson, Dunn & Crutcher LLP
                                       1050 Connecticut Avenue, N.W.
                                       Washington, DC 20036
                                       Attention: John F. Olson, Esquire or
                                       Ronald O. Mueller, Esquire

                                       Telefax: (202) 467-0539

                                       and

                                       J. Parker Ailstock, PA
                                       2615 N.W. 5th Place
                                       Gainesville, Florida 32607

                                       Telefax: (352) 378-5879

                                       To the Purchaser:

                                       Sun Catalina Holdings, LLC
                                       c/o Sun Capital Partners, Inc.
                                       5355 Town Center Road
                                       Suite 802
                                       Boca Raton, Florida 33486
                                       Attention: Marc J. Leder,
                                       Rodger R. Krouse and C. Deryl Couch, Esq.

                                       Telefax: (561) 394-0540

                                       with a copy to:

                                       Morgan, Lewis & Bockius LLP
                                       One Oxford Centre, Thirty-Second Floor
                                       301 Grant Street
                                       Pittsburgh, PA   15219
                                       Attention: David A. Gerson, Esq.

                                       Telefax: (412) 560-3399

         9.7 Counterparts. This Agreement may be executed in two or more counterparts and by facsimile, each of which shall be deemed an original, but all of which together shall constitute one instrument.


         9.8 Governing Law. This Agreement shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed within the State of New York, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the United States District Court sitting in the Southern District of New York, and of the Supreme Court of the State of New York sitting in New York county and any appellate court from any thereof, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.

         9.9 Limitation of Liability. No claim shall be made by any Catalina Entity or any of its or their Affiliates against the Purchaser, or any Affiliates, partners, directors, officers, employees, agents, representatives, attorneys, accountants or advisors of the Purchaser, for any special, indirect, consequential or punitive damages in respect of any claim for breach of contract or under any other theory of liability arising out of or related to the transactions contemplated by this Agreement or any other Investment Document, or any act, omission or event occurring in connection therewith. Each Catalina Entity hereby waives, releases and agrees not to sue upon any claim for such damages, whether or not accrued and whether or not known or suspected to exist in its favor.

         9.10 Waiver of Trial by Jury. Each Catalina Entity and the Purchaser hereby irrevocably and unconditionally waives the right to a trial by jury in any action, suit, counterclaim or other proceeding (whether based on contract, tort or otherwise) arising out of, connected with or relating to this Agreement, any other Investment Document, any Collateral Document, the transactions contemplated hereby or thereby, or the actions of Purchaser in the negotiation, administration, performance or enforcement.

         IN WITNESS WHEREOF, the parties have caused this Amended and Restated Note Purchase Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.


COMPANY                                     CATALINA LIGHTING, INC.,
                                            a Florida corporation


                                            By: /s/ Robert Hersh
                                                -------------------------------
                                            Name:   Robert Hersh
                                            Title:  President and Chief
                                                    Executive Officer


PURCHASER                                   SUN CATALINA HOLDINGS, LLC,
                                            a Delaware limited liability company


                                            By: /s/ Michael Kalb
                                                -------------------------------
                                            Name:   Michael Kalb
                                            Title:  Vice President

                                                                    Exhibit 99.4

                                VOTING AGREEMENT

         THIS VOTING AGREEMENT ("Agreement") is made and entered into as of July 23, 2001 by and among Sun Catalina Holdings, LLC, a Delaware limited liability company ("Sun"), Catalina Lighting, Inc., a Florida corporation ("Catalina"), and the undersigned shareholder ("Shareholder") of Catalina.


                                    RECITALS

         WHEREAS, on the date hereof, Sun is entering into an Amended and Restated Stock Purchase Agreement (the "Stock Purchase Agreement") with Catalina, providing for the Catalina's issuance of its common stock, par value $0.01 (the "Common Stock"), to Sun;

         WHEREAS, on the date hereof, Sun is entering into an Amended and Restated Note Purchase Agreement (the "Note Purchase Agreement" and, together with the Stock Purchase Agreement, the "Purchase Agreements") with Catalina, providing for the Catalina's issuance of certain promissory notes to Sun;

         WHEREAS, Shareholder is the holder of record and the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the number of shares of the capital stock of Catalina indicated on the signature page of this Agreement (the "Shares"); and

         WHEREAS, as a condition to its execution and delivery of the Purchase Agreements and to induce the execution and delivery of the Purchase Agreements by Sun, Shareholder is willing to agree to vote all shares of Catalina capital stock owned by Shareholder in accordance with the terms of this Agreement, as more fully described below.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         1. Agreement to Vote Shares. Shareholder agrees that until the earlier of (i) the date on which Shareholder no longer beneficially owns shares of capital stock of Catalina and no longer has any options, whether vested or unvested, to purchase shares of capital stock of Catalina, or (ii) July ___, 2004 (the earliest thereof being hereinafter referred to as the "Termination Date"), Shareholder shall vote all Shares owned by Shareholder at the time of such vote, and any other shares of capital stock of Catalina that Shareholder has the right to vote, whether pursuant to a voting agreement, proxy or otherwise, at any meeting of the Catalina Shareholders (whether annual or special and whether or not an adjourned meeting), or, if applicable, take action by written consent, as directed by Sun. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Shareholder further agrees that, until the shareholders of Catalina approve an increase in the authorized capitalization as set forth in Section 5.13 of the Stock Purchase Agreement, the Shareholder shall not sell or transfer any of the Shares.

         2. Irrevocable Proxy. Concurrently with the execution of this Agreement, Shareholder, in furtherance of the transactions contemplated hereby and by the Purchase Agreements, and in order to secure the performance by Shareholder of his duties under this Agreement, shall promptly execute, in accordance with the applicable provisions of the Florida 1989 Business Corporation Act, as amended, and deliver to Sun an irrevocable proxy, substantially in the form of Annex A hereto (the "Proxy"), and irrevocably appoint Sun or its designees, with full power of substitution, his attorney and proxy to vote, or, if applicable, to give consent with respect to, all of the Shares owned by Shareholder, and any other shares of capital stock of Catalina that Shareholder has the right to vote in respect of any of the matters set forth in, and in accordance with the provisions of Section 1. Shareholder acknowledges that the Proxy shall be coupled with an interest, shall constitute, among other things, an inducement for Sun to enter into the Purchase Agreements, shall be irrevocable and shall not be terminated by operation of law upon the occurrence of any event, including, without limitation, the death or incapacity of Shareholder. Notwithstanding any provision contained in the Proxy, the Proxy shall terminate upon the Termination Date.

         3. Representations, Warranties and Covenants of Shareholder. Shareholder hereby represents and warrants to, and covenants with, Sun as follows:

                  (a) Shareholder (i) as of the date of this Agreement, is the holder of record and beneficial owner of the Shares free and clear of any liens, claims, options, charges or other encumbrances that would interfere with the voting of the Shares or the granting of any proxy with respect thereto, (ii) as of the date of this Agreement, does not beneficially own any shares of capital stock of Catalina other than the Shares (except to the extent that Shareholder currently disclaims beneficial ownership in accordance with the Exchange Act) and (iii) has full power and authority to make, enter into, deliver and carry out the terms of this Agreement and the Proxy.

                  (b) Between the date of this Agreement and the expiration or termination of this Agreement, Shareholder will not, and will not permit any entity under Shareholder's control to, deposit any shares of Catalina capital stock held by Shareholder or such entity in a voting trust or subject any shares of Catalina capital stock held by such Shareholder or such entity to any arrangement or agreement with respect to the voting of such shares of capital stock, other than agreements entered into with Sun.

                  (c) This Agreement constitutes the legal, valid and binding obligation of Shareholder. Neither the execution of this Agreement by Shareholder nor the consummation of the transactions contemplated herein will violate or result in a breach of (i) any provision of any trust, charter, partnership agreement or other charter document applicable to Shareholder, (ii) any agreement to which Shareholder is a party or by which Shareholder is bound,
(iii) any decree, judgment or order to which Shareholder is subject, or (iv) any law or regulation now in effect applicable to Shareholder.

         4. Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, merger, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Catalina on, of or affecting the Shares or (b) that Shareholder shall become the beneficial owner of any additional shares of capital stock or other securities of Catalina entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1, then the terms of this Agreement shall apply to the shares of capital stock or other instruments or documents held by Shareholder immediately following the effectiveness of the events described in clause (a) or Shareholder becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were Shares hereunder.

         5. Termination. Notwithstanding any other provision contained herein, this Agreement and the Proxy, and all obligations of Shareholder hereunder and thereunder, shall terminate upon the Termination Date

         6. Legend. Concurrently with the execution of this Agreement, Shareholder is surrendering to Catalina the certificates representing the Shares, and is hereby requesting the following legend be placed on the certificates representing such Shares and shall request such legend remain thereon until the Termination Date:

         "THE SHARES OF CAPITAL STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT, DATED AS OF JULY __, 2001, BETWEEN SHAREHOLDER AND SUN CATALINA HOLDINGS, LLC WHICH AGREEMENT SUBJECTS THE SHARES TO AN IRREVOCABLE PROXY IN ACCORDANCE WITH THE PROVISIONS OF THE FLORIDA 1989 BUSINESS CORPORATION ACT, AS AMENDED."

         In the event Shareholder shall become the beneficial owner of any additional shares of Common Stock or other securities (whether by the exercise of options or otherwise) entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1, Shareholder shall, upon acquiring such beneficial ownership, surrender to Catalina the certificates representing such shares or securities and request the foregoing legend be placed on such certificates and remain thereon until the Termination Date. Shareholder shall provide Sun with satisfactory evidence of his compliance with this Section 6 on or prior to the date ten (10) business days after the execution hereof or of the request relating to Shareholder's Proxy, as the case may be.

         7. Specific Performance. Shareholder acknowledges the agreements contained in this Agreement are an integral part of the transactions contemplated by the Purchase Agreements, and, without these agreements, Sun would not enter into the Purchase Agreements, and acknowledges damages would be an inadequate remedy for any breach by him of the provisions of this Agreement. Accordingly, Shareholder and Sun each agree the obligations of the parties hereunder shall be specifically enforceable and neither party shall take any action to impede the other from seeking to enforce such right of specific performance.


         8. Notices. All notices, demands, requests, Consents, approvals or other communications (collectively, "Notices") required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile. Notice otherwise sent as provided herein shall be deemed given on the next business day following delivery of such notice to a reputable air courier service.

                  To Catalina:        Catalina Lighting, Inc.
                                      18191 NW 68th Avenue
                                      Miami, Florida 33015
                                      Attention: Robert Hersh
                                      Telefax: (305) 827-3994


                  with a copy to:     Gibson, Dunn & Crutcher LLP
                                      1050 Connecticut Avenue, N.W.
                                      Washington, DC 20036
                                      Attention: John F. Olson, Esquire or
                                      Ronald O. Mueller, Esquire
                                      Telefax: (202) 467-0539

                                      and

                                      J. Parker Ailstock, PA
                                      2615 N.W. 5th Place
                                      Gainesville, Florida 32607
                                      Telefax: (352) 378-5879

                  To Sun:

                                      Sun Catalina Holdings, LLC
                                      c/o Sun Capital Partners, Inc.
                                      5355 Town Center Road
                                      Suite 802
                                      Boca Raton, Florida 33486
                                      Attention: Marc J. Leder, Rodger R. Krouse and C. Deryl Couch, Esq.
                                      Telefax: (561) 394-0540

                                      with a copy to:

                                      Morgan, Lewis & Bockius LLP
                                      One Oxford Centre, Thirty-Second Floor
                                      301 Grant Street
                                      Pittsburgh, PA   15219
                                      Attention: David A. Gerson, Esq.
                                      Telefax: (412) 560-3399

                  To Shareholder:     To the address listed on the signature
                                      page hereto.

         9. Miscellaneous.

                  (a) Binding Effect; Survival. This Agreement shall become effective as to Shareholder at the time Shareholder executes and delivers this Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns.

                  (b) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida applicable to agreements made and to be performed entirely within such State.

                  (c) Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be an original and all of which together shall constitute one and the same agreement.

                  (d) Effect of Headings. The section headings herein are for convenience of reference only and shall not affect the construction hereof.

                  (e) Additional Agreements; Further Assurance. Subject to the terms and conditions herein provided, Shareholder agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. Shareholder will provide Sun with all documents which may reasonably be requested by Sun and will take reasonable steps to enable Sun to obtain all rights and benefits provided it hereunder.

                  (f) Amendment; Waiver. No amendment or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and signed by Sun and Shareholder, in the case of an amendment, or by the party which is the beneficiary of any such provision, in the case of a waiver or a consent to depart therefrom.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

                                     SUN CATALINA HOLDINGS, LLC


                                     By: _____________________________
                                     Name:
                                     Title:

                                     CATALINA LIGHTING, INC.


                                     By: _____________________________
                                     Name:
                                     Title:


                                     SHAREHOLDER


                                     -------------------------------


                                     Shareholder's Address for Notice:

                                     -------------------------------

                                     -------------------------------

                                     -------------------------------


                                     Number of Shares owned beneficially:

                                     ------------------------------


                                     Number of Shares owned of record
                                     (if different from above):

                                     ------------------------------

                                     ANNEX A

                                IRREVOCABLE PROXY

         In order to secure the performance of the duties of the undersigned pursuant to the Voting Agreement, dated as of July 23, 2001 (the "Voting Agreement"), between the undersigned, Catalina Lighting, Inc., a Florida corporation, and Sun Catalina Holdings, LLC, a Delaware limited liability company ("Sun"), a copy of such agreement being attached hereto and incorporated by reference herein, the undersigned hereby irrevocably appoints _________ and ________, and each of them, the attorneys, agents and proxies, with full power of substitution in each of them, for the undersigned and in the name, place and stead of the undersigned, in respect of any of the matters set forth in Section 1 of the Voting Agreement, to vote or, if applicable, to give written consent, in accordance with the provisions of said Section 1 and otherwise act (consistent with the terms of the Voting Agreement) with respect to all shares of Common Stock, par value $0.01 per share (the "Shares"), of Catalina Lighting, Inc., a Florida corporation ("Catalina"), whether now owned or hereafter acquired, which the undersigned is or may be entitled to vote at any meeting of Catalina held after the date hereof, whether annual or special and whether or not an adjourned meeting, or, if applicable, to give written consent with respect thereto. This Proxy is given in consideration of the certain Amended and Restated Note Purchase Agreement and the certain Amended and Restated Stock Purchase Agreement, each dated as of July __, 2001, by and between Catalina and Sun, and as such is coupled with an interest, shall be irrevocable and binding on any successor in interest of the undersigned and shall not be terminated by operation of law upon the occurrence of any event, including, without limitation, the death or incapacity of the undersigned. This Proxy shall operate to revoke any prior proxy as to the Shares heretofore granted by the undersigned. This proxy shall terminate on the Termination Date (as defined in the Voting Agreement). This Proxy has been executed in accordance with the Florida General Corporation Act.



Dated: July __, 2001


SHAREHOLDER

____________________________________



Shares beneficially owned by Shareholder: ___________________

Shares owned of record by Shareholder: ___________________

                                                                    Exhibit 99.5


                             SHAREHOLDERS' AGREEMENT


         THIS SHAREHOLDERS' AGREEMENT (this "AGREEMENT") is entered into as of July 23, 2001, by and among SUN CATALINA HOLDINGS, LLC, a Delaware limited liability company (together with any of its Permitted Affiliates that Own Subject Securities from time to time, "SCH"), SUNTRUST BANKS, INC., a Georgia corporation (together with any of its assignees that Own Subject Securities from time to time, "STB") and CATALINA LIGHTING, INC., a Florida corporation (the "COMPANY").

                                    RECITALS

         WHEREAS, on the date hereof, SCH is entering into an Amended and Restated Stock Purchase Agreement (the "STOCK PURCHASE AGREEMENT") with the Company, pursuant to which the Company is issuing shares of its common stock, par value $0.01 (the "COMPANY COMMON STOCK"), to SCH;

         WHEREAS, on the date hereof, SCH is entering into an Amended and Restated Note Purchase Agreement (the "SCH NOTE PURCHASE AGREEMENT" and, together with the Stock Purchase Agreement, the "PURCHASE AGREEMENTS") with the Company, pursuant to which the Company is issuing subordinated notes and warrants to purchase shares of Company Common Stock (the "SCH WARRANTS");

         WHEREAS, on the date hereof, STB is entering into a Note Purchase Agreement with the Company (the "STB NOTE PURCHASE AGREEMENT"), pursuant to which the Company is issuing senior subordinated notes and warrants to purchase shares of Company Common Stock (the "STB WARRANTS"); and

         WHEREAS, the Shareholders desire to enter into this Agreement to provide for certain rights with respect to transfers of Subject Securities.

         NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

                         SECTION 1: CERTAIN DEFINITIONS

         For purposes of this Agreement:

                  (a) "EXPIRATION DATE" shall mean the date upon which this Agreement is terminated pursuant to SECTION 7.2.

                  (b) Each Shareholder shall be deemed to "OWN" or to have acquired "OWNERSHIP" of a security if such Shareholder: (i) is the record owner of such security or (ii) in the case of SCH only, is deemed to be the "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security.

                  (c) "PERMITTED AFFILIATE" shall mean, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person (including, with respect to a private equity fund or venture capital fund, a side-by-side or co-investment fund or other affiliated private equity fund or venture capital fund). For the purposes of this definition, the term "controlled by" means the possession of the power to vote more than 50% of the voting securities of such Person or to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

                  (d) "PERMITTED TRANSFER" shall mean (i) with respect to SCH, any Transfer of Subject Securities to a Permitted Affiliate, provided that such Permitted Affiliate agrees to be bound by the terms of this Agreement and executes a joinder hereto, Transfers of up to 5% of the aggregate Subject Securities of SCH to any other Person and any other Transfer of Subject Securities that complies with Section 4.1 or Section 4.2 hereof, and (ii) with respect to STB, any Transfer of Subject Securities to any Person, provided that such Person agrees to be bound by the terms of this Agreement, executes a joinder hereto, and executes a Proxy with respect to such Subject Securities.

                  (e) "PERSON" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity or (iii) governmental authority.

                  (f) "SHAREHOLDER" shall mean each of SCH and STB.

                  (g) "SUBJECT SECURITIES" shall mean: (i) all securities of the Company (including all shares of Company Common Stock and other capital stock of the Company and all options, warrants and other rights to acquire shares of Company Common Stock or other capital stock of the Company) Owned by each of the Shareholders as of the date of this Agreement and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and other capital stock of the Company and all additional options, warrants and other rights to acquire shares of Company Common Stock or other capital stock of the Company) of which each of the Shareholders acquires Ownership during the period from the date of this Agreement through the Expiration Date; provided, however, that the term Subject Securities shall not include any shares of Company Common Stock that are registered under the Securities Act and no longer Owned by SunTrust Banks, Inc. or any of its Permitted Affiliates.

                  (h) A Person shall be deemed to have effected a "TRANSFER" of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

                              SECTION 2: TRANSFERS

         2.1 RESTRICTIONS ON TRANSFER OF SUBJECT SECURITIES. During the period from the date of this Agreement through the Expiration Date, no Shareholder shall Transfer any of the Subject Securities Owned by it except in a Permitted Transfer. Any Transfer in contravention of the provisions of this Agreement shall be void.

         2.2 TRANSFER OF VOTING RIGHTS. During the period from the date of this Agreement through the Expiration Date, STB shall not (a) deposit any Subject Securities into a voting trust or (b) grant a proxy or enter into any similar agreement with respect to any of the Subject Securities except as provided herein.

                            SECTION 3: PROXY; VOTING

         3.1 AGREEMENT TO VOTE SHARES. Until the Expiration Date, STB shall: (i) vote all shares of Common Stock constituting Subject Securities Owned by STB (if any) at any meeting of the shareholders of the Company (whether annual or special and whether or not an adjourned meeting); and (ii) take action by written consent, as directed by SCH. Any such vote shall be cast or such consent shall be given in accordance with such procedures relating thereto as shall ensure that the vote or consent is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

         3.2 IRREVOCABLE PROXY. Concurrently with the execution of this Agreement, STB, in furtherance of the transactions contemplated hereby, and in order to secure the performance by STB of its duties under this Agreement, shall promptly execute, in accordance with the applicable provisions of the Florida Business Corporation Act, and deliver to SCH an irrevocable proxy, substantially in the form of ANNEX A hereto (the "PROXY") and irrevocably appoint SCH or its designees, with full power of substitution, its attorney and proxy to vote, or, if applicable, to give written consent with respect to, all of the Subject Securities owned by the STB in respect of any of the matters set forth in, and in accordance with the provisions of SECTION 3.1. STB acknowledges that the Proxy shall be coupled with an interest, shall constitute, among other things, an inducement for SCH to enter into the transactions contemplated by the Purchase Agreements, including the Subordination Agreement dated as of July 23, 2001, by and between SCH and STB, shall be irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event. Notwithstanding any provision contained in the Proxy, the Proxy shall terminate upon the Expiration Date.

         3.3 VOTING IN FAVOR OF INCREASING THE AUTHORIZED NUMBER OF SHARES OF THE COMPANY. Until the Company has duly authorized and reserved for issuance upon the exercise in full of the STB Warrants the maximum of shares of its Common Stock into which the STB Warrants may be exercised, SCH agrees that it will vote all of its Subject Securities in favor of any shareholder resolution or consent increasing the authorized number of shares of Common Stock of the Company.

                   SECTION 4: CO-SALE RIGHTS; MANDATORY SALES

         4.1 CO-SALE RIGHTS.

                  (a) Except with respect to Transfers to Permitted Affiliates, SCH agrees that it will not enter into any transaction that would result in the sale by it of more than 5% of the Subject Securities then Owned by it, unless prior to such sale SCH shall give at least fifteen (15) days written notice to STB. SCH further agrees to offer to cause to be included in the sale, on the same terms and conditions, that percentage of the shares of Common Stock then Owned by STB equal to the Sale Portion (as defined below).

                  (b) Such notice (the "CO-SALE NOTICE") shall set forth (i) the amount of securities to be sold, (ii) the principal terms of the sale, (iii) the percentage such securities would constitute of the Common Stock of the Company then Owned by SCH (the "SALE Portion"), (iv) the offer to cause to be included in the sale, on the same terms and conditions, that percentage of the shares of Common Stock then Owned by STB equal to the Sale Portion, and (v) the date by which STB must respond, which shall be no less than ten (10) days after delivery of the Co-Sale Notice (the "CUTOFF DATE"). To exercise its right of co-sale STB must notify SCH on or prior to the Cutoff Date that it intends to participate in the sale and the number of shares it desires to sell (up to its Sale Portion).

                  (c) In the event that the Subject Securities covered by the Co-Sale Notice are not disposed of within ninety (90) days from the date of the Co-Sale Notice, then such Subject Securities shall once again be subject to the co-sale rights set forth in this SECTION 4.1.

                  (d) It shall be a condition to STB's right to participate in the sale that STB shall (i) deliver to SCH for transfer one or more certificates, properly endorsed for transfer, which represent the number of shares of Company Common Stock STB elects to sell pursuant to this
SECTION 4.1, (ii) pay its pro rata share (based on the respective Sale Portions) of the expenses incurred in connection with such sale; and (iii) be obligated to provide customary representations, warranties and indemnification solely regarding the ownership of the Subject Securities, the absence of any liens or encumbrances thereon and STB's ability to convey marketable title to the Subject Securities, but excluding any representations, warranties and indemnification regarding the business, assets, liabilities, prospects, operations or financial condition of the Company or its business or the ownership of, liens or encumbrances on, or marketable title of any other Subject Securities; provided, however, that STB shall not be obligated in connection with such sale to agree to indemnify or hold harmless the third party purchase with respect to any amount in excess of the proceeds paid to it in connection with such sale.

         4.2 MANDATORY SALES.

                  (a) In the event that the Company or SCH receives a bona fide offer to purchase all of the outstanding shares of the Company's capital stock, or for any other sale of the Company, whether structured as a sale of capital stock or assets, or as a merger or other business combination (a "SALE TRANSACTION") and prior to such sale SCH shall give written notice to STB that it intends to sell its shares of Company capital stock or vote in favor of such Sale Transaction (the "SALE NOTICE"), then SCH shall have the right, exercisable at any time beginning fifteen (15) days after delivery of the Sale Notice to require STB to sell all of the Subject Securities Owned by STB (including all securities convertible into or exercisable for shares of the Company's capital stock) to the proposed purchaser or participate in such Sale Transaction, on the same terms and conditions as govern the proposed Sale Transaction.

                  (b) STB shall vote for and consent to such Sale Transaction, and shall not object to, contest, or bring a claim against such Sale Transaction. If the Sale Transaction is structured as (i) a merger or consolidation, STB shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation, or (ii) a sale of stock, recapitalization or change in corporate form STB shall (A) agree to sell all of the Subject Securities Owned by STB (including all securities convertible into or exercisable for shares of the Company's capital stock) on the terms and conditions approved by the Company and (B) execute such purchase agreement and other documents (in form and substance reasonably satisfactory to STB, consistent with the terms and conditions approved by the Company) as executed are being executed by SCH. Each Stockholder shall take such other necessary or desirable actions in connection with the consummation of transactions contemplated hereby as reasonably requested by the Company.

                  (c) At least five (5) days prior to the date proposed for consummation of the Sale Transaction, STB will deliver to SCH certificates representing the Subject Securities Owned by it (and duly executed conversion or exercise forms with respect to any securities convertible into or exercisable for shares of the Company's capital stock), duly endorsed for transfer, together with all other documents reasonably required by SCH to be executed in connection with the Sale Transaction (in form and substance reasonably satisfactory to SRB), or an unconditional agreement to deliver such shares and documents pursuant to this SECTION 4.2 at the closing of such Sale Transaction in return for delivery to STB of the consideration for the Sale Transaction. If STB fails to deliver such certificates as provided above, upon the consummation of the Sale Transaction, such certificates shall represent only the right to receive the consideration for the shares of capital stock evidenced by such certificates as is payable pursuant to the Sale Transaction. The Company will cause its books and records to show that such shares are bound by the provisions of this SECTION
4.2 and that such shares are to be transferred on the records of the Company to the purchaser.

                   SECTION 5: REPRESENTATIONS AND WARRANTIES

         Each Shareholder, as to itself only, hereby represents and warrants to the other as follows:

         5.1 AUTHORIZATION, ETC. Such Shareholder has the requisite power, authority and legal right to execute, deliver and perform this Agreement and, in the case of STB, the Proxy. The execution, delivery and performance of this Agreement by such Shareholder and, in the case of STB, the Proxy have been duly authorized by all necessary action, corporate or otherwise. This Agreement has been duly executed and delivered by a duly authorized officer of such Shareholder, and when executed and delivered by the other Shareholder, this Agreement constitutes the legal, valid and binding obligations of such Shareholder enforceable against such Shareholder in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application affecting the enforcement of creditors' right generally.

         5.2 NO CONFLICTS OR CONSENTS.

                  (a) The execution and delivery of this Agreement by such Shareholder and, in the case of STB, the Proxy do not, and the performance of this Agreement by such Shareholder and, in the case of STB, the Proxy will not:
(i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to such Shareholder or by which any properties of such Shareholder is or may be bound or affected; (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any contract to which such Shareholder is a party or by which such Shareholder or any of his affiliates or properties is or may be bound or affected; or (iii) conflict with or violate any other contract, agreement or understanding relating to such Shareholder's ability to vote the Subject Securities at any meeting of the Shareholders of the Company or such Shareholder's ability to render written consents in lieu thereof.

                  (b) The execution and delivery of this Agreement by such Shareholder and, in the case of STB, the Proxy do not, and the performance of this Agreement by Shareholder and, in the case of STB, the Proxy will not, require any consent or approval of any Person, except to the extent that it would not impact the ability of such Shareholder to perform its obligations hereunder.

         5.3 TITLE TO SECURITIES. As of the date of this Agreement, STB holds of record (free and clear of any encumbrances or restrictions except restrictions under federal and state securities laws and restrictions under this Agreement) the STB Warrant issued under the STB Note Purchase Agreement. STB does not Own any shares of capital stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the STB Warrant issued under the STB Note Purchase Agreement.

                         SECTION 6: FURTHER ASSURANCES

         From time to time and without additional consideration, each Shareholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as the other may reasonably request for the purpose of carrying out and furthering the intent of this Agreement and the Proxy.

                            SECTION 7: MISCELLANEOUS

         7.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties made by the Shareholders in this Agreement shall survive until the Expiration Date.

         7.2 TERMINATION. This Agreement shall continue until terminated upon the earliest to occur of (the "EXPIRATION DATE"): (i) the date that all Subject Securities of STB or its assignees have been registered under the Securities Act; (ii) July ___, 2011; or (iii) the mutual written consent of each of the Shareholders.

         7.3 NOTICES. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed to have been duly delivered, given and received: if delivered personally, upon receipt; if telecopied, when telecopied with confirmation of receipt, provided that a written copy thereof is sent on the same day by postage paid first-class mail; if sent by overnight delivery service, the next business day following timely deposit with such overnight delivery service; and if sent by certified or registered mail, three business days after timely deposit (postage prepaid) with the U.S. mail service, to such party at the following address:

                  if to SCH:

                           Sun Catalina Holdings, LLC
                           c/o Sun Capital Partners, Inc.
                           5200 Town Center Circle
                           Suite 470
                           Boca Raton, Florida 33486
                           Attention:  Marc J. Leder, Rodger R. Krouse
                                       and C. Deryl Couch, Esq.
                           Telefax:    (561) 394-0540

                           with a copy to:

                           Morgan, Lewis & Bockius LLP
                           One Oxford Centre, Thirty-Second Floor
                           301 Grant Street
                           Pittsburgh, PA 15219
                           Attention:  David A. Gerson, Esq.
                           Telefax:    (412) 560-3349

                  if to STB:

                           SunTrust Banks, Inc.
                           303 Peachtree Street NE, 25th Floor
                           Atlanta, Georgia 30308
                           Attention:  Mr. Palmer Henson
                           Telefax:    (404) 588-7501

                           with a copy to:

                           King & Spalding
                           191 Peachtree Street
                           Atlanta, Georgia 30303
                           Attention:  Carolyn Z. Alford, Esq.
                           Telefax:    (404) 572-5149

                  To Company:

                           Catalina Lighting, Inc.
                           18191 NW 68th Avenue
                           Miami, Florida 33015
                           Attention:  Chief Executive Officer
                           Telefax:    (305) 827-3994

         7.4 SEVERABILITY. If any provision of this Agreement of the Proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable the fullest extent permitted by law, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement or the Proxy. Each provision of this Agreement is separable from every other provision of this Agreement, and each part of each provision of this Agreement is separable from every other part of such provision.

         7.5 ENTIRE AGREEMENT. This Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement or the Proxy shall be binding upon any party unless made in writing and signed by all of the parties.

         7.6 ASSIGNMENT; BINDING EFFECT. Except as provided herein, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by any of the Shareholders and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon each of the Shareholders and their respective heirs, estate, executors, personal representatives, successors and assigns. Nothing in this Agreement is intended to confer on any Person (other than the Shareholders and their respective successors and assigns) any rights or remedies of any nature.

         7.7 SPECIFIC PERFORMANCE. The parties acknowledge that irreparable damage would occur in the event that any of the provisions of this Agreement or the Proxy were not performed in accordance with its specific terms or was otherwise breached. Each Shareholder agrees that, in the event of any breach or threatened breach by any Shareholder of any covenant or obligation contained in this Agreement or the Proxy, the other Shareholder shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Each Shareholder further agrees that no Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this SECTION 7.7, and each Shareholder irrevocably waives any right he may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

         7.8 LEGEND. Any certificates representing shares of Subject Securities issued to STB shall bear the following legend, which shall remain on such certificates until the Expiration Date:

         "THE SHARES OF CAPITAL STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SHAREHOLDERS AGREEMENT, DATED AS OF JULY __, 2001, BETWEEN THE SHAREHOLDER AND SUN CATALINA HOLDINGS, LLC WHICH, AMONG OTHER THINGS, RESTRICTS THE SALE OR TRANSFER OF SUCH SHARES EXCEPT IN ACCORDANCE THEREWITH AND SUCH SHARES ARE ALSO SUBJECT TO AN IRREVOCABLE PROXY PROVIDED UNDER THE FLORIDA BUSINESS CORPORATION ACT."

         Any certificates representing shares of Subject Securities issued to SCH shall bear the following legend, which shall remain on such certificates until the Expiration Date:

         "THE SHARES OF CAPITAL STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SHAREHOLDERS AGREEMENT, DATED AS OF JULY __, 2001, BETWEEN THE SHAREHOLDER AND SUNTRUST BANKS, INC. WHICH, AMONG OTHER THINGS, RESTRICTS THE SALE OR TRANSFER OF SUCH SHARES EXCEPT IN ACCORDANCE THEREWITH."

         7.9 NON-EXCLUSIVITY. The rights and remedies of each Shareholder under this Agreement are not exclusive of or limited by any other rights or remedies that it may have, whether at law, in equity, by contract or otherwise, all of which rights and remedies shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of each Shareholder under this Agreement, and the obligations and liabilities of the other Shareholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Agreement shall limit any of the Shareholders' obligations, rights or remedies, under any other agreement between them; and nothing in any such other agreement shall limit any of such Shareholder's obligations, rights or remedies under this Agreement.

         7.10 FLORIDA LAW TO GOVERN; JURISDICTION; WAIVER OF JURY TRIAL. This Agreement and the Proxy shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Florida, without giving effect to any of the conflicts of laws provisions thereof that would require the application of the substantive laws of any other jurisdiction. In connection with any dispute related to this Agreement or the Proxy, each of the parties hereto hereby irrevocably and unconditionally (a) submits to the exclusive jurisdiction of the United States District Court for the Southern District of Florida, or, if such court will not accept jurisdiction, the jurisdiction of any court of competent civil jurisdiction sitting in Miami-Dade County, Florida, and
(b) waives the right and agrees not to assert by way of motion, as a defense or otherwise in any action, suit or other legal proceeding brought in any such court, any claim that it, he or she is not subject to the jurisdiction of such court, that such action, suit or proceeding is brought in an inconvenient forum or that the venue of such action, suit or proceeding is improper. Each of the parties hereto also irrevocably and unconditionally consents to the service of any process, pleadings, notices or other papers in a manner permitted by the notice provisions of SECTION 7.3 hereof. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

         7.11 COUNTERPARTS. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

         7.12 CAPTIONS. The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

         7.13 WAIVER. No failure on the part of either Shareholder to exercise any power, right, privilege or remedy under this Agreement or the Proxy, and no delay on the part of either Shareholder in exercising any power, right, privilege or remedy under this Agreement or the Proxy, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Neither Shareholder shall be deemed to have waived any claim available to such Shareholder arising out of this Agreement or the Proxy, or any power, right, privilege or remedy of such Shareholder under this Agreement or the Proxy, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Shareholder; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

         7.14 COMPANY ACTION. The Company shall take all action, do all things and execute and deliver all documents as may be necessary to ensure that the intent and purpose of this Agreement and the Proxy are carried out.

         7.15 CONSTRUCTION.

                  (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

                  (b) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

                  (c) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.









                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.


                                     SUN CATALINA HOLDINGS, LLC,



                                     By: /s/ Michael Kalb
                                         -------------------------------
                                     Name:   Michael Kalb
                                     Title:  Vice President


                                     SUNTRUST BANKS, INC.



                                     By: /s/ Illegible
                                         ---------------------------------
                                     Name:
                                     Title:


                                     CATALINA LIGHTING, INC.



                                      By: /s/ Robert Hersh
                                          -------------------------------
                                      Name:   Robert Hersh
                                      Title:  President and Chief
                                              Executive Officer

                                     ANNEX A

                                IRREVOCABLE PROXY

         In order to secure the performance of the duties of the undersigned pursuant to the Shareholders' Agreement, dated as of July 23, 2001 (the "Shareholders' Agreement"), between the undersigned, Catalina Lighting, Inc., a Florida corporation ("Catalina"), and Sun Catalina Holdings, LLC, a Delaware limited liability company ("SCH"), a copy of such agreement being attached hereto and incorporated by reference herein, the undersigned hereby irrevocably appoints _________ and ________, and each of them, the attorneys, agents and proxies, with full power of substitution in each of them, for the undersigned and in the name, place and stead of the undersigned, in respect of any of the matters set forth in Section 3 of the Shareholders' Agreement, to vote or, if applicable, to give written consent, in accordance with the provisions of said
Section 3 and otherwise act (consistent with the terms of the Shareholders' Agreement) with respect to all of the Subject Securities (as defined in the Shareholders' Agreement) of Catalina, whether now owned or hereafter acquired, which the undersigned is or may be entitled to vote at any meeting of Catalina held after the date hereof, whether annual or special and whether or not an adjourned meeting, or, if applicable, to give written consent with respect thereto. This Proxy is given in consideration of the transactions contemplated by the Purchase Agreements (as defined in the Shareholders' Agreement) and that certain Subordination Agreement dated as of July __, 2001 by and between STB and SCH, and as such is coupled with an interest, shall be irrevocable and binding on any successor in interest of the undersigned and shall not be terminated by operation of law upon the occurrence of any event, including, without limitation, the death or incapacity of the undersigned. This Proxy shall operate to revoke any prior proxy as to the Subject Securities heretofore granted by the undersigned. This Proxy shall terminate on the Expiration Date (as defined in the Shareholders Agreement). This Proxy has been executed in accordance with the Florida Business Corporation Act.

Dated: July 23, 2001


SUNTRUST BANKS, INC.



By:__________________________________
Name:
Title:











                            [Signature Page to Proxy]